2001 ANNUAL REPORT











The miracles of science®

DuPont at 200

In 2002, DuPont celebrates its 200th anniversary.

The company that began as a small, family firm on the banks of Delaware's Brandywine River is today a global enterprise operating in 70 countries around the world. From a manufacturer of one main product – black powder for guns and blasting – DuPont grew through a remarkable series of scientific leaps into a supplier of some of the world's most advanced materials, services and technologies. Much of what we take for granted in the look, feel, and utility of modern life was brought to the marketplace as a result of DuPont discoveries, the genius of DuPont scientists and engineers, and the hard work of DuPont employees in plants and offices, year in and year out.

Along the way, there have been some exceptional constants. The company's core values of safety, health and the environment, ethics, and respect for people have evolved to meet the challenges and opportunities of each era, but as they are lived today they would be easily recognizable to our founder. The central role of science as the means for gaining competitive advantage and creating value for customers and shareholders has been consistent. It would be familiar to any employee plucked at random from any decade of the company's existence.

Yet nothing has contributed more to the success of DuPont than its ability to transform itself in order to grow. Whether moving into high explosives in the latter 19th century, into chemicals and polymers in the 20th century, or into biotechnology and other integrated sciences today, DuPont has always embraced change as a means to grow. The will to discover and the imagination to turn discovery into business still drive DuPont. We will be delivering "The miracles of science" for many years to come.

Corporate Highlights

(Dollars in millions, except per share)

Operating Results	2001	2000
Sales	$24,726	$28,268
Income from Continuing Operations before One-time Items	$ 1,251	$ 2,878
Net Income	$ 4,339	$ 2,314
Depreciation and Amortization	$ 1,754	$ 1,860
Capital Expenditures	$ 1,634	$ 2,022
Research and Development Expense	$ 1,588	$ 1,776
Financial Position, Year End		
Total Assets	$40,319	$39,426
Total Debt	$ 6,814	$ 9,905
Stockholders' Equity	$14,452	$13,299
Data Per Common Share		
Earnings before One-time Items – Diluted	$ 1.19	$ 2.73
Earnings – Diluted	$ 4.16	$ 2.19
Dividends	$ 1.40	$ 1.40
Market Price Range	$49.88 – 32.64	$74.00 – 38.19
Other Totals, Year End		
Shares of Common Stock Outstanding (millions)	1,002	1,039
Common Stockholders of Record (thousands)	127	132
Employees (thousands)	79	93

Sales

(dollars in billions)


$28
$27
$26
$25
$24
$23
$22
1997
1998
1999
2000
2001

Earnings Per Share – Diluted

Continuing Operations Before One-time Items

(dollars)


$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
1997
1998
1999
2000
2001
After One-time Items
$1.24
$1.25
$0.19
$2.19
$4.16

Dividends Per Share

(dollars)


$1.50
$1.25
$1.00
1997
1998
1999
2000
2001

2001 was a profoundly challenging year for DuPont. We faced the worst economic environment in two decades, unusually high energy prices, and unfavorable currency exchange rates. Yet we remained focused on executing our plans and implemented important strategic actions. As we begin 2002, we are still on track to achieve our long-term goals.

Because of the nature of our businesses and the many markets we serve, DuPont was one of the first to see the economic troubles on the horizon. We made immediate adjustments to deal with recession even as debate continued about whether or not the United States was headed for one. We worked to hone our competitive strengths and solidify our customer relationships so that we will be able to outpace the competition when the upturn inevitably arrives.

"I remember well that Toyota used DuPont paint for our first passenger car, the "Toyota Crown" in 1955. Toyota continues to pursue challenging new technologies everyday, just like DuPont who totally changed the automotive industry in the past century. We expect DuPont to create a new paradigm in our industry through innovative materials in the new century."

Dr. Shoichiro Toyoda, Honorary Chairman, Toyota Motor Corporation

There were bright spots in the year. The sale of DuPont Pharmaceuticals for almost $8 billion to Bristol-Myers Squibb was very favorable for our shareholders. DuPont Pharmaceuticals was an excellent business with an attractive pipeline of products. However, it was a small company competing in a market dominated by giants. This infusion of cash provides us with the flexibility to complete the $2.5 billion stock repurchase program announced in 2000, to reduce net debt, and to further invest in our businesses.

We ended 2001 with our strongest balance sheet in nearly two decades in the worst economic environment in two decades. *Business Week* listed us among 20 companies with the financial strength and flexibility to take advantage of the bear market's acquisition opportunities. In fact, we made seven selective acquisitions during the year. These new businesses bring technology and know-how to markets that we believe will be important growth areas for DuPont in the future.

Although the year's performance was very disappointing with underlying earnings per share declining 56 percent, we are confident that we possess the correct strategies and are doing the right things to continue the transformation of our company. We know where we are going and we have the plans in place to get us there. We will continue on the course we have charted, and we believe we are well positioned to realize our objective of creating an exciting, profitable and growing 21st century DuPont.

Despite the challenges we faced during the year, we stayed focused on our core values. DuPont received safety, health or environmental awards in Brazil, Canada, Taiwan, Singapore, the United Kingdom and the United States. DuPont was one of only two chemical companies named to London's Financial Times Stock Exchange list of 100 socially responsible global companies.

The high regard in which DuPont is held by our customers and communities around the world is a reflection of the values that drive us. In the wake of the ongoing corporate financial scandals in the news, we reaffirmed uncompromising commitment to our core values, to strong and active oversight by our Board of Directors, and to rigorous control processes driven by management.

WE RESPONDED IMMEDIATELY TO THE ECONOMIC DOWNTURN.

We responded to the economic downturn with a series of definite actions to generate revenue in 2001 while simultaneously improving our competitive position to maximize growth when the economy recovers, including:

> In April, we aligned our capacity to meet reduced demand. We eliminated more than 5,000 positions to accomplish the alignment, or 6 percent of our worldwide workforce.

> We eliminated or offset 100 percent of the residual cost associated with the sale of DuPont Pharmaceuticals.

> We completed 230 cross-business improvement projects which yielded $20 million pretax earnings in 2001 and which will yield $90 million pretax in 2002.

> We concentrated on increasing market share in developing countries, including China and India. This initiative yielded $40 million in annualized pretax earnings in 2001.

> We purchased $400 million of materials and services via Internet reverse auctions, saving over 15 percent. We expect to make about $800 million of reverse auction purchases in 2002.

"DuPont delivers an outstanding service to their customers in relation to product development and involves their customers in developing a professional partnership. What impressed me most with the DuPont organization is their integrity and their commitment to customers."

Finn Johnsson, CEO, Mölnlycke Health Care AB

WE FOCUSED ON OUR MISSION, TRANSFORMATION AND STRATEGIES.

Our overall mission is sustainable growth – creating value for our shareholders and society while reducing our environmental footprint. We are continuing the transformation of the company to accomplish that.

The most profound change was our announcement in early 2002 of the creation of five market growth platforms for organizing our businesses. These are DuPont Electronic & Communication Technologies, DuPont Performance Materials, DuPont Coatings & Color Technologies, DuPont Safety & Protection, and DuPont Agriculture & Nutrition. We announced the creation of a new subsidiary, DuPont Textiles & Interiors, with the ultimate intent of separating these businesses by year-end 2003, market conditions permitting.

The businesses in DuPont Textiles & Interiors – nylon fibers, polyester fibers and Lycra® brand fibers – have been bedrock businesses for our company. Employees of our fibers businesses have long been recognized throughout the industry for their achievement and dedication. Likewise, we count among our most honored customers the textile market firms who have worked so closely with DuPont for so many decades. However, these businesses participate in industries that have changed dramatically in recent years. Our new subsidiary will be the largest integrated fibers company in the world. We believe that separated from DuPont it will have the most flexibility to respond as the industry restructures, new opportunities to reduce costs and strengthen customer commitments, and the ability to lead innovation and maximize its long-term potential.

"DuPont has been able to propose cutting-edge materials wrapped in intelligent brand packages. DuPont's science and technology inform us as to what is possible, whereas DuPont's branding informs us as to what is imaginable."

Alberto de Conti, Innovation Team Leader, Levi Strauss

Our new growth platforms will enable us to maintain our progress in the three strategic thrusts I have discussed in the Chairman's Letter each year since 1998 and which remain central to our business plans and objectives. Here are some highlights in each area from the past year.

Integrated Science. The technology platforms that drove DuPont's growth for the last six decades – polymer chemistry and chemical engineering – are maturing. They remain vital to our future, but cannot alone drive growth over the long term. We are revitalizing our science by investing today in biology-based technology platforms (sometimes called "life sciences") that can support significant long-term future innovation and extend the market potential of our existing technology base.

"DuPont brings me peace of mind. I know that when I use a DuPont product I don't have to worry about effectiveness – it works. DuPont continues to be a leader in product innovation and demonstrates a commitment to providing farmers with safe, reliable products."

Vince Ferrante,
Grower,
Santa Maria, California

In July, we launched the DuPont™ Solae™ brand of soy protein which is available in 8th Continent™ soymilk, now in select U.S. dairy cases. Made with a high sucrose soybean developed by DuPont, 8th Continent™ is the first product from the joint venture between DuPont and General Mills.

Knowledge Intensity. We have always provided a unique DuPont "value add" with the materials we sell, and customers have long depended on our knowledge and technical know-how. In recent years, however, we have changed our business models to capture more of the value created by our innovation, our knowledge of markets, our understanding of end-user needs, and our strong brands.

An example of this is in our businesses related to safety and protection where our knowledge base is unparalleled. Our safety consulting business tripled in 2001. There are now more than 100,000 employees of other companies covered under DuPont SafeReturns™ contracts. The creation of the DuPont Safety & Protection growth platform will better leverage our knowledge and our $3 billion worth of safety and protection products and services. This will make it easier to respond to customer needs, many of which are now more apparent after September 11.

Productivity. We worked rigorously to improve productivity. The success we are experiencing reflects personal accountability for results and the tenacity to see projects through to completion. In 2001, our productivity efforts resulted in fixed-cost reductions more than offsetting inflation. Total fixed costs declined approximately $400 million (including divestitures and acquisitions).

We also continue to reap the benefits of Six Sigma. We did not invent Six Sigma, but few companies have embraced it as effectively as DuPont. By the end of 2001, one in every six employees had participated in a Six Sigma project. This disciplined, data-based, problem solving methodology is becoming ingrained in the DuPont culture.

I could list hundreds of Six Sigma examples, but consider two from DuPont Performance Coatings. At our facility in Tlalnepantla, Mexico, we saved nearly $3.5 million in operating

SENIOR LEADERS

Steven R. McCracken   Edward J. Donnelly   Thomas M. Connelly   Diane H. Gulyas   Howard L. Minigh   Gary M. Pfeiffer   W. Donald Johnson   John W. Himes


M roadster
8th

expense by cutting cycle time almost in half for paint manufacturing. Another project, related to commercialization of a new automotive clearcoat product, generated $20 million in revenue.

WE CELEBRATE OUR 200TH ANNIVERSARY.

As I conclude this letter, I am keenly aware that 2002 is no ordinary year. We have taken dynamic transformational steps to ensure DuPont's growth in the 21st century. Our new growth platforms, more tightly focused on markets and technologies, will enable faster execution and an improved capability for innovation, acquisitions and value creation.

The willingness to undertake profound change to remake the company is in the "DNA" of DuPont. Our predecessors never shrank from it. The constants have been our core values – safety, health and the environment, ethics, and respect for people. This is especially important to remember this year as we celebrate the 200th anniversary of DuPont.

In our 200th year, the many people who have worked for this company have good reason to be proud. The scientific innovations we have brought to the world have helped generations of people around the globe live more productive and prosperous lives. They have joined in the cause of freedom during conflict, and they have amplified hope and happiness in times of peace. Our products have been to the bottom of oceans, to the poles, to the highest mountains, to the Moon, Mars and Jupiter. Yet they are as close to us as the everyday world of our kitchens and cars, our farms and fashions.

Transforming a science company is a living work. It takes flexibility and imagination as well as a favorable business environment and market opportunities. We will continue to commercialize science in order to provide solutions for our customers and to fuel tomorrow's dreams. For 200 years, that's what DuPont has always done.

Chad Holliday

March 1, 2002

Chad Holliday, Chairman and CEO

SENIOR LEADERS

Dennis Zeleny George F. MacCormack Craig G. Naylor Stacey J. Mobley Ellen J. Kullman Richard R. Goodmanson Charles O. Holliday, Jr. John C. Hodgson



What is the most exciting science

Increasingly scientific and technological disciplines overlap, and because of that, DuPont pursues a strategy of integrated science.

At the start of our third century, we expect that many of the most exciting and profitable innovations of the future will emerge from the intersection of biology and chemistry. No company will be better positioned to seize those opportunities and convert them into value for customers and shareholders than DuPont. Combining our experience in chemistry with our expertise in biology, we have created a world class capability in biotechnology. We are using biotechnology intelligently and safely to identify new diagnostic approaches to health and safety and to improve nutrition around the world.

DuPont Agriculture & Nutrition is already using biotechnology to develop products of high value. Our work with soy is aimed at producing high quality, affordable protein. Pioneer seeds now being developed will yield more nutritious food for livestock. The BAX® Screening System developed by our Qualicon subsidiary can rapidly detect pathogens and other microbes in food, water, and environmental samples. Biotechnology also holds promise for new materials – such as our Sorona® fiber – and for new manufacturing processes.

Whether it is nutrition or nanotechnology, DuPont science will continue to create business value while helping societies around the world meet fundamental human needs.



In the early 1900s DuPont researchers investigated plant chemistry such as nitrogen fixation, and in the 1920s

of the future?



DuPont produced seed disinfectants. Acquisitions in 1928 and 1930 took the company into inorganic insecticides and fungicides production. In 1923 Henry Wallace developed the first commercial hybrid corn and in 1926 founded the company that became Pioneer Hi-Bred International, now a DuPont subsidiary.



How do you leverage dozens of technolog

DuPont has world class capability in numerous and diverse technology platforms. The art of turning this scientific and engineering strength into business growth lies in bringing multiple technologies to bear on solving specific problems rapidly, uniquely and to the customer's satisfaction.

DuPont solutions begin with the question "what can DuPont contribute?" Nowhere is the answer better illustrated than by the businesses of DuPont Electronic & Communication Technologies with their surprising and innovative products. Consider our work in creating next-generation flat panel displays, where we bring together expertise in thin film production, polymer science, OLED manufacturing and processing, engineering, barrier technology, materials science, precision patterning, processing know-how, and much more. Other examples of technology leveraging occur everyday across our businesses and are leading to promising developments in fuel-cell technology, the semiconductor industry, and other exciting fields.

In the 21st century, solving technological problems will often require more expertise than any one company possesses in-house. Technology networks are an essential part of contemporary high technology development – and can include acquiring technology, forming technology partnerships, or helping to create markets for new products. With its heritage of research and development, DuPont has decades of experience bringing together the right minds to form the successful teams that deliver winning science.



DuPont entered the electronic era in the early 1950s as America's first commercial manufacturer of semi-

platforms in tomorrow's markets?



conductor-grade silicon. Riston® photoresist film was introduced in 1967 for the etching and plating of printed circuits. Five years later, the company became a supplier of electronic connectors and interconnection devices, followed in the 1980s by materials used in the manufacture of capacitors, then photomask products for the semiconductor industry.



How do you grow faster than



Take more share of the existing market. DuPont has been doing this for nearly a century – with a twist. We discover game-changing technologies that completely remake a market.

Many of our greatest successes have come from substituting new and advanced materials for existing materials – a growth strategy we continue to pursue through DuPont Performance Materials. For example, our Biomax® biodegradable polymers are used in traditional plastics applications such as disposable cutlery and thermoformable cups and trays. Unlike the polymers it replaces, Biomax® is intended mainly for disposal by composting and in-soil degradation; it is harmless to the environment.

Historically, DuPont fibers substituted for silk, cotton and wool in apparel, carpets and other applications. Today, through DuPont Textiles & Interiors, we are developing "smart fabrics" that combine electronics and nanotechnology with textile technology. Reconfiguring the microscopic shape of fibers so other materials can be added will result in apparel that could feel warmer or cooler depending on what the wearer wishes.

In the market that DuPont has served longer than any other of our current markets – automotive – DuPont Coatings & Color Technologies continues to set the standard for automobile finishes around the world. DuPont thermoplastics replace metal under the hood and DuPont™ Surlyn Reflections® supergloss alloys deliver scratch-resistant color and high gloss in one easy injection molding step. Because the color is molded in, manufacturers such as Buell Motorcycle Company can offer their riders less maintenance worry.

DuPont made its first wholly non-explosives acquisition in 1910, buying the Fabrikoid Co. to make "artificial leather"

the market?



for automobile tops and seat covers. Pyroxylin lacquer research in 1923 yielded Duco, a quick-drying, durable auto paint that dried in days instead of weeks, making mass production possible. In 1934, DuPont shifted rayon research away from garment-grade fibers to the development of high-strength tire filaments for safer driving.


Tailor-Made Tops of Craftsman Fabrikoid
Craftsman Quality

How do you take advantage of the fact that you

Our employees, customers and shareholders are well aware that DuPont is one of the safest companies in the world to work for. What is perhaps less well known is that our many decades of outstanding safety *performance* has led to a wealth of safety *knowledge*. DuPont Safety & Protection markets safety knowledge to other companies and organizations. Our customers realize sustainable improvements in operating costs, security, productivity, product quality, public image and employee morale. Currently, more than 100,000 employees in other companies are under the DuPont SafeReturns™ integrated approach to safety.

Many other DuPont products and technologies are highly regarded for their utility, performance and value in safety and protection. The bullet resistant vest of the police officer, the turnout coat of the firefighter, the hazardous materials suit of the rescue worker – such protective equipment relies on DuPont fiber products such as Kevlar®, Nomex®, and Tyvek®. Our SentryGlas® composite protects against collision and crime in automobiles and adds security to office buildings. It is just one of many DuPont products that can "harden" buildings against natural disasters, explosions and other risks.

The events of September 11 placed new emphasis on safety and security and a renewed need for products to help society manage risks. Through DuPont Safety & Protection we are leveraging our knowledge and our products to provide comprehensive offerings to governments, industries and individuals. They can count on our continued dedication to creating solutions – that help make the world safer and more secure.



Expanding its safety program, in 1911 DuPont launched a "Safety First" program by organizing workers' safety

are known as a safety leader around the world?



committees, publishing safety literature, and sponsoring rallies at plants to promote safety awareness and injury prevention. The National Safety Council in 1943 honored the company with a special award for its impressive safety record, described as "one of the finest ever made by any organization in the history of the United States."


EXPERIENCE
tells you-
Safety is a Part of Your Job

This review and discussion of financial performance should be read in conjunction with the consolidated financial statements (pages 43-75).

Analysis of Continuing Operations

SALES

Consolidated sales in 2001 were $24.7 billion, $3.5 billion or 13 percent below 2000, reflecting 9 percent lower volume, 2 percent lower U. S. dollar selling prices and a 2 percent reduction due to portfolio changes. Segment sales, which include the company's pro rata share of equity affiliate sales, were $27.7 billion, down $4.0 billion or 13 percent. Of this decrease, $850 million or 3 percent was attributable to portfolio changes, primarily resulting from the sale of DuPont Pharmaceuticals and disposition of certain Polyester businesses. Excluding these portfolio changes, worldwide sales declined 10 percent, reflecting 8 percent lower volume and 2 percent lower U.S. dollar selling prices. Volume declines were most significant in the Nylon, Specialty Polymers and Performance Coatings & Polymers segments. The Specialty Fibers, Agriculture & Nutrition and Polyester segments had the most significant downward impact on the worldwide price average. Currency fluctuations, which resulted in a stronger dollar during the year, reduced worldwide sales by 2 percent. Local prices declined 1 percent.

Segment sales into the U.S. region were down 17 percent, including a 4 percent impact from portfolio changes, 1 percent from lower prices and 12 percent from lower volume. Lower U.S. volume reflected significant declines in the Performance Coatings & Polymers, Specialty Polymers and Nylon segments. European region sales decreased 6 percent reflecting 2 percent lower U.S. dollar prices, 3 percent lower volume and a reduction of 1 percent due to portfolio changes. The net effect of currency fluctuations during the year reduced European sales by 3 percent. Sales into the Asia Pacific region were down 8 percent reflecting a 2 percent volume decline and 6 percent lower U.S. dollar prices.

Consolidated sales in 2000 were $28.3 billion, $1.4 billion or 5 percent above 1999. Of this increase, $1.1 billion or 4 percent was attributable to portfolio changes, primarily sales resulting from acquisition of Pioneer Hi-Bred International and the Herberts coatings business from Hoechst AG. The benefit of 2 percent higher volume was partly offset by 1 percent lower U.S. dollar prices. Segment sales were $31.7 billion, 7 percent above 1999. Of this increase, 6 percent was attributable to portfolio changes, primarily sales resulting from the Herberts and Pioneer acquisitions, 2 percent from higher volume and a 1 percent reduction due to lower U.S. dollar selling prices. Excluding portfolio changes, the Specialty Polymers, Pigments & Chemicals and Specialty Fibers segments had the most positive impact on volume. The Specialty Fibers, Agriculture & Nutrition and Performance Coatings & Polymers segments had the most significant downward impact on the worldwide price average. The decline in average worldwide U.S. dollar selling prices continued a trend that began in 1995, largely reflecting the currency impact of translating local country currencies into U.S. dollars. The net effect of currency fluctuations during the year reduced worldwide sales by 3 percent.

Segment sales into the U.S. region increased 4 percent, including 7 percent growth from portfolio changes, 1 percent higher prices and 4 percent lower volume. Lower U.S. volume principally reflected declines in the Pharmaceuticals, Polyester and Specialty Fibers segments. European region sales increased 3 percent reflecting 10 percent lower U.S. dollar prices, 5 percent higher volume and an 8 percent benefit from portfolio changes, principally Herberts. The net effect of currency fluctuations during the year reduced European sales by 12 percent. Sales into the Asia Pacific region grew 20 percent reflecting 13 percent volume growth, 3 percent higher U.S. dollar prices and a 4 percent benefit from portfolio changes.

A reconciliation of segment sales to consolidated sales for 2001, 2000 and 1999 is included in Note 32 to the consolidated financial statements.

EARNINGS

Net income for the year 2001 was $4,339 million compared with $2,314 million in 2000. Net income for 2001 includes an $11 million benefit from the adoption of a new accounting standard governing derivatives and hedging activities. The increase in 2001 net income principally reflects a $3,866 million after-tax gain recorded on the sale of DuPont Pharmaceuticals, partly offset by a decline in operating results of $1,852 million. Earnings per share on a diluted basis were $4.16 in 2001 versus $2.19 in 2000. These amounts include one-time items which were significant in both years. For 2001, one-time items, excluding the gain on the Pharmaceuticals sale, totaled a net charge of $789 million after-tax, principally for approximately 5,500 employee terminations, facility shutdowns and asset impairments. For 2000, one-time items totaled a net charge of $564 million, largely attributable to purchase accounting for Pioneer and a write-down to fair market value associated with an other-than-temporary decline in the market value of the company's investment in WebMD.

Diluted earnings per share excluding one-time items were $1.19 versus $2.73 in 2000, down 56 percent. Net income excluding one-time items was $1,251 million versus $2,878 million in 2000, down 57 percent. The favorable impact on earnings per share due to reduced average common shares outstanding in 2001 versus 2000 was less than 1 percent. After-tax operating income (ATOI) excluding one-time items decreased 49 percent reflecting lower sales volume and local selling prices, higher raw material costs and the negative currency impact of the stronger U.S. dollar. While ATOI excluding one-time items was lower across all segments, it remained positive in all but Polyester, which suffers from continuing overcapacity. The most significant negative impact on ATOI excluding one-time items stems from significantly lower sales volumes which resulted from the severity of the global economic downturn as well as from secular weaknesses affecting nylon and polyester in the apparel and textile industries.

A reconciliation of ATOI to Income from Continuing Operations for 2001, 2000 and 1999 is included in Note 32 to the consolidated financial statements.

Net income for the year 2000 was $2,314 million compared with $7,690 million in 1999. The decrease in net income principally reflects the absence of a $7,471 million after-tax gain recorded in 1999 on disposal of discontinued business (Conoco, the company's former energy subsidiary). Earnings per share on a diluted basis were $2.19 in 2000 versus $6.99 in 1999.

Income from continuing operations was $2,314 million or $2.19 per share in 2000, compared with $219 million or $.19 per share in 1999. These amounts include one-time items which were significant in both years. For 2000, one-time items totaled a net after-tax charge of $564 million, largely attributable to purchase accounting for Pioneer and a write-down of the company's investment in WebMD to fair market value. For 1999, one-time items resulted in a net after-tax charge of $2,624 million. The most significant of these were a write-off of in-process research and development in connection with the acquisition of Pioneer, charges for restructuring and asset write-downs in several segments and a gain recognized from the exchange of the company's investment in WebMD for Healtheon/WebMD.

Diluted earnings per share from continuing operations excluding one-time items were $2.73 in 2000 versus $2.58 in 1999, up 6 percent. Income from continuing operations excluding one-time items was $2,878 million in 2000 versus $2,843 million in 1999, up 1 percent. Earnings per share increased 6 percent primarily due to reduced average common shares outstanding in 2000 versus 1999. ATOI excluding one-time items increased 6 percent reflecting higher sales volume and local selling prices, partly offset by significantly higher raw material costs and the negative currency impact of the stronger U.S. dollar. The increased ownership in Pioneer for a full year in 2000 versus only the fourth quarter in 1999 increased ATOI excluding one-time items by $206 million.

Income tax expense and effective income tax rates were as follows:

	2001	2000	1999
Income tax expense (dollars in millions)	$2,467	$1,072	$1,410
Effective income tax rate (EITR)	36.0%	31.1%	83.4%

The 2001 EITR of 36 percent and the 2000 EITR of 31 percent were significantly lower than the 1999 EITR of 83 percent primarily due to the absence of the write-off of acquired in-process research and development in connection with the acquisition of Pioneer which reduced earnings with no tax effect in 1999. Excluding one-time items and related tax effects, the EITR was 32 percent in 2001, 2000 and 1999.

RESTRUCTURING ACTIVITIES

Restructuring programs were instituted in 2001 to further align resources consistent with the specific missions of the individual businesses in order to improve competitiveness, accelerate progress toward sustainable growth and address weakening economic conditions, particularly in the United States. Under the programs, the company will terminate approximately 5,500 employees involved in technical, manufacturing, marketing and administrative activities, reduce the contractor work force by about 1,300 and shut down operating facilities principally due to transferring production to more cost competitive facilities.

About 4,700 employees have been terminated as of December 31, 2001, and the additional employee terminations will be completed before July 2002. As a result of the 2001 programs, the 2002 benefit to earnings will be approximately $400 million before taxes with about 60 percent of these savings resulting in reduced Cost of Goods Sold and Other Operating Charges, about 30 percent reducing Selling, General and Administrative Expenses and the balance reducing Research and Development Expense. Facility shutdown and contract cancellations, which result in lower depreciation and lease expense, will contribute about $35 million of the total cost savings.

In the aggregate, payments from operating cash flows to terminated employees and third parties for dismantlement and removal activities and contract terminations will total about $400 million. About $150 million of these cash outlays were made in 2001 and most of the remaining payments will be made in 2002. Additional details about these restructuring programs and initiatives implemented in prior years are contained in Note 6 to the consolidated financial statements.

NEW ACCOUNTING STANDARDS

In 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The company will adopt SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized. A preliminary estimate of the annual amortization of goodwill and indefinite-lived intangible assets that will cease in 2002 as a result of adopting SFAS No. 142 is approximately $160 million after-tax. In addition, an initial (and annually thereafter) impairment test of these assets must be performed. In the initial test, if there is impairment, an adjustment must be recorded in net income as a cumulative effect of a change in accounting principle (net of tax). Impairment losses after the initial adoption impairment test will be recorded as part of income from continuing operations. The company has identified those reporting units with goodwill and is in the process of completing the first step of the initial goodwill impairment test required by SFAS No. 142.

In addition, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company will adopt SFAS No. 143 on January 1, 2003. The provisions of SFAS No. 143 require companies to record an asset and related liability for the costs associated with the retirement of a long-lived tangible asset if a legal liability to retire the asset exists. The company is in the process of analyzing the provisions of SFAS No. 143; however, the impact of adoption is not expected to have a significant impact on the company's financial condition, liquidity or results of operations.

The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The company will adopt SFAS No. 144 on January 1, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 retains the basic principles of SFAS No. 121 for long-lived assets to be disposed of by sale or held and used and broadens discontinued operations presentation to include a component of an entity that is held for sale or that has been disposed of. The adoption of SFAS No. 144 is not expected to have a material effect on net income.

SIGNIFICANT ACCOUNTING POLICIES

A summary of the company's significant accounting policies is included in Note 1 to the consolidated financial statements. Management believes that the application of these policies on a consistent basis enables the company to provide the users of the financial statements with useful and reliable information about the company's operating results and financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Judgments and assessments of uncertainties are required in applying the company's accounting policies in many areas. For example, key assumptions are particularly important when determining the company's projected liabilities for pension and other postretirement employee benefits. Other areas in which significant uncertainties exist include, but are not limited to, projected costs to be incurred in connection with environmental and tax matters and the resolution of litigation. Actual results will inevitably differ to some extent from the estimates on which the company's consolidated financial statements are prepared at any given point in time. Despite these inherent limitations, management believes that the company's Management's Discussion and Analysis and audited financial statements provide a meaningful and fair perspective on the company.

CORPORATE OUTLOOK

The company expects the challenging global economic conditions of 2001 to continue into 2002 with recovery beginning in the second half of the year. The timing and strength of economic recovery will significantly influence the company's potential for earnings growth. The company's business plan calls for 2002 earnings per share, excluding one-time items, to exceed those of 2001 due, in part, to aggressive cost management and portfolio actions undertaken in 2001. Reduced amortization expense of about $160 million or $.16 per share will result from the adoption of

a new accounting standard in 2002. This is expected to be essentially offset by the impact of projected decreases in pension credits and increases in post-retirement benefit costs primarily resulting from a decline in the value of pension assets, lower discount rates and escalating health care costs. In addition, the ongoing impact of the economic turmoil in Argentina is not expected to have a material effect on the company's results of operations in 2002.

For the segments that comprise the chemicals and materials businesses, the company expects continuing recessionary pressures through at least the first quarter 2002 with stronger global economic activity in the second half of the year. Given the manufacturing sector's very low capacity utilization, it is expected that several quarters of demand growth may be needed to absorb capacity before industry pricing improves. The expected margin benefit from lower energy and raw material prices will likely be constrained by lower selling prices through much of 2002.

The Agriculture & Nutrition segment is operating principally in the difficult crop production sector of the U.S. farm economy. Earnings in 2002 are expected to be roughly similar to 2001 setting aside the impact of the new accounting standard governing amortization of goodwill and indefinite-lived intangible assets, which will benefit after-tax earnings by approximately $100 million.

The company expects the impact of restructuring activities along with ongoing work on productivity, product development and customer initiatives to reduce fixed costs. Cash proceeds from portfolio changes in 2001 will result in lower interest expense and fewer outstanding shares of common stock. Pharmaceutical segment earnings will improve significantly in 2002, reflecting income from the company's collaboration with Merck & Co. Inc. on Cozaar® (losartan potassium) and Hyzaar® (losartan potassium, hydrochlorothiazide) antihypertensive drugs, but without the substantial research and development and other costs which had been requisite for operation of DuPont Pharmaceuticals, sold in the fourth quarter of 2001 to Bristol-Myers Squibb.

The company's prospects for growth will be influenced most importantly by the following factors: 1) growth in global economies, particularly those in North America, Europe and Asia Pacific regions; 2) improving market conditions including profitability in the U.S. manufacturing sector and agricultural industry; 3) successful commercialization of new products arising from research and development; 4) stronger worldwide demand and stronger pricing for commodity chemicals and fibers; 5) changes facing the company's North American apparel business; and 6) recovery from the severe decline in the electronics and high-technology markets.

In summary, the company believes the actions it has taken, along with the other favorable factors described above, are likely to offset the macroeconomic challenges and other negative factors expected in 2002. Accordingly, the company expects 2002 earnings per share, excluding one-time items, to exceed those in 2001.

Discontinued Operations

On September 28, 1998, the company announced that the Board of Directors had approved a plan to divest Conoco. On October 21, 1998, the company's interest in Conoco was reduced to 69.5 percent following an initial public offering of Conoco Class A common stock. On August 6, 1999, the company completed the planned divestiture through a tax-free split-off whereby the company exchanged its 436,543,573 shares of Conoco Class B common stock for 147,980,872 shares of DuPont common stock. The company also bought back 8 million shares for $646 million from non-U.S. persons who were not eligible to participate in the tender offer. The company's consolidated financial statements and notes report its former petroleum business as discontinued operations.

The 1999 gain on disposal of discontinued business reflects the company's share of Conoco's results of operations through August 6, 1999, and the $7,306 million gain recognized by the company from the completion of the split-off. The gain from the split-off results from the difference between the market value and the carrying value of the Conoco Class B common shares, less direct expenses.

In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. In November 2001 Conoco and DuPont settled all outstanding disputes arising under this agreement. This settlement was not material to the company's financial position, liquidity or the gain on disposal of discontinued business.

Segment Reviews

Segment sales discussed below include pro rata equity affiliate sales and intersegment transfers. Segment ATOI does not include corporate expenses, interest, exchange gains (losses) and corporate minority interests. Prior years' data have been reclassified to reflect the 2001 organizational structure. The Agriculture & Nutrition segment now includes the Pioneer

business. The Specialty Fibers segment now includes the new Apparel & Textile Sciences strategic business unit, which comprises the former DuPont™ Lycra® business, nylon apparel and specialty textile businesses and the polyester branded specialties businesses.

In February 2002 the company announced the realignment of its businesses into five market- and technology-focused growth platforms and the creation of a DuPont Textiles & Interiors subsidiary. The disclosures contained in this report reflect the company's organizational structure that existed as of December 31, 2001.

AGRICULTURE & NUTRITION

	SALES ($ in Billions)	**ATOI** ($ in Millions)	**ATOI BEFORE ONE-TIME ITEMS** ($ in Millions)
2001	4.3	19	244
2000	4.5	(227)	345
1999	3.0	(1,952)	158

See Segment Information (Note 32 to Financial Statements).

The mission of the Agriculture & Nutrition businesses – Crop Protection, Pioneer Hi-Bred International Inc. and Nutrition & Health – is to best satisfy the world's need for food and nutrition by transforming the ways renewable resources are grown, processed and distributed. In 2001 these businesses continued to make progress in restructuring operations to enhance productivity and capitalize on growth opportunities.

Crop Protection serves the production agriculture industry with products for the grain and specialty crop sectors as well as forestry and vegetation management. It includes global herbicide, fungicide and insecticide products and services. Crop Protection increased its focus on serving specialty markets such as fruits, vegetables and selected plantation crops by offering growers, shippers and processors broad solutions to their business issues.

Acceptance of recently launched Crop Protection products proceeded well in 2001. DuPont™ Steward® and DuPont™ Avaunt™, cotton, fruit, and vegetable insecticides, were well received in Asia Pacific, especially in India and Australia, and the United States. DuPont™ Lexus®, a grass herbicide used in cereal crops in Europe, had strong sales. DuPont™ Steadfast™, a U.S. corn herbicide, was sold in bulk units as opposed to conventional packaging and was well received. Crop Protection is seeing the benefits of its research and development reengineering in terms of the quality of pipeline candidates and shorter discovery/development cycle times, thus ensuring that it can continue to bring farmers new products in a competitive market.

DuPont owns 100 percent of Pioneer Hi-Bred International Inc., the world's largest seed company. Pioneer's principal products are hybrid seed corn, soybean seed, and other crop seed lines sold to customers who grow these products for sale (as commodities or to special end-user markets), or for use in feeding livestock. Seed products used to produce grain for human food and industrial uses comprise significant and growing areas of focus for Pioneer. Pioneer works with entities throughout the crop value chain to develop grain identity preservation systems.

In 2001 Pioneer received full food and feed registration within the United States from the Environmental Protection Agency, Department of Agriculture and the Food and Drug Administration for the Herculex™ I Insect Protection trait, developed in a research collaboration between Pioneer and Dow AgroSciences.* The trait will give corn growers protection against more pests than other in-plant insect protection. Also in 2001, Monsanto Company and DuPont resolved, on mutually beneficial terms, the issues related to Monsanto's YieldGard® insect-protected corn trait used in Pioneer's corn hybrids.** Under these agreements, Pioneer will continue to offer Pioneer® brand corn hybrids with YieldGard® insect protection under a royalty-bearing license. In other court action, on December 10, 2001, the U.S. Supreme Court ruled in Pioneer's favor, affirming the ability to protect new and improved plants under the utility patent laws in addition to the plant patent laws.

During 2001 Pioneer® brand hybrids outperformed all competitive hybrids in North America in yield by an average of 7.1 bushels per acre based on 188,000 side-by-side comparisons. Growers producing Pioneer® brand corn hybrids won 26 of 27 categories in the 2001 National Corn Growers Association Corn Yield Contest, including one grower who broke the 400-bushel per acre mark for the first time in contest history. Strong product performance led to market share gains in Europe, Africa, Mexico and Latin America.

Nutrition & Health includes DuPont Protein Technologies and Qualicon Inc. DuPont Protein Technologies is a world leader in the research, manufacturing and marketing of isolated soy protein and soy fiber ingredients. In 2001 the business introduced the

* *Herculex™ is a trademark of Dow AgroSciences LLC.*

** *YieldGard® is a registered trademark of, and used under license from, Monsanto Company.*

DuPont™ Solae™ soy protein branding program to help consumers identify with a "good health seal" for good tasting and healthful soy protein in mainstream foods. The first product adopting the Solae™ brand was 8th Continent™ soymilk, the result of a joint venture between DuPont and General Mills. 8th Continent™ was launched successfully in July 2001 in selected U.S. markets. DuPont Protein Technologies also unveiled to food companies its new Solae™ consumer branded-ingredient soy protein program, which combines a line of soy protein ingredients with brand licensing and promotional support. Food and beverage products containing Solae™ were introduced by major food companies in several markets around the globe.

DuPont Protein Technologies acquired the Yun Meng Protein Company, Ltd. of Wuhan, China, manufacturers of high-quality soy protein isolate. This enables DuPont to meet the growing demand in Asian markets for nutritious and good tasting ingredients in the higher value food segments such as beverages, supplements and premium processed meat products. In 2001 the business also launched Basis™ brand, a full range of soy protein platforms that provide unique textures, fibers, and tastes emulating meat and poultry characteristics. These platforms can be applied in baking applications and in vegetarian-style products such as burgers, ground meats, fillets, poultry products, sausages and casseroles.

Qualicon is a world leader in food quality and safety. With a focus on molecular biology, Qualicon provides the best available diagnostics products to help food industry customers understand and control the microbial environment in their manufacturing processes and supply chains. Qualicon products include the BAX® screening system, an automated genetics-based system that provides highly sensitive and rapid detection of harmful microorganisms in food, water and environmental samples. The RiboPrinter® microbial characterization system is the world's only automated instrument for fingerprinting the DNA of bacteria. The system is emerging as a critical tool to address global health problems related to foodborne disease, antibiotic resistance and pharmaceutical quality assurance. The system's enhanced capability will allow it to identify and track a wide range of microorganisms of critical importance to food quality and safety, public health and pharmaceutical research.

2001 versus 2000 Sales of $4.3 billion were 3 percent lower, reflecting 2 percent lower prices and 1 percent lower volume. ATOI was $19 million compared with a loss of $227 million. ATOI before one-time items was $244 million versus $345 million, down 29 percent, reflecting significantly lower Crop Protection earnings due to lower sales and margins. This was partly offset by improved results in the Nutrition & Health businesses and Pioneer.

2000 versus 1999 Sales of $4.5 billion were 48 percent higher, principally reflecting increased ownership interest in Pioneer partly offset by 3 percent lower Crop Protection prices. ATOI was a loss of $227 million compared with a loss of $1,952 million. ATOI before one-time items was $345 million versus $158 million, principally reflecting a full year of Pioneer earnings versus the fourth quarter Pioneer seasonal losses included in 1999. Marginally higher Crop Protection earnings were more than offset by lower Nutrition & Health earnings. The latter was due to higher natural gas costs as well as planned higher research and development and marketing expenses.

Outlook Excluding an estimated $100 million after-tax benefit resulting from the adoption of a new accounting standard governing goodwill amortization, earnings for the Agriculture & Nutrition segment in 2002 are expected to be roughly similar to 2001. Crop Protection is expected to continue to face significant competitive challenges and change during 2002, including a depressed farm economy, industry consolidation, and the influence of insect and herbicide resistant crops. Pioneer is well positioned for 2002 in global markets with industry leading product performance and excellent supplies of its best hybrids and varieties. In the key U.S. market, corn acres are expected to be up slightly in 2002, improving Pioneer's prospects for increased sales of its most profitable products.

Pioneer will continue to market seed products with biotech traits that provide value and choice to growers. Based on early indications, Pioneer expects strong demand in 2002 for its new seed technology, including products such as insect-resistant corn and herbicide-resistant corn, soybean and canola along with new proprietary plant genetics, which should drive revenue growth and improved margins. While there are still a number of regulatory and public opinion challenges in this area, consumer acceptance of biotechnology products is growing.

Within the smaller Nutrition & Health businesses, DuPont Protein Technologies anticipates strong growth as major food companies continue to develop new mainstream products utilizing soy protein, and as 8th Continent™ soymilk is launched in additional markets. Qualicon also plans to aggressively grow its food safety business in 2002 with an expanded product portfolio. Qualicon will continue its business expansion of the RiboPrinter® system in the pharmaceutical and personal care market segments.

The results of operations in this segment could be significantly affected by the ultimate outcome of litigation alleging damages from various forms of DuPont™ Benlate® fungicide. Some of these cases include allegations of fraud and misconduct. While several hundred lawsuits have been filed since 1991, there are approximately 110 cases pending. DuPont believes that Benlate® did not cause the damages alleged in these cases, denies the allegations of fraud and misconduct, and intends to defend itself in these cases. The company discontinued the manufacture and sale of Benlate® fungicide in all its forms in 2001. The results of operations in this segment also could be significantly affected by the ultimate outcome of litigation, in which Pioneer is both plaintiff and defendant, concerning intellectual property rights related to corn and soybean products. Management does not anticipate that the ultimate outcome of this litigation or the litigation alleging damages from Benlate® will have a material adverse effect on the company's consolidated financial position or liquidity.

NYLON

DuPont Nylon Flooring
DuPont Nylon Intermediates & Specialty Polymers
DuPont Nylon Industrial Rubber

	SALES ($ in Billions)	ATOI ($ in Millions)	ATOI BEFORE ONE-TIME ITEMS ($ in Millions)
2001	2.7	(75)	60
2000	3.1	285	258
1999	3.1	(23)	303

See Segment Information (Note 32 to Financial Statements).

Nylon continues to be the global leader in sales and manufacturing of nylon, providing nylon intermediates, polymers and fibers in major markets such as carpets and rugs, tire reinforcement and other industrial applications. The DuPont™ Stainmaster® and DuPont™ Antron® carpet brands, heavily entrenched in the residential and commercial carpet industry, offer a pipeline of new products, innovation and style to customers worldwide. DuPont™ Tactesse® fiber, introduced in 2000 for Stainmaster® carpet, continued to demonstrate significant volume growth in 2001. Tactesse® fibers provide soft, thick, wool-like characteristics to carpet while maintaining durability and soil resistance.

DuPont Nylon Flooring expanded its product offering with four new nylon fiber technologies from Antron® carpet. The new technologies enhance carpet styling with the shine of metal, the luster of natural fiber and unique color characteristics to offer additional high-end appearance and superior performance. Among the world's largest recyclers of nylon, DuPont during 2001 completed upgrades at the Calhoun, Georgia, reclamation center that combines both sorting and recycling processes in one location, vastly reducing energy, time and costs of the recycling process.

Overall, DuPont Nylon Flooring business declined in 2001 consistent with weak industry demand. Commercial volumes experienced the largest decline due to weakness in the commercial building and refurbishment markets, especially in the corporate sector. The company's retail flooring sales and installations business was adversely affected by weak consumer demand. Non-competitive flooring manufacturing assets were shut down in Seaford, Delaware; Oestringen, Germany; and Berazategui, Argentina. The startup of a new line at the Kingston, Ontario, site; process improvements at the Waynesboro, Virginia, facility; and productivity gains at other sites will enable the business to meet future customer demands.

DuPont Nylon Intermediates & Specialty Polymers makes commercial sales of nylon intermediates (adipic acid and hexamethylene diamine) as well as specialty polymers derived from nylon intermediate production (dibasic acids and dodecanedioic acid). In 2001 a new dibasic acid offering for the coatings market and a twelve-carbon ketone for the fragrance market were introduced in direct response to customer demand. A capacity expansion was completed at the Victoria, Texas, site for the production of dodecanedioic acid in response to increased global demand. Additional improvements were completed at the Wilton, England, site resulting in enhanced production of DuPont™ Adi-pure® high purity adipic acid for the polyurethanes market.

DuPont Nylon Industrial Rubber operates primarily through DuPont-Sabanci International, LLC. This 50/50 joint venture between DuPont and Haci Omer Sabanci Holding A.S. is the global leader in nylon industrial fibers and fabrics. The business utilizes state-of-the-art industrial yarn spinning technology from DuPont. A new plant for single-end cord production was completed at the Whiteville, North Carolina, site during 2001. Modernization continues at the Laurel Hill, North Carolina, and Camacari, Brazil, sites and new construction continues on a fabric treating plant in Berazategui, Argentina.

2001 versus 2000 Sales of $2.7 billion were 14 percent lower, resulting from a 13 percent volume decline and 1 percent lower prices reflecting depressed conditions in most markets. ATOI was

a loss of $75 million compared with earnings of $285 million. ATOI before one-time items was $60 million versus $258 million, down 77 percent. Lower earnings reflect significantly lower sales volumes and continued erosion of profit margins resulting from lower prices and modestly higher raw material costs.

2000 versus 1999 Sales of $3.1 billion were 3 percent higher, reflecting modestly higher volume and prices. ATOI was $285 million versus a loss of $23 million. ATOI before one-time items was $258 million versus $303 million, down 15 percent. Lower earnings reflect rapidly declining profit margins resulting from significantly higher raw material costs, principally those derived from oil and natural gas.

Outlook Earnings for DuPont Nylon Flooring in 2002 are not expected to recover significantly from the depressed levels of 2001. Volume and price are expected to remain under pressure globally due to weak economic conditions at least through mid-year. Residential and commercial flooring fiber volumes for 2002 are expected to improve versus 2001 due to increased demand from new products and increased brand awareness initiatives. Productivity improvements in DuPont Nylon Intermediates & Specialty Polymers completed in 2001 are expected to increase production capacity and generate additional cost savings. The introduction of two new hexamethylene diamine specialty products is planned with the potential for wide application in pharmaceutical and agricultural markets. DuPont Nylon Industrial Rubber expects earnings in 2002 to improve due to aggressive cost reductions and anticipated improvement in global demand in the second half of the year.

PERFORMANCE COATINGS & POLYMERS

DuPont Performance Coatings
DuPont Engineering Polymers
DuPont Elastomers

	SALES ($ in Billions)	**ATOI** ($ in Millions)	**ATOI BEFORE ONE-TIME ITEMS** ($ in Millions)
2001	5.8	319	377
2000	6.5	674	733
1999	6.1	582	645

See Segment Information (Note 32 to Financial Statements).

DuPont Performance Coatings – the world's leading automotive coatings supplier – offers high performance liquid and powder coatings for the automotive original equipment manufacturer (OEM) and aftermarket and general industrial OEM applications as well as high performance specialty products for digital printing, adhesive bonding and electrical insulation markets. The business also offers the DuPont™ Ink Jet 3210, the industry's first integrated digital textile printing solution for home furnishings, and a complete line of DuPont™ Artistri™ Ink for textiles.

In 2001, DuPont Performance Coatings:

- Introduced DuPont™ SupraShield™ scratch and mar resistant clearcoat to meet more stringent environmental requirements and improve end use customer satisfaction;
- Completed Phase II of the Herberts integration program, including the final shutdown of plants in the United Kingdom, France and Germany; and
- Placed DuPont™ Ink Jet 3210 digital textile printers at leading home furnishing companies in Europe and North America.

DuPont Engineering Polymers manufactures and markets a broad portfolio of engineering materials for automotive, electrical, electronic, consumer and industrial applications. The automotive and electrical/electronics industries are among its most important markets. Serving customers throughout the world, the business supplies six families of engineering resins – DuPont™ Zytel® nylon, DuPont™ Delrin® acetal, DuPont™ Rynite® PET polyester, DuPont™ Crastin® PBT polyester, DuPont™ Hytrel® thermoplastic elastomer and DuPont™ Zenite® liquid crystal polymer – plus DuPont™ Vespel® parts and shapes, and DuPont™ Tynex® filaments. The business is focused on continuing its penetration of metals and thermoset substitution opportunities in applications that offer customers weight reduction, energy savings and added manufacturing cost productivity.

DuPont Engineering Polymers and Bayer AG reached agreement for their 50/50 manufacturing joint venture to build a new 80,000-ton plant to produce PBT base polymer in Europe. Start-up of the plant is planned for the third quarter of 2003. Two major development applications were concluded in 2001. Ford Motor Company will use a large transformer bobbin made of Rynite® for recharging the battery of the new "Th!nk" electric city car. In addition, Tyco Electronics of Berlin, Germany, will use Crastin® in a new heat exchanger application that will significantly reduce operating noise.

DuPont Elastomers operates primarily through DuPont Dow Elastomers, a 50/50 joint venture between DuPont and The Dow Chemical Company. This joint venture is a leading global supplier of mid- and high-performance elastomers. DuPont Dow Elastomers products include Engage® polyolefin elastomers, Hypalon®

chlorosulfonated polyethylene, Kalrez® perfluoroelastomer, Nordel® IP EPDM, neoprene synthetic rubber and Viton® fluoroelastomer. Investment to expand capacity for Engage® and Viton® continues.

2001 versus 2000 Sales of $5.8 billion were 11 percent lower, principally reflecting 10 percent lower volume and 1 percent lower prices. ATOI was $319 million compared with $674 million. ATOI before one-time items was $377 million versus $733 million, down 49 percent. ATOI was lower in all three strategic business units, principally reflecting lower motor vehicle production in North America, and weaker demand in the automotive refinish and inks businesses. Margins were reduced by lower U.S. dollar prices and higher raw material costs.

2000 versus 1999 Sales of $6.5 billion were 6 percent higher, principally reflecting the addition of Herberts for full year 2000. Excluding Herberts, sales were 1 percent lower, reflecting 2 percent lower prices partly offset by 1 percent higher volume. ATOI was $674 million compared with $582 million. ATOI before one-time items was $733 million versus $645 million, up 14 percent. ATOI was higher in all three strategic business units, with DuPont Performance Coatings earnings up most significantly, principally reflecting a full year of Herberts results.

Outlook DuPont Performance Coatings will operate in a challenging business environment in 2002 as competitive conditions within the coatings industry are expected to remain intense. All areas of the value chain – suppliers, distributors and customers – are expected to continue to experience consolidation. The level of global new car builds in 2002 will depend on the timing and extent of replenishing inventories which were depleted as a result of the aggressive sales promotions used by most United States car manufacturers in the second half of 2001. Most suppliers will continue to focus on environmentally friendly products that provide systems solutions. In 2002, DuPont Performance Coatings will launch a SuperSolids ultralow emissions coating.

DuPont Engineering Polymers expects 2002 results to be largely dependent upon the strength and timing of the recovery in the automotive, electronics and high technology markets. DuPont Elastomers revenues will continue to be under pressure from softness in automotive, industrial and electronic markets, particularly in the first half of the year, but earnings are expected to benefit from continued efforts to reduce costs and improve productivity.

PHARMACEUTICALS

	SALES ($ in Billions)	ATOI ($ in Millions)	ATOI BEFORE ONE-TIME ITEMS ($ in Millions)
2001	.9	3,924*	58
2000	1.5	89	133
1999	1.6	230	263

* Includes $3,866 gain on sale of DuPont Pharmaceuticals
See Segment Information (Note 32 to Financial Statements).

On October 1, 2001, DuPont Pharmaceuticals was sold to the Bristol-Myers Squibb Company. DuPont retained its interest in the Cozaar® and Hyzaar® brands. These antihypertensive drugs were discovered by DuPont and developed in collaboration with Merck. Effective with fourth quarter 2001 results, the Pharmaceuticals segment reflects only DuPont's share of the financial results of this ongoing collaboration.

The U.S. patents covering Cozaar® and Hyzaar® compounds, pharmaceutical formulation and use for treatment of hypertension expire in 2009. The company has exclusively licensed marketing rights for Cozaar® and Hyzaar® to Merck. In conjunction with the sale of DuPont Pharmaceuticals, Bristol-Myers agreed to continue to manufacture Cozaar® and Hyzaar® for DuPont at the former DuPont Pharmaceuticals manufacturing site at Garden City, New York.

Cozaar® and Hyzaar® are the leading angiotensin II receptor blockers (AIIA) worldwide in the treatment of hypertension. Cozaar® is the first and only antihypertensive to demonstrate, in an important outcomes study, a significant reduction in End-stage Renal Disease (ESRD) in Type 2 diabetes, which is among the fastest growing public health concerns.

2001 versus 2000 Sales of $0.9 billion were 39 percent lower principally due to the sale of DuPont Pharmaceuticals on October 1, 2001. ATOI was $3,924 million, including a $3,866 million after-tax gain on the divestiture, compared with $89 million. ATOI before one-time items was $58 million versus $133 million, down 56 percent, principally reflecting lower revenue.

2000 versus 1999 Sales of $1.5 billion were 9 percent lower, reflecting a significant drop in fourth quarter sales versus 1999. This decline was anticipated, as the volume of product in the distribution channel was reduced from historically high levels resulting from previous sales promotion programs. ATOI was $89 million compared with $230 million. ATOI before one-time items was $133 million versus $263 million, down 49 percent. The

decline resulted principally from significantly lower fourth quarter sales as well as planned higher research and development and marketing expenses.

Outlook DuPont and Merck continue to support the growth of Cozaar® and Hyzaar® with ongoing investments in two large outcomes studies, LIFE and OPTIMAAL. Results from the LIFE study will be presented at the American College of Cardiology meeting in March 2002. These studies may result in additional indications for Cozaar® and Hyzaar®. Although DuPont will no longer report any product sales within the Pharmaceuticals segment, the company expects the ongoing Cozaar®/Hyzaar® collaboration to generate significant earnings for the foreseeable future.

PIGMENTS & CHEMICALS

DuPont White Pigment & Mineral Products
DuPont Chemical Solutions Enterprise
DuPont Fluorochemicals

	SALES ($ in Billions)	ATOI ($ in Millions)	ATOI BEFORE ONE-TIME ITEMS ($ in Millions)
2001	3.6	439	469
2000	3.9	714	715
1999	3.7	634	633

See Segment Information (Note 32 to Financial Statements).

DuPont White Pigment & Mineral Products is the world's largest manufacturer of titanium dioxide, serving customers globally in the coatings, plastic and paper industries. The company operates six titanium dioxide plants, all of which utilize the chloride manufacturing process. DuPont™ Ti-Pure® titanium dioxide (TiO_2) is available to customers in slurry and powder form in a variety of grades.

2001 was characterized by low capacity utilization and resulting weak industry pricing. During 2001 an integrated Customer Service Center in Shanghai, China, was opened to provide all-in-one service to Chinese customers for DuPont TiO_2 products. The center incorporates the sales and marketing organization, customer service, technical service and research labs, warehousing and other facilities to serve all TiO_2 customers in China, the fastest growing TiO_2 market in the world.

DuPont Chemical Solutions Enterprise (CSE) develops, produces and markets a diverse range of industrial and performance chemicals, and selected services and technologies. Primary markets served are plastics, textiles, mining, household and industrial cleaners, petroleum refining and water treatment. Industrial chemicals produced are aniline, acrylonitrile, hydrogen cyanide, sodium cyanide, methylamines and amides, o,m,p-phenylene diamines, phthaloyl chlorides, sodium, lithium and sulfur products. Performance chemicals include DuPont™ Teflon® repellent finishes, DuPont™ Krytox® lubricants, DuPont™ Oxone® oxidizing agents, DuPont™ glycolic acid descaling systems, DuPont™ Tyzor® organic titanates and DuPont™ Vazo® free radical sources.

To assist in the global effort to halt the spread of Foot and Mouth Disease, CSE teamed with long-term customer Antec International to provide adequate supplies of the much needed Virkon® S biocide, which uses DuPont™ Oxone® as an essential ingredient. The biocide now is used in more than 100 nations. DuPont also supported preventive measures by the U.S. Department of Agriculture.

DuPont Fluorochemicals is a leading global manufacturer of industrial and specialty fluorochemicals – both hydrofluorocarbons (HFCs) and hydrochlorofluorocarbons (HCFCs). Products include DuPont™ Suva® refrigerants used in air conditioning and refrigeration, DuPont™ Formacel® foam expansion agents, DuPont™ Dymel® propellants, DuPont™ Vertrel® solvents, DuPont™ Zyron® electronic gases, and DuPont™ FE™ fire extinguishants.

DuPont Fluorochemicals began marketing a new fire extinguishant, FE-227™, to the high value halon replacement market in the computer, telecommunications and data processing industries. DuPont now has the most complete product line of non-halon, "clean agent" fire extinguishants, which are low in toxicity, leave no residue and are environmentally preferred to ozone-depleting halon products. The business also recorded initial commercial sales of DuPont™ Dymel® 227ea/P pharmaceutical propellant used in medical metered dose inhalers, which are popular tools for treating asthma and other respiratory disorders.

2001 versus 2000 Sales of $3.6 billion were 9 percent lower, reflecting 7 percent lower volume and 2 percent lower prices. ATOI was $439 million compared with $714 million. ATOI before one-time items was $469 million versus $715 million, down 34 percent. ATOI declined in all three strategic business units, reflecting economic weakness in the U.S. manufacturing sector, and reduced margins resulting from higher raw material costs and lower prices stemming from excess worldwide production capacity.

2000 versus 1999 Sales of $3.9 billion were 7 percent higher, reflecting 1 percent higher prices and 6 percent higher volume. ATOI was $714 million compared with $634 million. ATOI before one-time items was $715 million versus $633 million, up 13 percent. ATOI was higher in all three strategic business units, principally reflecting higher sales.

Outlook DuPont White Pigment & Mineral Products earnings for 2002 will depend largely on improved industry capacity utilization and pricing. In addition, new product offerings are expected to drive revenue growth at a somewhat higher rate than the industry. DuPont Chemical Solutions Enterprise (CSE) expects its margins to improve in 2002 as a result of lower energy and key raw material prices. Within CSE, the sales mix continues to shift in favor of higher growth and higher margin specialty chemical products. DuPont Fluorochemicals expects continued growth in the use of its FE™ fire extinguishant products and Dymel® pharmaceutical propellants; growth in Zyron® electronic gases as the semiconductor industry recovers; and continued overall growth in HFCs in refrigeration and other sectors as HCFCs are phased out on a global basis.

POLYESTER

	SALES ($ in Billions)	ATOI ($ in Millions)	ATOI BEFORE ONE-TIME ITEMS ($ in Millions)
2001	1.9	(349)	(74)
2000	2.3	66	62
1999	2.4	(133)	(53)

See Segment Information (Note 32 to Financial Statements).

The Polyester segment consists of the company's fibers, resins and intermediates businesses; the global films joint venture with Teijin Limited; and the European joint venture with Sabanci.

The fibers, resins and intermediates businesses include DuPont™ Dacron® filaments, polyester intermediate chemicals, DMT (dimethyl terephthalate), PTA (purified terephthalic acid), ethylene glycol, specialty resins, technology licensing and consulting, and polyester fiber chip manufactured by a joint venture in China. Initiatives during 2001 included:

- The transition of product manufacture to DuPont's Kinston and Unifi, Inc.'s Yadkinville plants in North Carolina for improved operating efficiency, cost reduction and customer flexibility. This was done as part of the Dacron® filaments' manufacturing alliance in the Americas with Unifi, which enables each company to match the production of polyester filament with the best assets available. As a result, the DuPont polyester filament manufacturing operations at Wilmington, North Carolina, were shut down in the second quarter;
- The expansion of the commercialization of DuPont™ Biomax® hydrobiodegradable resin for specialty packaging applications in the food industry, including plates, bowls and clamshells. This was done as part of a joint development program with Earthshell Corporation; and
- DuPont's sale of its ownership in the U.S. polymer grade TPA (terephthalic acid) and Melinar® PET container resins businesses and associated manufacturing assets to Alpek, the petrochemical group of ALFA S.A. de C.V. The two companies further agreed to transfer DuPont's ownership of their staple fiber joint venture to Alpek by mid-2002. This reflects the continuation of DuPont's previously announced strategy to reshape its polyester investment.

DuPont Teijin Films™ is a 50/50 global joint venture formed to produce and sell PET and PEN polyester films in the specialty, industrial, packaging, electrical, electronics, advanced magnetic media and photo systems markets. With sales of $1.1 billion, the company leads the industry with its strong product and process technology platform, and the broadest portfolio of differentiated products offered throughout the world. The company improved its cost position through the shutdown of a manufacturing facility at the Circleville, Ohio, site. Brand names include Mylar®, Melinex® and Teijin® Tetoron® PET films, and Teonex® and Kaladex® PEN polyester films.

DuPont Sabanci Polyester Europe B. V. (DuPontSA), headquartered in the Netherlands, is a 50/50 joint venture formed for the development, production and sale of polyester fibers, container resins, and intermediates PTA and DMT for markets throughout Europe, the Middle East and Africa. The venture is the largest polyester company in the region with annual revenues of about $750 million.

2001 versus 2000 Sales of $1.9 billion were 17 percent lower, reflecting 5 percent lower prices, 8 percent lower volume and 4 percent due to the sale of certain polyester businesses during the year. This decline was principally driven by the global economic downturn led by the U.S. economy, and by Asian competition. ATOI was a loss of $349 million compared with earnings of $66 million. ATOI before one-time items was a loss of $74 million versus earnings of $62 million reflecting earnings

declines in all business units due to lower volumes and margins, the latter reflecting intense competitive pressure and excess global capacity.

2000 versus 1999 Sales of $2.3 billion were 5 percent lower, principally due to the restructuring of formerly wholly-owned businesses into joint ventures whose sales are reflected in segment sales on a pro rata ownership basis. Apart from the impact of the restructuring, sales were essentially flat. ATOI was $66 million compared with a loss of $133 million. ATOI before one-time items was $62 million versus a loss of $53 million. The earnings improvement is primarily due to cost reductions resulting from restructuring and productivity initiatives.

Outlook The global polyester market is expected to remain highly competitive, characterized by a low-price, low-margin environment, exacerbated by significant excess capacity and strong competitive forces. The company has successfully implemented a series of major restructuring initiatives in recent years aimed at reducing fixed costs. Nevertheless, the financial outlook in 2002 is not encouraging due to expected continuing overcapacity and depressed margins. Accordingly, DuPont is continuing to assess alternative strategies and aggressive actions to optimize the company's investment in its various polyester businesses.

The company believes that Unifi has substantially breached the agreement covering the manufacturing alliance discussed above. The company is seeking damages as well as injunctive relief. This matter has been submitted to binding arbitration.

SPECIALTY FIBERS

DuPont Apparel & Textile Sciences
DuPont Advanced Fiber Systems
DuPont Nonwovens


SALES ($ in Billions)
ATOI ($ in Millions)
ATOI BEFORE ONE-TIME ITEMS ($ in Millions)
2001
2000
1999
4.4
5.0
5.1
356
740
832
387
740
831

See Segment Information (Note 32 to Financial Statements).

DuPont Apparel & Textile Sciences (A&TS) was established in 2001 as a strategic business unit to capitalize on marketplace synergies by combining sales, marketing and manufacturing resources for the DuPont™ Lycra® branded elastane, generic spandex, and nylon and polyester businesses that sell into apparel and specialty textile value chains. A&TS – the largest elastane manufacturer worldwide – continues to be the brand leader in the high-growth stretch apparel market and is now expanding the stretch concept to non-traditional and non-apparel end uses. Other brands are DuPont™ Tactel® nylon and DuPont™ Supplex® nylon for apparel, and DuPont™ Cordura® nylon for products including packs and bags, boots and shoes, and apparel. Leading polyester brands include DuPont™ Coolmax® performance fabrics, DuPont™ Comforel® sleep products and DuPont™ Thermolite® insulation fibers. In addition, the DuPont™ Teflon® brand has recently been incorporated into the A&TS portfolio to satisfy high consumer value for "easy care" brands in apparel for the ready-to-wear market as well as in the home.

In 2001, A&TS reconfigured global capacity to better align with shifting market dynamics. For example, the business:

- Increased Lycra® capacity in Singapore by 6 kilo-tons;
- Took steps to establish a production leadership position in China to serve the complex Chinese textile value chain. The business began construction of additional capacity in China using state-of-the-art technology with spinning productivity twice the rate of the nearest competitor and established a 50/50 joint venture with LYG; and
- Installed new state-of-the art nylon manufacturing equipment in the United States and Mexico.

A&TS launched several new products for the apparel market including:

- A new "easy set" spandex product, branded Lycra® that is more compatible with cotton heat set temperatures and enables customers to reduce processing steps and costs;
- Tactel® metallics, new fibers that enable manufacturers to create metallic effects with superb softness;
- Tactel® Prisma, a lightweight, soft-to-the-touch fiber that creates a sparkling heather effect in garments;
- T-400, a new elastic fiber based on proprietary multi-component technology that utilizes DuPont™ Sorona™ 3GT polymer as one of its components; and
- T-800, a nylon fiber, that offers the unique properties of relaxed "non-body hugging" stretch.

DuPont Advanced Fiber Systems (AFS) comprises DuPont™ Kevlar® brand fiber, DuPont™ Nomex® brand fiber and paper, DuPont™ Thermount® pre-preg and laminates and

DuPont™ Teflon® brand fluoropolymer fiber. Major markets served include personal protective apparel, life protection, electronics, telecommunications, electrical insulation, automotive, transportation, filtration, numerous industrial applications and new consumer applications. In 2001, AFS reorganized into five global businesses (Life Protection, Protective Apparel, Power & Communications, Performance Materials and New Businesses) to increase the focus on key markets and customers and to accelerate growth in these markets.

AFS launched the Kevlar® Partners Program™ in 2001, the first dedicated program aimed at saving the lives of correctional officers. Kevlar® Correctional™ is a patented technology of puncture-, stab- and slash-resistant fibers and fabrics designed to provide comfortable, concealable protective body armor that is significantly lighter and more flexible than metal alloy vests. Also in 2001, Levi's and Ralph Lauren's RLX brand launched denim jeans made with Kevlar® in selected markets. AFS also introduced Nomex® Limitedwear coveralls targeted at segments requiring affordable flame protection for short or infrequent periods of use.

The primary products of DuPont Nonwovens include DuPont™ Tyvek® brand protective material, DuPont™ Sontara® spunlaced fabrics, DuPont™ Cambrelle® footwear lining and DuPont™ Typar® high-strength spunbonds. Major markets served include construction, protective apparel, medical and healthcare, aerospace, automotive, cleanroom, printing, packaging, carpeting and geotextiles.

The Tyvek® Weatherization Systems business introduced a new window flashing product – Tyvek® Flexwrap™. Tyvek® Worker Protection announced the launch of NEW Tyvek® protective fabric which is four times as breathable, feels significantly softer yet provides all the protection and durability of traditional Tyvek®. The DuPont Nonwovens Sontara® plant in Asturias, Spain, was commercialized and began serving global markets. A 50/50 joint venture in Brazil with Cipatex SA was formed for the production and sale of needlepunch and spunlace fabrics for footwear, artificial leather and industrial applications. Also in 2001, DuPont Nonwovens secured a multi-year contract with the U.S. Postal Service for the Tyvek® envelope business. The Sontara® business and DuPont Performance Coatings collaborated to launch a car finishing system consisting of custom-made fabrics made of Sontara®. The system was specially designed for each step in the automotive refinish process.

2001 versus 2000 Sales of $4.4 billion were 11 percent lower, reflecting 7 percent lower volume and 4 percent lower prices. ATOI was $356 million compared with $740 million. ATOI before one-time items was $387 million versus $740 million, down 48 percent, reflecting significantly lower earnings in A&TS. A&TS earnings were adversely affected by very weak U.S. apparel and textile markets, higher raw material costs, and lower U.S. dollar prices. Sales of DuPont Nonwovens increased, reflecting strong sales of protective apparel, medical fabrics, and construction products, but margins declined, adversely affecting earnings. AFS sales and ATOI increased reflecting increased demand for military protective products.

2000 versus 1999 Sales of $5.0 billion were down 2 percent reflecting 3 percent lower prices partly offset by 1 percent higher volume. ATOI was $740 million compared with $832 million. ATOI before one-time items was $740 million versus $831 million, down 11 percent, as higher earnings in AFS were more than offset by lower earnings in A&TS and DuPont Nonwovens. Lower margins resulted principally from increased pricing pressures from generic competition, adverse currency impact of the stronger dollar, high natural gas prices and continued technical difficulties at a European tetrahydrofuran facility which has affected cost competitiveness in the global market. While progress was made, the facility continued to operate substantially below design capacity.

Outlook DuPont Apparel & Textile Sciences (A&TS) will continue to be adversely affected by industry consolidation and bankruptcies which are expected to continue in the global textile markets, particularly in North America. The industry is contending with a secular shift away from North American textile and fiber production toward less expensive Asian production. A&TS earnings in 2002 are not expected to recover from depressed levels experienced in 2001. New opportunities for Lycra® – particularly shoes, home textiles, Leather with Lycra® and stretch nonwovens – are poised for growth. Finally, 2002 will see the launch of Teflon® easy care and Stainmaster® fabrics for upholstery.

Volume growth for DuPont Advanced Fiber Systems beyond that expected with anticipated U.S. economic strengthening will depend largely on the timing of the turnaround for the electrical insulation and automotive markets. Expansion of Kevlar® brand fiber capacity, expected to come on line in early 2003, is based on

new technology that will allow higher productivity for specialty products and enable the business to meet demand growth as the global economy begins to recover.

DuPont Nonwovens expects continued growth through the expansion of markets currently being served as well as entrance into new markets. The U.S. housing market has remained robust in spite of the economic downturn and this trend is expected to continue into 2002. New products will be introduced for the construction, worker protection, cleanroom, absorbents and medical markets. The Sontara® medical fabrics business continues to be a key area for additional resourcing and new technologies with good growth potential.

SPECIALTY POLYMERS

DuPont Packaging & Industrial Polymers
DuPont Display Technologies
DuPont Electronic Technologies
DuPont Imaging Technologies
DuPont Fluoropolymers
DuPont Surfaces

	SALES ($ in Billions)	ATOI ($ in Millions)	ATOI BEFORE ONE-TIME ITEMS ($ in Millions)
2001	3.9	372	402
2000	4.5	714	714
1999	4.3	668	666

See Segment Information (Note 32 to Financial Statements).

DuPont Packaging & Industrial Polymers (P&IP) is a world leader in specialized, high value resins and films for the packaging and selected industrial markets. Products and their end uses include DuPont™ Surlyn®, DuPont™ Nucrel® and DuPont™ Elvax® sealants and adhesives for flexible packaging structures; Nucrel® and Elvax® resins for wire and cable construction; DuPont™ Keldax® resins for automotive carpet backing; Surlyn® for golf ball covers; DuPont™ Vamac® for automotive hoses and gaskets; DuPont™ Butacite® interlayers for laminated safety glass for automotive and architectural applications; DuPont™ Elvanol® for textile sizing; and DuPont™ Clysar® shrink films.

In 2001 P&IP:

- Continued to expand its market for glass laminated products as more states adopted the hurricane impact protection section of the International Buildings and Residential Codes that is met by window systems incorporating P&IP's SentryGlas® Plus or Butacite®;
- Introduced a new family of Elvaloy® AC resins offering new processing and performance opportunities for packaging, automotive, and construction markets;
- Launched its Clysar® HP Gold product line, a premium polyolefin film offering advantages in terms of processability, reliability and clarity; and
- Launched DuPont™ Trancend™, a new extrusion coating sealant resin for the flexible packaging market.

DuPont Display Technologies is a world leader in holographic optical components and holograms for electronics, security and authentication applications. The strategic business unit is focused on development of advanced information display devices and visual enhancement technologies. In 2001, DuPont Display Technologies opened a state-of-the-art holographics facility in Logan, Utah. The new facility will design and manufacture advanced holographic optical elements that are used for enhancing brightness in liquid crystal displays (LCD) as well as holograms for graphic arts and security applications. DuPont Display Technologies formed a joint venture with Label Systems, LLC to produce security tags, labels and identification cards utilizing proprietary DuPont holographic materials.

Also in 2001, DuPont Display Technologies:

- Constructed a pre-production facility for the development and production of advanced Organic Light Emitting Diode (OLED) displays;
- Invested in RIT Display Technology Company, a subsidiary of RiTEK Corporation, Inc. RIT Display is building a full production facility to produce OLED displays components exclusively for DuPont. DuPont Display Technologies expects to ship polymer OLED displays for commercial sales by year-end 2002; and
- Acquired a majority interest in Polar Vision, an optical components and lamination services provider serving display integrators and OEM's in the rapidly expanding display enhancement industry. The investment provides DuPont Display Technologies access to Polar Vision's expertise in filters, polarizers, and custom lamination capability.

DuPont Electronic Technologies is a leading supplier of advanced electronic materials to the global electronics industry. Major product lines include: DuPont™ Kapton® polyimide film, DuPont™ Pyralux® flexible laminates, DuPont™ Riston® dry film photoresists, DuPont™ Green Tape™ low temperature co-fired ceramics,

DuPont™ Fodel® photoimageable composites and colloidal silica based slurries. Market segments served include the printed wiring board, semiconductor and cellular and Internet infrastructure industries. DuPont Electronic Technologies intends to meet the rapidly changing market needs for smaller, more portable and powerful electronic devices by building on its strength as a leading supplier of organic, flexible and ceramic circuit materials.

In 2001, DuPont Electronic Technologies began controlled sales of a family of thin metal copper laminates, Microlux® HD and Pyralux® TM. These products are focused at meeting the growing demands for increasingly higher density flex-circuits and integrated circuit (IC) packages. Commercialization was completed of a fifth generation Fodel® photoimageable product which improves quality and reduces customer cost for making large plasma display panels (PDPs). PDPs are currently manufactured by six OEMs and production is expected to double in 2002. The Foam Glass Barrier process technology developed by Photonics Systems, Inc., Northwood, Ohio, was purchased for the manufacture of barrier rib structures in PDPs. A new business unit – Integrated Circuit Packaging & Interconnects – was formed within DuPont Electronic Technologies as part of a strategy to expand into materials for the interconnection of ICs.

DuPont Imaging Technologies markets to the packaging and commercial printing industry DuPont™ Cyrel® flexographic printing plates as well as color proofing systems, including DuPont™ WaterProof®, DuPont™ Cromalin® and DuPont™ Dylux®. Installations of DuPont Imaging Technologies' Cyrel® Fast – the only thermal platemaking technology available on the market – increased significantly in 2001. The color proofing business launched its new Thermal 4-color Halftone technology in four evaluation sites and began controlled sales in June. Thermal proofing is one of the fastest growing technologies in the market, and DuPont is one of three companies offering this technology.

DuPont Fluoropolymers – the largest global manufacturer of fluoropolymers – markets to the telecommunications, aerospace, automotive, electronics, chemical processing and housewares industries. The DuPont offering includes DuPont™ Teflon® and DuPont™ Tefzel® fluoropolymer resins, DuPont™ Autograph® and Teflon® non-stick finishes; and Teflon® and DuPont™ Tedlar® fluoropolymer films.

In 2001 DuPont Fluoropolymers produced the first commercial Teflon® polymer using fundamentally new fluoropolymer manufacturing technology. These new Teflon® products have superior properties compared with conventional FEP fluoropolymers, and are aimed at demanding precision extrusion applications. The business also completed its global introduction of Teflon® PFA HP Plus for use in high-purity fluid handling in the semiconductor, pharmaceutical and chemical industries.

DuPont Surfaces markets DuPont™ Corian® solid surfaces and DuPont™ Zodiaq® quartz surfaces. These materials continue to be popular for homeowners and have been specified in premier commercial locations. Corian® Easy Elegance™ bath collection – a quick-turnaround, easy-to-install, luxurious bath vanity top offering – was introduced at Lowe's and Home Depot.

2001 versus 2000 Sales of $3.9 billion were down 14 percent, reflecting 12 percent lower volume and 2 percent lower prices. All strategic business units had lower sales. ATOI was $372 million compared with $714 million. ATOI before one-time items was $402 million versus $714 million, down 44 percent. While earnings were lower in all strategic business units, DuPont Electronic Technologies and DuPont Fluoropolymers were most significantly affected by protracted weak worldwide demand in electronics and related high-technology markets. Segment earnings also reflect lower earnings in P&IP resulting from higher raw material costs and lower volumes.

2000 versus 1999 Sales of $4.5 billion were up 6 percent, reflecting 8 percent higher volume, partly offset by 2 percent lower prices. All strategic business units except DuPont Imaging Technologies had higher sales. ATOI was $714 million compared with $668 million. ATOI before one-time items was $714 million versus $666 million, up 7 percent. ATOI increased in DuPont Surfaces, DuPont Fluoropolymers and DuPont Electronic Technologies reflecting higher sales. This was partly offset by lower ATOI in the remaining strategic business units, principally in P&IP, which was affected by significantly higher raw material costs, primarily ethane.

Outlook The outlook for DuPont Packaging & Industrial Polymers will depend on growth in specialty product applications in packaging, automotive and other industrial markets; margin improvements resulting from the continued easing of raw material and energy costs; and ongoing activities aimed at delivering productivity improvements.

The outlook for DuPont Display Technologies, DuPont Electronic Technologies and DuPont Fluoropolymers largely depends on the timing and the strength of the economic recovery in the electronic and related high-technology markets.

The major challenge for DuPont Imaging Technologies will be to manage the transition from analog to digital products for image transfers.

DuPont Surfaces continues to focus on growth in the face of competitive materials by expanding its market reach and providing a broader product offering, which includes new surface applications and additional colors. In 2002, DuPont Surfaces will introduce DuPont™ Wall Surfaces, a 3mm acrylic sheet product for builder shower wall and commercial wet wall applications.

OTHER

The company groups the results of its nonaligned businesses and embryonic businesses under Other. These businesses include the company's remaining interest in DuPont Photomasks, Inc., DuPont Safety Resources, DuPont Bio-Based Materials, and Growth Initiatives. In the aggregate, sales from these businesses represent about 1 percent of total segment sales.

DuPont Safety Resources (DSR) is a recognized authority on safe workplaces, providing safety solutions for people, property and operations. Consulting and training services are grouped in practices including workplace safety, contractor safety, ergonomics and engineering services. Formed in 1998 to leverage DuPont's 200-year operational excellence in safety, DSR helps responsible companies gain sustainable improvement in safety performance, security, productivity, quality, operating costs, and employee morale. Hundreds of companies worldwide are part of DSR's growing roster of clients who benefit from implementing a step-change approach to safety to improve business performance and reduce the impact of workplace injuries, illnesses and deaths.

DuPont Bio-Based Materials focuses on discovering and developing products of industrial biotechnology for diverse markets. The business applies a rigorous process to the identification of new and unique applications of industrial biotechnology that offer superior value to the user. Its first product, DuPont™ Sorona™ 3GT, is the company's newest polymer platform. In fiber form, Sorona™ brings softness, stretch and recovery, easy dyeability, and wrinkle resistance to fabrics. Although currently manufactured using chemical methods, the key ingredient for Sorona™ will soon be produced from a corn-based microbial process.

2001 versus 2000 Sales of $279 million were down 37 percent, principally reflecting further reductions in the company's ownership interest in DuPont Photomasks, Inc. ATOI before one-time items was a loss of $64 million versus a loss of $23 million.

2000 versus 1999 Sales of $443 million were down 8 percent, primarily reflecting a reduction in the company's ownership interest in DuPont Photomasks, Inc. ATOI before one-time items was a loss of $23 million versus earnings of $18 million.

Liquidity & Capital Resources

The company considers its strong financial position and financial flexibility to be a competitive advantage. The company's credit ratings of AA- and Aa3 from Standard & Poor's and Moody's Investors Services, respectively, and its commercial paper ratings of A-1+ by S&P and Prime 1 by Moody's are evidence of that strength. This advantage is based on strong business operating cash flows over an economic cycle, a commitment to cash discipline regarding working capital and capital expenditures, and the intent to pursue a fiscally responsible policy of accretive acquisitions related to existing lines of business.

SOURCES OF CASH

The company's liquidity needs can be met through a variety of independent sources, including: cash from operations, cash, commercial paper markets, syndicated credit lines, bilateral credit lines, equity and long-term debt markets, and asset sales.

The company's cash provided by operations was $2.4 billion in 2001. This amount was $2.7 billion less than the $5.1 billion generated in 2000, primarily due to recession-related earnings declines and the strong U.S. dollar. In 2000 the company's cash provided by operations included a one-time benefit of $610 million from the securitization of trade accounts receivable and a transfer from the pension trust fund of $300 million to pay retiree health care costs. No transfers were made from the pension trust fund to pay retiree health care costs in 2001. The company's ratio of current assets to current liabilities was 1.8:1 at year-end 2001,

compared with 1.3:1 in 2000. In 1999 cash provided by operations totaled $4.8 billion, essentially flat with 2000.

Cash and cash equivalents and marketable debt securities totaled $5.8 billion at December 31, 2001. This represents a $4.2 billion increase over December 31, 2000, due primarily to receipt of $7.8 billion from Bristol-Myers Squibb for the sale of DuPont Pharmaceuticals. This cash was used to reduce commercial paper borrowings and to repurchase DuPont common stock. The company will use a portion of its cash in 2002 to pay about $1.9 billion in taxes associated with the gain on the sale of DuPont Pharmaceuticals and to fund $470 million for the completion of the DuPont common stock share repurchase program authorized in 1998 and increased in July 2000.

Commercial paper markets are a source of "same day" cash for the company. The company can access this market at preferred rates given its strong credit rating, which has been recently affirmed. The weighted-average interest rate before taxes on short-term borrowings at December 31, 2001, 2000 and 1999, was 7.6 percent, 6.8 percent and 6.0 percent, respectively. The increase in the 2001 rate reflects the shift in the weight of the company's debt from lower rate commercial paper to higher rate longer-term borrowings payable within one year. At December 31, 2001, DuPont's commercial paper balance was $75 million, $2.4 billion less than at December 31, 2000. The company's long-term borrowings due within one year increased $1.1 billion in 2001.

In the unlikely event that the company could not meet its short-term liquidity needs, the company has access to $3.8 billion in syndicated and bilateral "same day" credit lines with several major financial institutions. These credit lines are split about equally between 364-day and multi-year facilities.

DuPont also has access to equity markets and to long-term debt capital markets. The company's current relatively low long-term borrowing level, strong financial position and credit rating provide access to these markets.

Proceeds from sales of assets were $8.1 billion in 2001, primarily reflecting the $7.8 billion received from the DuPont Pharmaceuticals sale. In 2000 and in 1999 proceeds from the sale of assets totaled $0.7 billion and $0.6 billion, respectively. Additional details on these sales are provided in Note 28 to the consolidated financial statements.

USES OF CASH

Purchases of property, plant and equipment and investments in affiliates were $1.6 billion in 2001 compared with $2.0 billion in 2000 and $2.1 billion in 1999. Since 1999 the company has liberated $500 million of cash by reducing expenditures for property, plant and equipment. The company expects purchases of property, plant and equipment in 2002 to be about the same as in 2001.

There were no significant payments for businesses acquired in 2001 and 2000. 1999 cash payments for businesses acquired of $5.1 billion included $3.4 billion for the acquisition of the remaining 80 percent interest in Pioneer and $1.6 billion for the acquisition of Herberts. The Pioneer acquisition included the issuance of $4.2 billion in common stock. Both of these acquisitions included the assumption of debt. The company continues to seek accretive acquisitions related to existing lines of business to strengthen its current portfolio of businesses.

The company has paid a quarterly common dividend since its first dividend in the fourth quarter of 1904. Dividends per share of common stock were $1.40 in 2001, 2000 and 1999.

In 1998 the company's Board of Directors approved a program to purchase and retire up to 20 million shares of DuPont common stock to offset dilution from shares issued under compensation programs. In July 2000 the company's Board of Directors approved an increase in the total number of shares of DuPont common stock remaining to be repurchased under the 1998 program from about 16 million shares to the total number of shares that could be purchased for $2.5 billion. These purchases are not limited to those needed to offset dilution from shares issued under compensation programs. Forty-three million shares were purchased for $1.8 billion in 2001, 9.5 million shares for $462 million in 2000 and 8.8 million shares for $690 million in 1999. The company completed this program purchasing 10.8 million shares for $470 million in February 2002. In addition the company's Board of Directors authorized a new $2 billion share buyback plan in June 2001.

FINANCIAL CONDITION

At year-end 2001 the company's net debt (borrowings and capital lease obligations less cash and cash equivalents and marketable debt securities) had been reduced to less than $1.0 billion, providing the company with significant financial flexibility. The table below summarizes changes in the company's consolidated net debt for 1999 through 2001.

(Dollars in millions)	**2001**	2000	1999
Net debt – beginning of year	$ 8,288	$ 9,984	$10,055
Cash provided by continuing operations	2,419	5,070	4,840
Purchases of property, plant & equipment & investment in affiliates	(1,634)	(2,022)	(2,103)
Net payments for businesses acquired	(78)	(46)	(5,073)
Proceeds from sales of assets	253	703	609
Net proceeds from sale of DuPont Pharmaceuticals	7,798	–	–
Dividends paid to stockholders	(1,460)	(1,465)	(1,511)
Acquisition of treasury stock	(1,818)	(462)	(690)
Increase in minority interests	1,980	–	105
Net cash flow from discontinued operations	(110)	–	4,475
Other	(28)	(82)	(581)
Decrease in net debt	7,322	1,696	71
Net debt – end of year	$ 966	$ 8,288	$ 9,984

Net debt was reduced by $7.3 billion in 2001 from $8.3 billion at year-end 2000 to $1.0 billion at year-end 2001 largely as a result of the sale of DuPont Pharmaceuticals. Net debt at year-end 1999 totaled $10 billion. The programs described below also contributed to reduced debt levels.

To broaden sources of liquidity and improve financial flexibility the company has entered into two minority interest structures and an accounts receivable securitization program. In addition, the company entered into a synthetic lease program to improve the efficiency and effectiveness of its leasing activities. The minority interest transactions provided the company with a new source of funding at a cost essentially equivalent to debt. The accounts receivable securitization provided additional liquidity at competitive rates.

MINORITY INTEREST STRUCTURES

In May and December 2001, the company received proceeds of $637 million and $1,400 million, respectively, from two minority interest transactions. Costs incurred in connection with these transactions totaled $42 million and are being amortized to expense over a five-year period. The proceeds were used to reduce debt and are reported as Minority Interests in the Consolidated Balance Sheet. The company does not expect to obtain additional investment proceeds utilizing these structures.

The minority investors earn a preferred, cumulative adjustable return on their investment. The after-tax distribution reflected in Minority Interests in Earnings of Consolidated Subsidiaries for 2001 totaled $14 million, reflecting a preferred return of 2.9 percent.

In addition, amortized costs of $2 million in 2001 were reported in Minority Interests in Earnings of Consolidated Subsidiaries.

The legal structure for the above transactions in each case involved creating new consolidated limited liability companies with separate assets and liabilities. DuPont contributed cash as part of the capital structure and assets that provide security for the repayment of capital to the unrelated minority investors. The substance of these transactions is to monetize selected assets in exchange for a cash investment that earns an adjustable preferred return paid to the minority investors. The assets involved remain on the company's Consolidated Balance Sheet and continue to be managed by the company. In addition, the company manages the new companies and generally has the right to dispose of their assets for fair value and substitute cash or other assets of equal value as security to the minority investors, provided the minority investors consent to the asset substitution. Secured assets included in the above transactions are real estate, nonstrategic operating assets and equity securities in certain consolidated companies.

The company has the option to redeem some or all of the minority interests in both transactions at any time. In limited circumstances, such as nonpayment of the preferred return, the minority investors can require the sale of the assets in the new companies. By 2006 the minority investors' adjustable returns may be renegotiated at the request of the company or the minority investors. If agreement on the adjustable returns is not reached, the company will redeem the minority interests or remarket them to other third parties.

RECEIVABLES SECURITIZATION PROGRAM

An accounts receivable securitization program was initiated in 2000 to sell an interest in a revolving pool of trade accounts receivable. Under the program, the company sells certain trade receivables to a consolidated company which in turn sells an interest in those receivables to third parties. Proceeds received in 2000 from the sale of the interest were $610 million and were reflected as a reduction in trade accounts receivable. At December 31, 2001, the interest had been reduced to $468 million. Miscellaneous receivables include an overcollateralization of $130 million as security for this program.

The cost of this program is competitive with other sources of financing, and cash proceeds were used to reduce debt. Expenses in connection with this program were $16 million and

$27 million in 2000 and 2001, respectively. The company may terminate the program at any time by stopping the sale of receivables. In the future, the company does not expect the interest sold in the revolving pool of receivables to exceed $500 million.

SYNTHETIC LEASE PROGRAM

A synthetic lease program was implemented in 2000 as an alternative financing source for selected assets at competitive rates. In 2000 and 2001 this program was used for the sale and leaseback of corporate aircraft, rail cars and other equipment. In addition, the company has entered into agreements to lease, upon completion, manufacturing facilities in Singapore and Tennessee for the Specialty Fibers segment. The total value of assets under these leases as of December 31, 2001, was $450 million with lease terms ranging from one to seven years. Lease payments totaled $21 million in 2001 and were reported as operating expense in the Consolidated Income Statement. These are operating leases and accordingly the related assets and liabilities are not recorded on the company's Consolidated Balance Sheet. The company may terminate the program at any time by purchasing the assets. Should the company decide neither to renew the leases nor to exercise its purchase option, it must pay the owner a residual value guarantee amount, which may be recovered from a sale of the property to a third party. Residual value guarantees totaled $264 million at December 31, 2001.

Information related to the company's contractual obligations and commercial commitments are summarized in the following tables (dollars in millions):

		Payments Due In			
Contractual Obligations	Total at December 31, 2001	2002	2003-2004	2005-2006	2007 and beyond
Long-term debt [1]	$6,353	$1,050	$1,751	$ 472	$3,080
Capital lease obligations [1]	50	3	6	7	34
Operating leases [2]	905	200	272	173	260
Unconditional purchase obligations [3]	171	110	19	20	22
Other long-term obligations [4]	757	150	284	268	55
Total contractual cash obligations	$8,236	$1,513	$2,332	$ 940	$3,451

1 Includes the portion payable within one year; see Note 20 to the consolidated financial statements.

2 Includes synthetic leases with contractual obligations totaling $76 million.

3 Includes fixed obligations to purchase certain raw materials.

4 Includes long-term contracts with Computer Sciences Corporation and Accenture LLP for information technology infrastructure and information systems consulting.

Commercial Commitments	Total at December 31, 2001
Lines of credit	$ –
Standby letters of credit	17
Guarantees [1]	1,913
Residual value guarantees [2]	264
Total commercial commitments	$2,194

1 Includes direct guarantees of affiliates and other companies of $953 million and guarantees of certain financial obligations of Conoco of $960 million; see Note 25 to the consolidated financial statements.

2 Applicable to the company's synthetic lease program.

In summary, the company expects to meet its $8.2 billion contractual obligations through its normal sources of liquidity and does not expect to finance any of its $2.2 billion in commercial commitments. However, the company believes its financial strength and strong balance sheet could be used to satisfy these obligations and commitments should unforeseen circumstances arise.

COMMERCIAL PAPER FACILITY

In the first quarter of 2002 the company intends to implement a commercial paper conduit financing program to reduce the financing costs of the synthetic lease programs and the accounts receivable securitization program by gaining direct access to the asset-backed commercial paper market. The conduit will issue notes secured by the receivables interests, and the equipment and real estate under synthetic leases.

The legal structure of the facility will include nonconsolidated entities that are not affiliated with the company through ownership interests. No director, officer or employee of the company will be a director, officer or employee of any of these entities.

Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, the company recorded charges totaling $2,250 million in 1999 with respect to two purchase business combinations completed that year. In 2000 the company recorded a credit totaling $11 million for revisions of preliminary estimates for a purchase business combination completed in 1999. There were no charges related to in-process research and development expense in 2001.

The following is a more detailed discussion of the purchased in-process research and development associated with each of these acquisitions. The company believes that the assumptions and forecasts used in valuing purchased in-process research and development were reasonable at the time of the respective business combination. No assurance can be given, however, that future events will transpire as estimated. As such, actual results may vary from the projected results.

Management expects to continue supporting these research and development efforts. However, as noted below, there is uncertainty associated with the successful completion of these research and development projects. There can be no assurance that any of these projects will meet with either technological or commercial success. If none of these projects is successfully completed, the sales and profitability of the company may be adversely affected in future periods. Failure of any single project would not materially impact the company's financial condition, liquidity or results of operations.

VALUATION METHODOLOGY

There are three general types of in-process research and development projects – new product development projects, process modification projects and new manufacturing process projects. New product development projects have as their goal the discovery and development of new formulations and/or significant modifications of existing product formulations to meet specific end-user needs. Process modification projects have as their goal the design and development of significant modifications to existing capital assets in order to increase capacity or otherwise improve the efficiency of the manufacturing process. New manufacturing process projects have as their goal the design and development of totally new manufacturing processes. Successful completion of a project is deemed to occur when the new product or process has been defined and technological feasibility has been objectively demonstrated.

The fair values of purchased in-process research and development projects are based on estimates prepared by management. These estimates utilize explicit assumptions about the range of possible estimated cash flows and their respective probabilities to determine the expected cash flow for each project. Under this approach, projected cash flows are adjusted for risks prior to being discounted to present value. Risks so addressed include completion risk, competitive risk and timing risk. A simplified model of these procedures is as follows:

	Cash flows from successful completion
Less:	Cash flows to complete
Less:	Return on assets employed
Equals:	Adjusted cash flows
Times:	Probability of technical & commercial success
Equals:	Risk adjusted cash flows
Times:	Present value factor
Equals:	Fair value

Cash flows from successful completion represent the estimated future revenues and/or cost savings forecast to be realized from the successful completion of the project less the costs and expenses required to generate those revenues/cost savings. Significant assumptions include estimates of market size, market share to be achieved, timing of completion, life cycle pattern, product pricing, operating margins and the effects of competition. These projections do not anticipate material changes from historical pricing, margins and expense levels unless specifically noted otherwise.

Cash flows to complete represent the estimated future research and development costs required to complete the project, assuming the project is successful. Significant assumptions

include the work required to complete the project, the timing of expenditures and the date of completion.

Return on assets employed represents an allocation of the project's estimated cash flows from successful completion to existing assets, including identifiable intangible assets, thereby ensuring that all appropriate future cash flows are attributed to existing assets for purposes of determining their fair value.

Probability of technical and commercial success represents management's informed assessment of the unique risks associated with successfully completing a specific project and implementing the project's results. It is used to adjust for the risk that a project may not be successfully completed and for the risk that, even if the project is successfully completed, it may not be able to be successfully implemented on a commercial scale. In developing these probabilities, consideration is given to scientific assessments regarding the project's stage of completion, the results achieved to date, and the complexity of completing the project. Consideration is also given to the business' historical experience with similar types of research and development projects and to the effects competition, changes in industry trends, and similar economic risks may have on successful completion of the project. Probability of technical and commercial success also is used by the company in managing its research and development activities.

Risk adjusted cash flows are discounted to present value using a discount rate generally aligned with the estimated weighted average cost of capital for the acquired business. The weighted average cost of capital is a market-based measure of investment risk, i.e., the risk associated with investing in a particular business, company, industry, etc.

PIONEER HI-BRED INTERNATIONAL

On October 1, 1999, the company acquired the approximately 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,684 million consisting of:

- $3,419 million representing cash payments for the purchase of Pioneer shares;
- $4,154 million representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer shares;
- $81 million representing 80 percent of the fair value of options to purchase DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan; and
- $30 million representing the company's estimated acquisition related costs and expenses.

The allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values, is as follows (dollars in millions):

Current assets	$2,176
Property, plant and equipment	602
Other assets	2,264
In-process research and development	2,175
Current liabilities	(954)
Long-term borrowings	(163)
Other liabilities	(287)
Deferred income taxes	(847)
Minority interests	(6)
Total identifiable assets less liabilities	$4,960

The $2,724 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

At the date of acquisition, Pioneer had extensive research and development efforts underway that met the criteria for purchased in-process research and development. These research and development activities had as their goals (a) the improvement of harvestable yield, (b) the reduction of crop losses, grower input costs and risk through genetically improving insect, disease and herbicide resistance and (c) improvement of the quality of the grain and forage produced through a combination of traditional breeding methods and modern biotechnology.

Pioneer's research and development efforts consist of new product development for its traditional businesses and trait and technology development. Of the $2,175 million estimated fair value of purchased in-process research and development, $1,012 million represents the estimated fair value of projects related to new product development for traditional businesses and $1,163 million represents the estimated fair value of projects related to trait and technology development.

New product development for traditional businesses consists of Pioneer's seed research done through classical plant breeding

techniques. Each year, Pioneer maize researchers evaluate about 1 million new experimental corn hybrids. These hybrids enter into a four- to five-year testing cycle during which the hybrids are tested in a range of soil types, stresses and climate conditions. As the results of these tests become known, fewer and fewer hybrids are designated as candidates for further testing. The Pioneer research and development procedures classify these projects based on their stage of completion as follows:

Stage of Completion	Approximate Number of Hybrids	Probability of Technical & Commercial Success
First cross	1,000,000	0.01%
Second generation	210,000	0.02%
R1 – R2	10,000	0.50%
R3	250	20.00%
R4	160	30.00%
R5	50	95.00%

Each hybrid at each stage of completion is genetically unique. The probability of technical and commercial success in this table is the probability that an individual hybrid at a particular stage of completion will ultimately become a commercial product. These probabilities were developed based on Pioneer's extensive historical experience in developing new hybrids of corn. While stage of completion is indicative of how long it will take to develop hybrids in that stage, results can vary, with some hybrids taking less time and others taking longer. Based on these probabilities, it is projected that Pioneer will introduce, on average, approximately 50 new hybrids of corn each year for the next seven years as a result of these research and development projects. These projects represent approximately 73 percent of the estimated fair value of research and development projects related to new product development for traditional businesses.

After seven years, new hybrids will principally result from research and development projects that have not yet begun. These future projects are not included in the valuation of purchased in-process research and development.

Each year, Pioneer's soybean researchers test approximately 500,000 new experimental lines of soybeans. These experimental lines of soybeans undergo a testing and selection process similar to the one described for corn. Soybean projects are classified as to stage of completion using essentially the same classification system shown for corn. Probabilities of technical and commercial success were estimated for each stage of completion based on Pioneer's extensive historical experience. Soybean research and development projects represent approximately 15 percent of the estimated fair value of in-process research and development projects related to new product development for traditional businesses.

Research and development projects for alfalfa, sorghum, wheat, sunflowers, canola and microbial products make up the remaining approximately 12 percent of the estimated fair value of in-process research and development projects related to new product development for traditional businesses.

Research and development projects related to trait and technology development have as their objective the use of modern biotechnology to improve insect, disease and herbicide resistance in crops and to develop products that increase the value of commodity grains by modifying their protein, oil and carbohydrate components. At the date of acquisition, six in-process projects had progressed sufficiently to meet the criteria used by DuPont to identify projects qualifying as purchased in-process research and development. Key criteria in this identification process include the ability to reasonably estimate the future benefits if the project is successful, the cost to complete the project, the probable completion date, and the project's probability of technical and commercial success.

Approximately 53 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to develop resistance to a broad spectrum of lepidopteran insects, including European corn borer. At the date of acquisition, this project was expected to be completed in 2002 and the probability of technical and commercial success was estimated to be 85 percent. At December 31, 2001, this project is expected to be completed in 2003 and the probability of technical and commercial success is estimated to be 95 percent.

Approximately 20 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to impart resistance to molds and mycotoxins. At the date of acquisition, this project was expected to be completed in 2004 and the probability of technical and commercial success was estimated to be 80 percent. At December 31, 2001, this project is expected to be

completed in 2009 and the probability of technical and commercial success is estimated to be 40 percent.

Approximately 15 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to develop resistance to corn rootworm. At the date of acquisition, this project was expected to be completed in 2002 and the probability of technical and commercial success was estimated to be 65 percent. At December 31, 2001, this project is expected to be completed in 2004 and the probability of technical and commercial success is estimated to be 80 percent.

The remaining approximately 12 percent of the estimated fair value of research and development projects related to trait and technology development is represented by projects to develop sclerotinia resistance in oil seeds; nuclear male sterility in corn; and high oleic high oil corn. At the date of acquisition, these projects were expected to be completed in 2003, 2005 and 2004, respectively, and the probability of technical and commercial success was estimated to be 65 percent, 70 percent and 80 percent, respectively. At December 31, 2001, the research project to develop sclerotinia resistance in oil seeds expanded and is expected to be completed between 2005 and 2008, and the probability of technical and commercial success is estimated to be from 50 percent to 70 percent depending on the particular oil seed involved. The project to develop nuclear male sterility in corn is expected to be completed in 2006 and the probability of technical and commercial success is estimated to be 95 percent. The project to develop high oleic high oil corn was discontinued.

At the date of acquisition, the company expected to spend approximately $960 million through 2006 to complete these projects. Risk adjusted cash flows were discounted to present value using discount rates ranging from 12.25 percent to 13.75 percent, except for the high oleic high oil corn trait and technology project for which a 17 percent discount rate was used. These discount rates are somewhat higher than the 11.5 percent estimated weighted average cost of capital for Pioneer and are intended to compensate for projection risk and market uncertainty beyond that explicitly addressed in the cash flow projections. Future results of Pioneer may be significantly affected by government programs, weather and commodity prices.

PERFORMANCE COATINGS

In February 1999 the company purchased the global Herberts coatings business from Hoechst AG for $1,588 million cash and acquisition related costs of $10 million. The allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values, is as follows (dollars in millions):

Current assets	$720
Property, plant and equipment	526
Other assets	203
In-process research and development	64
Liabilities (including assumed debt of $113)	(690)
Total identifiable assets less liabilities	$823

The $775 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

At the date of the acquisition, the business had 29 research and development projects meeting the criteria for purchased in-process research and development. These projects were of two principal types (dollars in millions):

Project Type	Number of Projects	Fair Value
New product development	25	$51
New manufacturing processes	4	$13

Cash flows were discounted to present value using a 16 percent discount rate. This rate is higher than the estimated weighted average cost of capital for this business and reflects management's assessment of the risks of projections, volatility and market uncertainty. Other than reflecting the future benefits associated with planned cost reduction initiatives, the project cash flows do not anticipate any material changes from historical pricing, margins and expense levels.

Management estimates the probability of technical and commercial success for new product development projects ranges from 28 percent to 85 percent. These projects are expected to be completed by 2005.

Management estimates the probability of technical and commercial success for new manufacturing process projects ranges from 29 percent to 49 percent. These projects are expected to be completed by 2005.

The risk-adjusted cost to complete these 29 projects is estimated to total $24 million through 2005. As of December 31, 2001, eleven of the projects have achieved technical feasibility; five have been terminated and the remaining projects are still in process.

Financial Instruments

DERIVATIVES AND OTHER HEDGING INSTRUMENTS

Under procedures and controls established by the company's Financial Risk Management Framework, the company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to foreign currency, interest rate and commodity price risks. The counterparties to these contractual arrangements are major financial institutions and major petrochemical and petroleum companies. Although the company is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance.

FOREIGN CURRENCY RISK

The company's objective in managing exposure to foreign currency fluctuations is to reduce earnings and cash flow volatility associated with foreign currency rate changes. Accordingly, the company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency-denominated assets, liabilities, commitments and cash flows.

The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to the foreign currency-denominated monetary assets and liabilities of its operations. The primary business objective of this hedging program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

In 2001 the company implemented a new foreign currency revenue hedging program to reduce exposure to earnings and cash flow volatility related to changes in foreign currency exchange rates. Option and forward exchange contracts are used to hedge a portion of anticipated foreign currency revenues so that gains and losses on these contracts offset changes in the related foreign currency-denominated revenues.

In addition, from time to time, the company will enter into forward exchange contracts to establish with certainty the U.S. dollar amount of future firm commitments denominated in a foreign currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis taking into consideration the amount and duration of the exposure, market volatility and economic trends. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements and to place foreign currency deposits and marketable securities investments into currencies offering favorable returns.

In December 1998 the company entered into forward exchange contracts to purchase 3.1 billion German marks for $1.9 billion in conjunction with the signing of a definitive agreement to purchase the performance coatings business of Hoechst AG for 3.1 billion German marks. The business purpose of these contracts was to lock in the U.S. dollar functional currency cost of this acquisition and thereby prevent adverse movements in the dollar/mark exchange rate from causing the net U.S. dollar cash purchase price to exceed the negotiated fair value of the business. The use of hedge accounting for these contracts was precluded by accounting guidance. Changes in fair value of these contracts were included in income in the period the change occurred. The contracts expired in August 1999.

INTEREST RATE RISK

The company uses a combination of financial instruments, including interest rate swaps and structured medium-term financings, as part of its program to manage the interest rate mix of the total debt portfolio and related overall cost of borrowing.

Interest rate swaps involve the exchange of fixed for floating rate interest payments to effectively convert fixed rate debt into floating rate debt based on LIBOR or commercial paper rates. Interest rate swaps allow the company to maintain a target range of floating rate debt.

Structured medium-term financings consist of a structured medium-term note and a concurrently executed structured medium-term swap which, for any and all calculations of the note's interest and/or principal payments over the term of the

note, provide a fully hedged transaction such that the note is effectively converted to a U.S. dollar-denominated fixed or floating interest rate payment. Structured medium-term swaps allow the company to be fully hedged against fluctuations in exchange rates and interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

COMMODITY PRICE RISK

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases.

A portion of energy feedstock purchases is hedged to reduce price volatility using various risk management strategies. Hedged commodity purchases include natural gas, ethane and cyclohexane. In addition, certain sales of ethylene are also hedged.

Pioneer contracts with independent growers to produce finished seed inventory. Under these contracts, Pioneer compensates growers with bushel equivalents that are marketed to Pioneer for the market price of grain for a period of time following harvest. Pioneer uses derivative instruments such as commodity futures that have a high correlation to the underlying commodity to hedge the commodity price risk involved in compensating growers.

Additional details on these and other financial instruments are set forth in Note 30 to the financial statements.

VALUE AT RISK

A Value-at-Risk analysis provides a forward-looking perspective of the maximum potential loss in fair value for a defined period of time assuming normal market conditions and a given confidence level. The company believes this analysis provides a more meaningful view of its exposure to market risk factors versus the tabular presentation of notional amounts that has been provided in the past. The company's risk management portfolio consists of a variety of hedging instruments which provide protection from volatility in the areas of interest rates, foreign currency, agricultural commodities and energy feedstock commodities. The valuations and risk calculations for the analysis were conducted using our risk management portfolios as of December 31, 2001 and 2000. The analysis used a Monte Carlo simulation model that employed 3,000 market scenarios including all risk factors associated with the hedging instruments in the company's risk management portfolios. The calculations were conducted over a 20 business day period at a 95 percent confidence level.

The following table details the results of the Value-at-Risk analysis for each significant risk management portfolio at December 31, 2001 and 2000.

(Dollars in millions)	**2001**	2000
Interest rates	$(30)	$ (7)
Foreign currency	(20)	(29)
Agricultural commodities	(20)	(20)
Energy feedstock commodities	(14)	– *

** No energy feedstock commodity hedges were in place at the end of 2000.*

The table above represents the Value-at-Risk maximum potential pretax loss when each risk management portfolio is valued individually. The Value-at-Risk for the entire risk management portfolio is $(41) for 2001 and $(24) for 2000; these values reflect the diversification benefits and covariance correlation of the total portfolio. The model's results are only estimates and are not intended to forecast actual losses that may be incurred in future periods.

The company believes its risk management programs are highly effective, and therefore expects the potential loss in value for each risk management portfolio described above would be largely offset by changes in the value of the underlying exposures.

Environmental Matters

DuPont operates global manufacturing facilities, product-handling and distribution facilities that are subject to a broad array of environmental laws and regulations. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. In addition DuPont implements voluntary programs to reduce air emissions, eliminate the generation of hazardous waste, decrease the volume of wastewater discharges and increase the efficiency of energy use. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be so for the foreseeable future. Even though these costs may increase in the future, they are not expected to have a material impact on the company's competitive or financial position, liquidity or results of operations.

In 2001 DuPont spent about $103 million on environmental capital projects either required by law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $113 million in 2002. In the United States, significant capital expenditures are expected to be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA). Until all CAA regulatory requirements are established and known, considerable uncertainty will remain regarding future estimates for capital expenditures. Total CAA capital costs over the next two years are currently estimated to range from $10 million to $20 million.

The Environmental Protection Agency (EPA) challenged the U.S. chemical industry to voluntarily conduct screening level health and environmental effects testing on nearly 3,000 high production volume (HPV) chemicals or to make equivalent information publicly available. A HPV chemical is a chemical listed on the 1990 Inventory Update Rule with an annual U.S. cumulative production of 1 million pounds or more. The cost to DuPont of testing for HPV chemicals it makes is estimated to be $8 million to $10 million over the next four years; for the entire industry, the cost of testing is estimated to be $500 million.

Global climate change is being addressed by the Framework Convention on Climate Change adopted in 1992. The Kyoto Protocol, adopted in December 1997, is an effort to establish short-term actions under the Convention. With completion of technical rules in November 2001, it now appears likely that the Protocol will be ratified by enough countries to become operational. The United States is unlikely to ratify the Protocol. The Protocol would establish significant emission reduction targets for six gases considered to have global warming potential and would drive mandatory reductions in developed nations outside the United States. DuPont has a stake in a number of these gases – CO_2, N_2O, HFCs and PFCs – and has been reducing its emissions of these gases since 1991. While well ahead of the target/timetable contemplated by the Protocol on a global basis, the company faces prospects of country-specific restrictions where major reductions have not yet been achieved. DuPont is working to enable success of emissions trading mechanisms under the Protocol that could aid in satisfying such country-specific requirements. Emission reduction mandates within the United States are not expected in the near future, although the Administration has announced plans for voluntary programs and incentives.

Estimated pretax environmental expenses charged to current operations totaled about $550 million in both 2001 and 2000 compared with $560 million in 1999. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses in 2001 resulted from the operation of water pollution control facilities and solid waste management facilities for about $180 million and $150 million, respectively. About 77 percent of total annual expenses resulted from the operations in the United States.

REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third parties and are not discounted. Much of this liability results from the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws. These laws require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by the company that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 2001.

Remediation activities vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, as well as the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 2001, the company's balance sheet included an accrued liability of $385 million as compared with $408 million and $435 million at year-end

2000 and 1999, respectively. Approximately 77 percent of the company's environmental reserve at December 31, 2001, was attributable to RCRA and similar remediation liabilities, while 23 percent was attributable to CERCLA liabilities. During 2001, remediation accruals of $43 million were added to the reserve compared with $38 million in 2000 and $35 million in 1999.

REMEDIATION EXPENDITURES

RCRA extensively regulates and requires permits for the treatment, storage and disposal of hazardous waste. RCRA requires that permitted facilities undertake an assessment of environmental contamination at the facility. If conditions warrant, companies may be required to remediate contamination caused by prior operations. As contrasted by CERCLA, the costs of the RCRA corrective action program are typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA remediation activities may be required over the next two decades. Annual expenditures for the near term, however, are not expected to vary significantly from the range of such expenditures experienced in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $49 million in 2001, $53 million in 2000 and $43 million in 1999.

The company, from time to time, receives requests for information or notices of potential liability from the EPA and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. The company has also, on occasion, been engaged in cost recovery litigation initiated by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not company owned, but allegedly contain wastes attributable to the company's past operations. As of December 31, 2001, the company had been notified of potential liability under CERCLA or state law at 359 sites around the United States, with active remediation under way at 126 of those sites. In addition, the company has resolved its liability at 134 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at 11 new sites during 2001 compared with 13 similar notices in 2000 and 10 in 1999. In 2001, 10 sites were settled by the company. The company's expenditures associated with CERCLA and similar state remediation activities were approximately $17 million in 2001, $12 million in 2000 and $19 million in 1999.

For nearly all Superfund sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to the company versus that attributable to all other PRPs is relatively low. Other PRPs at sites where the company is a party typically have the financial strength to meet their obligations and, where they do not, or where PRPs cannot be located, the company's own share of liability has not materially increased. There are relatively few sites where the company is a major participant, and the cost to the company of remediation at those sites, and at all CERCLA sites in the aggregate, is not expected to have a material impact on the company's competitive or financial position, liquidity or results of operations.

Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $66 million in 2001, $65 million in 2000 and $62 million in 1999. Although future remediation expenditures in excess of current reserves are possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.

Forward-Looking Statements

This report contains forward-looking statements which may be identified by their use of words like "plans," "expects," "will," "anticipates," "intends," "projects," "estimates" or other words of similar meaning. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expenditures and financial results are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realized. In addition to the factors discussed in this

report, the following are some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements:

- The company operates in approximately 75 countries worldwide. The company derives about half of its revenues from sales inside the United States and about half from sales outside the United States. Therefore, governmental and quasi-governmental activities, including changes in the laws or policies of any country in which the company operates, could affect the company's business and profitability in that country. Also the company's business and profitability in a particular country could be affected by political or economic repercussions on a domestic, country specific or global level from terrorist activities and the response to such activities. In addition, economic factors (including a decline in U.S. or European sales from slowing economic growth in those regions, inflation or fluctuations in interest and foreign currency exchange rates) and competitive factors (such as greater price competition or expiration of patent protection) in those countries could affect the company's revenues, expenses and results of operations.

- The company's ability to grow earnings will be affected by increases in the cost of raw materials, particularly oil, natural gas and products derived from oil and natural gas. The company may not be able to fully offset the effects of higher raw material costs through price increases or productivity improvements.

- The company's growth objectives are largely dependent on its ability to renew its pipeline of new products and to bring those products to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete research and development; obtain relevant regulatory approvals; obtain adequate intellectual property protection; or gain market acceptance of the new products.

- As part of its strategy for growth, the company has made and may continue to make acquisitions and divestitures and form strategic alliances. There can be no assurance that these will be completed or beneficial to the company.

- To a significant degree, results in the company's Agriculture & Nutrition segment reflect changes in agricultural conditions, including weather and government programs. These results also reflect the seasonality of sales of agricultural products; highest sales in the United States occur in the first half of the year. In addition, demand for products produced in these segments may be affected by market acceptance of genetically enhanced products.

- The company has undertaken and may continue to undertake productivity initiatives, including organizational restructurings and Six Sigma productivity improvement projects, to improve performance and generate cost savings. There can be no assurance that these will be completed or beneficial to the company. Also there can be no assurance that any estimated cost savings from such activities will be realized.

- The company's facilities are subject to a broad array of environmental laws and regulations. The costs of complying with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. The company's accruals for such costs and liabilities may not be adequate since the estimates on which the accruals are based depend on a number of factors including the nature of the allegation, the complexity of the site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties (PRPs) at multiparty sites, and the number and financial viability of other PRPs.

- The company's results of operations could be affected by significant litigation adverse to the company including product liability claims, patent infringement claims and antitrust claims.

The foregoing list of important factors is not inclusive, or necessarily in order of importance.

Responsibility for Financial Reporting

Management is responsible for the consolidated financial statements and the other financial information contained in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles considered by management to present fairly the company's financial position, results of operations and cash flows. The financial statements include some amounts that are based on management's best estimates and judgments.

The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal controls at December 31, 2001, meets the objectives noted above.

The financial statements have been audited by the company's independent accountants, PricewaterhouseCoopers LLP. The purpose of their audit is to independently affirm the fairness of management's reporting of financial position, results of operations and cash flows. To express the opinion set forth in their report, they study and evaluate the internal controls to the extent they deem necessary. Their report is shown on this page. The adequacy of the company's internal controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Directors. This committee also has responsibility for employing the independent accountants, subject to stockholder ratification. No member of this committee may be an officer or employee of the company or any subsidiary or affiliated company. The independent accountants and the internal auditors have direct access to the Audit Committee, and they meet with the committee from time to time, with and without management present, to discuss accounting, auditing and financial reporting matters.

Charles O. Holliday, Jr.
Chairman of the Board
and Chief Executive Officer

Gary M. Pfeiffer
Senior Vice President
and Chief Financial Officer

February 15, 2002

Report of Independent Accountants

To the Stockholders and the Board of Directors of
E. I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages 43-75 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103

February 15, 2002

E. I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Income Statement

(Dollars in millions, except per share)

	2001	2000	1999
Sales	$24,726	$28,268	$26,918
Other income (Note 2)	644	934	974
Total	25,370	29,202	27,892
Cost of goods sold and other operating charges (Note 3)	16,727	18,207	16,991
Selling, general and administrative expenses	2,925	3,041	2,595
Depreciation	1,320	1,415	1,444
Amortization of goodwill and other intangible assets	434	445	246
Research and development expense	1,588	1,776	1,617
Interest expense (Note 4)	590	810	535
Purchased in-process research and development (Note 5)	–	(11)	2,250
Employee separation costs and write-down of assets (Note 6)	1,078	101	524
Gain on sale of DuPont Pharmaceuticals (Note 7)	(6,136)	–	–
Gain on issuance of stock by affiliates – nonoperating (Note 8)	–	(29)	–
Total	18,526	25,755	26,202
Income from continuing operations before income taxes and minority interests	6,844	3,447	1,690
Provision for income taxes (Note 9)	2,467	1,072	1,410
Minority interests in earnings of consolidated subsidiaries	49	61	61
Income from continuing operations	4,328	2,314	219
Discontinued operations (Note 10)			
Gain on disposal of discontinued business, net of taxes	–	–	7,471
Income before cumulative effect of a change in accounting principle	4,328	2,314	7,690
Cumulative effect of a change in accounting principle, net of taxes (Note 11)	11	–	–
Net income	$ 4,339	$ 2,314	$ 7,690
Basic earnings per share of common stock (Note 12)			
Continuing operations before cumulative effect of a change in accounting principle	$ 4.17	$ 2.21	$ .19
Discontinued operations	–	–	6.89
Before cumulative effect of a change in accounting principle	4.17	2.21	7.08
Cumulative effect of a change in accounting principle	.01	–	–
Net income	$ 4.18	$ 2.21	$ 7.08
Diluted earnings per share of common stock (Note 12)			
Continuing operations before cumulative effect of a change in accounting principle	$ 4.15	$ 2.19	$ .19
Discontinued operations	–	–	6.80
Before cumulative effect of a change in accounting principle	4.15	2.19	6.99
Cumulative effect of a change in accounting principle	.01	–	–
Net income	$ 4.16	$ 2.19	$ 6.99

See pages 47-75 for Notes to Financial Statements.

E. I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Balance Sheet

(Dollars in millions, except per share)

December 31	**2001**	2000
Assets		
Current assets		
Cash and cash equivalents	$ 5,763	$ 1,540
Marketable debt securities	85	77
Accounts and notes receivable (Note 13)	3,903	4,552
Inventories (Note 14)	4,215	4,658
Prepaid expenses	217	228
Deferred income taxes (Note 9)	618	601
Total current assets	14,801	11,656
Property, plant and equipment (Note 15)	33,778	34,650
Less: Accumulated depreciation	20,491	20,468
Net property, plant and equipment	13,287	14,182
Goodwill and other intangible assets (Note 16)	6,897	8,365
Investment in affiliates (Note 17)	2,045	2,206
Other assets (Notes 9 and 18)	3,289	3,017
Total	$40,319	$39,426
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable (Note 19)	$ 2,219	$ 2,731
Short-term borrowings and capital lease obligations (Note 20)	1,464	3,247
Income taxes (Note 9)	1,295	250
Other accrued liabilities (Note 21)	3,089	3,027
Total current liabilities	8,067	9,255
Long-term borrowings and capital lease obligations (Note 22)	5,350	6,658
Other liabilities (Note 23)	7,336	7,729
Deferred income taxes (Note 9)	2,690	2,105
Total liabilities	23,443	25,747
Minority interests (Note 24)	2,424	380
Commitments and contingent liabilities (Note 25)		
Stockholders' equity (next page)		
Preferred stock, without par value – cumulative; 23,000,000 shares authorized; issued at December 31:		
$4.50 Series – 1,672,594 shares (callable at $120)	167	167
$3.50 Series – 700,000 shares (callable at $102)	70	70
Common stock, $.30 par value; 1,800,000,000 shares authorized;		
Issued at December 31, 2001 – 1,088,994,789; 2000 – 1,129,973,354	327	339
Additional paid-in capital	7,371	7,659
Reinvested earnings	13,517	12,153
Accumulated other comprehensive income (loss)	(273)	(188)
Common stock held in trust for unearned employee compensation and benefits (Flexitrust), at market		
(Shares: December 31, 2001 – 0; 2000 – 3,601,199)	–	(174)
Common stock held in treasury, at cost		
(Shares: December 31, 2001 – 87,041,427; 2000 – 87,041,427)	(6,727)	(6,727)
Total stockholders' equity	14,452	13,299
Total	$40,319	$39,426

See pages 47-75 for Notes to Financial Statements.

E. I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Statement of Stockholders' Equity (Notes 26 and 27)

(Dollars in millions, except per share)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Reinvested Earnings	Accumulated Other Comprehensive Income (Loss)	Flexitrust	Treasury Stock	Total Stockholders' Equity	Total Comprehensive Income
1999									
Balance January 1, 1999	$ 237	$ 342	$ 7,854	$ 6,705	$ (432)	$ (752)	$ –	$13,954	
Net income				7,690					$ 7,690
Cumulative translation adjustment					172				172
Minimum pension liability					76				76
Net unrealized gain on securities					51				51
Total comprehensive income									$ 7,989
Common dividends ($1.40 per share)				(1,501)					
Preferred dividends				(10)					
Treasury stock									
Acquisition							(12,095)		
Businesses acquired			(5)	(1,147)			5,324		
Retirement			(6)	(38)			44		
Common stock issued									
Flexitrust			(220)			427			
Compensation plans			159						
Adjustments to market value			159			(159)			
Balance December 31, 1999	$ 237	$ 342	$ 7,941	$11,699	$ (133)	$ (484)	$ (6,727)	$12,875	
2000									
Net income				2,314					$ 2,314
Cumulative translation adjustment					(38)				(38)
Minimum pension liability					4				4
Net unrealized (loss) on securities					(21)				(21)
Total comprehensive income									$ 2,259
Common dividends ($1.40 per share)				(1,455)					
Preferred dividends				(10)					
Treasury stock									
Acquisition							(462)		
Retirement		(3)	(64)	(395)			462		
Common stock issued									
Flexitrust			(96)			204			
Compensation plans			(16)						
Adjustments to market value			(106)			106			
Balance December 31, 2000	$ 237	$ 339	$ 7,659	$12,153	$ (188)	$ (174)	$ (6,727)	$13,299	
2001									
Net income				4,339					$ 4,339
Cumulative translation adjustment					(19)				(19)
Cumulative effect of a change in accounting principle					6				6
Net revaluation and clearance of cash flow hedges to earnings					(32)				(32)
Minimum pension liability					(16)				(16)
Net unrealized (loss) on securities					(24)				(24)
Total comprehensive income									$ 4,254
Common dividends ($1.40 per share)				(1,450)					
Preferred dividends				(10)					
Treasury stock									
Acquisition							1,818		
Retirement		(12)	(291)	(1,515)			(1,818)		
Common stock issued									
Flexitrust			(47)			165			
Compensation plans			59						
Adjustments to market value			(9)			9			
Balance December 31, 2001	$ 237	$ 327	$ 7,371	$13,517	$ (273)	$ –	$ (6,727)	$14,452	

See pages 47-75 for Notes to Financial Statements.

Consolidated Statement of Cash Flows

(Dollars in millions)

	2001	2000	1999
Cash provided by continuing operations			
Net income	$4,339	$2,314	$7,690
Adjustments to reconcile net income to cash provided by continuing operations:			
Net income from discontinued operations	–	–	(7,471)
Cumulative effect of a change in accounting principle (Note 11)	(11)	–	–
Depreciation	1,320	1,415	1,444
Amortization of goodwill and other intangible assets	434	445	246
Purchased in-process research and development (Note 5)	–	(11)	2,250
Gain on sale of DuPont Pharmaceuticals (Note 7)	(6,136)	–	–
Other noncash charges and credits – net	965	899	443
Decrease (increase) in operating assets:			
Accounts and notes receivable	435	379	(21)
Inventories and other operating assets	(362)	(727)	(384)
Increase (decrease) in operating liabilities:			
Accounts payable and other operating liabilities	(634)	87	185
Accrued interest and income taxes (Notes 4 and 9)	2,069	269	458
Cash provided by continuing operations	2,419	5,070	4,840
Investment activities of continuing operations (Note 28)			
Purchases of property, plant and equipment	(1,494)	(1,925)	(2,055)
Investments in affiliates	(140)	(97)	(48)
Payments for businesses (net of cash acquired)	(78)	(46)	(5,073)
Proceeds from sales of assets	253	703	609
Net proceeds from sale of DuPont Pharmaceuticals (Note 7)	7,798	–	–
Net decrease (increase) in short-term financial instruments	(2)	25	(258)
Miscellaneous – net	(117)	96	14
Cash provided by (used for) investment activities of continuing operations	6,220	(1,244)	(6,811)
Financing activities			
Dividends paid to stockholders	(1,460)	(1,465)	(1,511)
Net (decrease) in short-term borrowings	(1,588)	(95)	(3,244)
Long-term and other borrowings:			
Receipts	904	4,996	8,420
Payments	(2,214)	(6,574)	(5,612)
Acquisition of treasury stock (Note 26)	(1,818)	(462)	(690)
Proceeds from exercise of stock options	153	63	168
Increase in minority interests (Note 24)	1,980	–	105
Cash provided by (used for) financing activities	(4,043)	(3,537)	(2,364)
Net cash flow from discontinued operations*	(110)	–	4,475
Effect of exchange rate changes on cash	(263)	(215)	(108)
Increase in cash and cash equivalents	$4,223	$ 74	$ 32
Cash and cash equivalents at beginning of year	1,540	1,466	1,434
Cash and cash equivalents at end of year	$5,763	$1,540	$1,466

* *Includes payments of direct expenses related to the Conoco divestiture.*

See pages 47-75 for Notes to Financial Statements.

(Dollars in millions, except per share)

1. Summary of Significant Accounting Policies

DuPont follows generally accepted accounting principles. The significant accounting policies described below, together with the other notes that follow, are an integral part of the consolidated financial statements.

New Accounting Standards

In 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The company will adopt SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized. In addition, an initial (and annually thereafter) impairment test of these assets must be performed. In the initial test, if there is impairment, an adjustment must be recorded in Net Income as a Cumulative Effect of a Change in Accounting Principle (Net of Tax). Impairment losses after the initial adoption impairment test will be recorded as part of Income from Continuing Operations.

In addition, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company will adopt SFAS No. 143 on January 1, 2003. The provisions of SFAS No. 143 require companies to record an asset and related liability for the costs associated with the retirement of a long-lived tangible asset if a legal liability to retire the asset exists.

The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The company will adopt SFAS No. 144 on January 1, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 for the disposal of a segment of business. SFAS No. 144 retains the basic principles of SFAS No. 121 for long-lived assets to be disposed of by sale or held and used and broadens discontinued operations presentation to include a component of an entity that is held for sale or that has been disposed of.

Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries in which DuPont ownership is less than 100 percent, the outside stockholders' interests are shown as Minority Interests. Investments in affiliates over which the company has significant influence but not a controlling interest are carried on the equity basis. Investments in affiliates over which the company does not have significant influence are accounted for by the cost method.

Revenue Recognition

The company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectibility is probable, and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on the company's experience. The company accounts for sales incentives as a reduction in revenue at the time revenue is recorded. Royalty income is recognized in accordance with agreed upon terms, when the amount is determinable and collectibility is probable.

Affiliate and Subsidiary Stock Transactions

Gains or losses arising from issuances by an affiliate or a subsidiary of its own stock are recorded as nonoperating items.

Cash and Cash Equivalents

Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value because of the short-term maturity of these instruments.

Investments in Securities

Marketable Debt Securities represent investments in fixed and floating rate financial instruments with maturities of twelve months or less from time of purchase. They are classified as held-to-maturity and recorded at amortized cost.

Other Assets includes Long-Term Investments in Securities which comprises marketable equity securities and other securities and investments for which market values are not readily available. Marketable equity securities are classified as available-for-sale and reported at fair value. Fair value is based on quoted market prices as of the end of the reporting period. Unrealized gains and losses are reported, net of their related tax effects, as a component of Accumulated Other Comprehensive Income (Loss) in stockholders' equity until sold. At the time of sale, any gains or losses calculated by the specific identification method are

recognized in Other Income. Losses are also recognized in income when a decline in market value is deemed to be other than temporary. Other securities and investments for which market values are not readily available are carried at cost. See Note 18.

Inventories

Except for Pioneer inventories, substantially all inventories are valued at cost as determined by the last-in, first-out (LIFO) method; in the aggregate, such valuations are not in excess of market. For Pioneer, inventories are valued at the lower of cost as determined by the first-in, first-out (FIFO) method or market.

Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower; cost is generally determined by the average cost method.

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and is depreciated using the straight-line method. PP&E placed in service prior to 1995 is depreciated under the sum-of-the-years' digits method or other substantially similar methods. Substantially all equipment and buildings are depreciated over useful lives ranging from 15 to 25 years. Capitalizable costs associated with computer software for internal use are amortized on a straight-line basis over 5 to 7 years. When assets are surrendered, retired, sold or otherwise disposed of, their gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.

Maintenance and repairs are charged to operations; replacements and improvements are capitalized. In situations where maintenance activities are planned at manufacturing facilities, the company accrues in advance the costs expected to be incurred. Historically, the company's accruals for maintenance activities have not been significant.

Goodwill and Other Intangible Assets

Goodwill is amortized over periods up to 40 years using the straight-line method. Identifiable intangible assets such as purchased technology, patents and trademarks are amortized using the straight-line method over their estimated useful lives, generally for periods ranging from 5 to 40 years. The company continually evaluates the reasonableness of the useful lives of these assets.

Impairment of Long-Lived Assets

The company evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the projected cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for disposal costs.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property or reduce or prevent contamination from future operations, in which case they are capitalized.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be permanently invested. Investment tax credits or grants are accounted for in the period earned (the flow-through method).

Foreign Currency Translation

The U.S. dollar is the functional currency of most of the company's worldwide continuing operations. For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, and intangible assets, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end-of-period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of Accumulated Other Comprehensive Income (Loss) in stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Hedging and Trading Activities

On January 1, 2001, DuPont adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The new standard requires that all derivative instruments be reported on the balance sheet at their fair values. For derivative instruments designated as fair value hedges, changes in the fair values of the derivative instruments will generally be offset on the income statement by changes in the fair value of the hedged items. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in Accumulated Other Comprehensive Income (Loss) until it is cleared to earnings during the same period in which the hedged item affects earnings. The ineffective portion of all hedges is recognized in current period earnings. Changes in the fair values of derivative instruments that are not designated as hedges are recorded in current period earnings.

The company routinely uses forward exchange contracts to hedge its net exposure, by currency, related to monetary assets and liabilities denominated in currencies other than the functional currency. Exchange gains and losses associated with these contracts are included in income in the period in which they occur and substantially offset the exchange gains and losses arising from remeasurement as described above. As a result, net exchange gains and losses are not expected to be material in amount.

Option and forward exchange contracts are routinely used to offset a portion of the company's exposure to foreign currency-denominated revenues. These hedges qualify as cash flow hedges under SFAS No. 133 which requires that the effective portion of gains and losses on the contracts be deferred in Accumulated Other Comprehensive Income (Loss) and later reclassified into earnings during the same period in which the related exposure impacts earnings.

The company selectively enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to functional currency-denominated transactions.

The company enters into interest rate swap agreements as part of its program to manage the fixed and floating interest rate mix of its total debt portfolio and related overall cost of borrowing. The differential to be paid or received is accrued as interest rates change and is recognized in earnings over the life of the agreements. All of the company's interest rate swaps qualify for the shortcut method of hedge accounting under SFAS No. 133, thus there is no ineffectiveness reported in earnings related to these hedges.

The company enters into commodity futures, forward, option and swap contracts to hedge its exposure to price fluctuations for certain raw material purchases, and sales of product dependent upon key commodity ingredients. These hedges are highly effective and are accounted for as cash flow hedges under SFAS No. 133.

(Dollars in millions, except per share)

Pioneer contracts with independent growers to produce finished seed inventory. Under these contracts, Pioneer compensates growers with bushel equivalents that are marketed to Pioneer for the market price of grain for a period of time following harvest. Pioneer uses derivative instruments such as commodity futures that have a high correlation to the underlying commodity to hedge the commodity price risk involved in compensating growers. These hedges are accounted for as cash flow hedges under SFAS No. 133.

In the event that a derivative designated as a hedge of a firm commitment or anticipated transaction is terminated prior to the maturation of the hedged transaction, gains or losses realized at termination are deferred and included in the measurement of the hedged transaction. If a hedged transaction matures, or is sold, extinguished or terminated prior to the maturity of a derivative designated as a hedge of such transaction, gains or losses associated with the derivative through the date the transaction matured are included in the measurement of the hedged transaction and the derivative is reclassified as for trading purposes. Derivatives designated as a hedge of an anticipated transaction are reclassified as for trading purposes if the anticipated transaction is no longer likely to occur.

In the Consolidated Statement of Cash Flows, the company reports the cash flows resulting from its hedging activities in the same category as the related item that is being hedged.

Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 2001 classifications.

2. Other Income

	2001	2000	1999
Royalty income	$380	$349	$289
Interest income, net of miscellaneous interest expense	146	168	185 [1]
Equity in earnings (losses) of affiliates (see Note 17)	(43)	289	135
Gains (losses) on sales of assets	47 [2]	394 [3]	16 [4]
Miscellaneous income and expenses – net	114	(266) [5]	349 [6]
	$644	$934	$974

1 *Includes a $80 benefit related to recalculation of interest on federal tax refunds and liabilities.*

2 *Includes a $52 gain from the company's sale of a portion of its interest in DuPont Photomasks, Inc.*

3 *Includes gains of $176 resulting from the sale by Pioneer of certain investment securities and $94 associated with the company's sale of a portion of its interest in DuPont Photomasks, Inc.*

4 *Includes a $55 loss on formation of the DuPont Teijin Films™ joint venture.*

5 *Includes a $342 noncash charge associated with writing down the company's investment in WebMD to estimated fair market value in recognition that such decline is other than temporary and writing off warrants returned to WebMD in connection with terminating the company's 1999 health care collaboration agreement.*

6 *Includes a $336 noncash gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD, and a $131 exchange loss on forward exchange contracts purchased in 1998 to lock in the U.S. dollar cost of the acquisition of Herberts.*

3. Cost of Goods Sold and Other Operating Charges

In accordance with purchase accounting rules, Pioneer inventories which were acquired on October 1, 1999, were recorded at estimated fair value. The increase in inventory values above Pioneer's pre-acquisition historical cost was, under the FIFO method, recorded in cost of goods sold as the inventory on hand at the acquisition date was sold. This inventory step-up resulted in noncash charges to cost of goods sold of $140 and $609 in 2001 and 2000, respectively.

4. Interest Expense

	2001	2000	1999
Interest incurred	$652	$879	$642
Less: Interest capitalized	62	69	107
	$590	$810	$535

Interest paid (net of amounts capitalized) was $641 in 2001, $823 in 2000 and $471 in 1999.

(Dollars in millions, except per share)

5. Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

In 2000 a credit of $11 was recorded to revise the preliminary allocation for the company's purchase of the remaining 80 percent interest in Pioneer upon revisions of preliminary purchase price allocations.

In 1999 estimated charges of $2,186 and $64 were recorded in conjunction with the purchase of the remaining 80 percent interest in Pioneer and the purchase of the Herberts coatings business, respectively, based on preliminary allocations of purchase price. See Note 28.

6. Employee Separation Costs and Write-down of Assets

2001 Activities

During 2001 the company recorded a net charge of $1,078. Charges of $1,087 are discussed below under 2001 activities; these charges were partially offset by a benefit of $9 to reflect changes in estimates related to restructuring initiatives discussed below under the respective prior years' activities.

Restructuring programs were instituted in 2001 to further align resources consistent with the specific missions of the individual businesses thereby improving competitiveness, accelerating progress toward sustainable growth and addressing weakening economic conditions, particularly in the United States. In addition, write-downs were recorded in the company's Polyester and Agriculture & Nutrition segments. Charges related to these activities totaling $1,087 reduced segment earnings as follows: Agriculture & Nutrition – $154; Nylon – $209; Performance Coatings & Polymers – $84; Pigments & Chemicals – $47; Polyester – $441; Specialty Fibers – $45; Specialty Polymers – $49; and Other – $58.

These charges included $432 related to termination payments for approximately 5,500 employees involved in technical, manufacturing, marketing and administrative activities. Charges have been reduced by estimated reimbursements pursuant to a manufacturing alliance with a third party. These charges reduced segment earnings as follows: Agriculture & Nutrition – $64; Nylon – $81; Performance Coatings & Polymers – $56; Pigments & Chemicals – $27; Polyester – $52; Specialty Fibers – $45; Specialty Polymers – $49; and Other – $58. Termination benefits were communicated to employees prior to June 30, 2001, and such benefits may be settled over time or at the time of termination. At December 31, 2001, approximately $217 had been settled and charged against the related liability; this includes payments of about $95 from the company's pension trust fund. Approximately 4,700 employees had been terminated as of December 31, 2001, and the remaining employee terminations will be completed during 2002.

The charge also included $293 related to the write-down of operating facilities that were shut down principally due to transferring production to more cost competitive facilities. The charge covers the net book value of the facilities of $214 and the estimated dismantlement and removal costs less proceeds from the sale of equipment and scrap and reimbursements from third parties of $79. The largest component relates to the shutdown of Nylon manufacturing facilities in Argentina; Germany; Camden, South Carolina; Chattanooga, Tennessee; and Seaford, Delaware, of $128. An additional $119 relates to the shutdown of Polyester manufacturing facilities in Wilmington and Kinston, North Carolina, and Circleville, Ohio. Other charges of $46 are principally related to the shutdown of operating facilities in the Agriculture & Nutrition and Pigments & Chemicals segments. At December 31, 2001, approximately $19 had been settled and charged against the liability for dismantlement and removal and these activities will be essentially completed in 2002. The effect of these shutdowns on operating results was not material.

In connection with the final integration of the Herberts acquisition by DuPont Performance Coatings, a charge of $20 relates to the cancellation of contractual agreements. About $9 had been settled and charged against this liability at

(Dollars in millions, except per share)

December 31, 2001. Termination of services under these contractual agreements will be completed in 2002. The effect of these contract terminations on operating results was not material.

An additional charge of $342 relates to the write-down of assets to their net realizable value. A charge of $270 was recorded in the Polyester segment in connection with the company's announcement that it had reached a definitive agreement to sell its U.S. polymer grade TPA (terephthalic acid) and Melinar® PET container resins businesses along with their associated manufacturing assets in Wilmington and Fayetteville, North Carolina, and Charleston, South Carolina, and to exit a polyester staple fiber joint venture. The transaction closed in July 2001. This reflects a continuation of the company's previously announced strategy to reshape its polyester investment. In addition the company recorded charges totaling $72 to write down intangible assets in the Agriculture & Nutrition segment. A charge of $30 was recorded pursuant to a sale of intellectual property that closed in July 2001. The company had previously established an intangible asset in connection with acquired patents principally related to wheat-based food ingredients. Due to significantly lower than expected opportunities in the specialty food ingredient market, the company has exited this market segment. An additional charge of $42 was recorded to write down an intangible asset due to a deteriorating market outlook that resulted in discontinuing development efforts for high oil corn products using the TOPCROSS® system. As a result, an impairment charge was recorded to write down the intangible asset to its estimated fair value based on the present value of future cash flows.

Account balances and activity for the 2001 programs are summarized below:

	Write-down of Assets	Employee Separation Costs	Other Exit Costs	Total
Charges to income in 2001	$ 556	$ 432	$ 99	$1,087
Changes to accounts				
Asset impairments	(342)			(342)
Employee separation settlements		(217)		(217)
Facility shutdowns	(214)			(214)
Other expenditures			(28)	(28)
Balance at December 31, 2001	$ –	$ 215	$ 71	$ 286

2000 Activities

During 2000 the company recorded a net charge of $101. Charges totaling $124 relate to restructuring activities in the following segments: Performance Coatings & Polymers – $96; and Pigments & Chemicals – $28. In 2000 these charges were partially offset by a benefit of $20 to reflect changes in estimates related to restructuring initiatives and $3 to reflect higher than expected proceeds from the sale of assets as discussed below under the respective prior years' activities.

Performance Coatings & Polymers

A restructuring program (Phase II) was instituted to continue the consolidation of business assets and to eliminate redundancies as a result of the acquisition of Herberts in 1999 by DuPont Performance Coatings. Charges resulting from these activities totaled $96. The charges included $71 related to termination payments to be settled over time for about 1,000 employees involved in technical, manufacturing, marketing and administrative activities. As of June 30, 2001, essentially all employees had been terminated. At December 31, 2001, about $64 had been settled and charged against the related liabilities. Charges of $13 related to the write-down of operating facilities in Germany and the United States that were shut down in the second quarter. The remaining charge of $12 relates to the cancellation of contractual agreements. A net benefit of $2 was recorded in 2001 to reflect lower costs associated with contract cancellations. At December 31, 2001, about $10 had been settled and charged against the related liability, thereby completing these activities.

Pigments & Chemicals

A restructuring program was instituted in the third quarter to address poor economic and intensely competitive market conditions for the DuPont Chemical Solutions Enterprise. Charges resulting from this restructuring totaled $28. This charge included $24 related to the write-down of operating facilities at the New Jersey Chambers Works site that were shut down in the third quarter. The charge covers the net book value of the facilities of $15 and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap of $9. The effect of this shutdown on operating results was not material. At December 31, 2001, about $9 had been settled and charged against the liability for

(Dollars in millions, except per share)

dismantlement and removal, thereby completing these activities. The remaining restructuring charge of $4 relates to employee termination payments to be settled over time for approximately 65 employees involved in manufacturing and technical activities. As of March 31, 2001, essentially all employees had been terminated, and at December 31, 2001, about $4 in employee termination payments had been settled and charged against the related liability, thereby completing the program.

Account balances and activity for the 2000 restructuring programs are summarized below:

	Write-down of Assets	Employee Separation Costs	Other Exit Costs	Total
Charges to income in 2000	$ 28	$ 75	$ 21	$124
Changes to accounts				
Employee separation settlements		(27)		(27)
Facility shutdowns	(28)			(28)
Other expenditures			(5)	(5)
Balance at December 31, 2000	$ –	$ 48	$ 16	$ 64
Changes to accounts				
Credits to income in 2001			(2)	(2)
Employee separation settlements		(41)		(41)
Other expenditures			(14)	(14)
Balance at December 31, 2001	$ –	$ 7	$ –	$ 7

1999 Activities

During 1999 the company recorded a net charge of $524. Charges totaling $604 relate to restructuring and asset write-downs in the following segments: Agriculture & Nutrition – $169; Nylon – $375; and Polyester – $60. These charges were partly offset by a net benefit of $80 to reflect changes in estimates related to restructuring and divestiture initiatives as discussed below under Other Activities.

Agriculture & Nutrition

A restructuring program was instituted to address poor economic and intensely competitive market conditions for Crop Protection. Charges resulting from these restructuring activities totaled $124. This charge included $45 related to employee termination payments to be settled over time for approximately 800 employees involved in technical, manufacturing, marketing and administrative activities. A net benefit of $2 was recorded in 2000 and an additional net benefit of $4 was recorded in 2001 to reflect lower costs associated with employees who accepted other work assignments partially offset by higher costs associated with terminating employees. At December 31, 2001, approximately $39 had been settled and charged against the related liability, thereby completing this program. At December 31, 2000, approximately 730 employees had been terminated and the remaining employees have accepted other work assignments within the company. The remaining restructuring charge of $79 principally related to the write-down of operating facilities that were shut down in 1999 at Belle, West Virginia; Chambers Works, New Jersey; LaPorte, Texas; Mobile, Alabama; Japan; and Puerto Rico. The effect of these shutdowns on operating results was not material. The charge covers the net book value of the facilities of $64 and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap of $15. In 2000 a net benefit of $3 was recorded due to higher than expected sale proceeds. In addition a net benefit of $6 was recorded in 2000 and a net benefit of $1 was recorded in 2001 to reflect lower costs associated with dismantlement and removal. At December 31, 2001, approximately $8 in dismantlement and removal costs had been paid, thereby completing these activities.

An impairment charge of $45 was also recorded to write off an intangible asset. The company had previously established an intangible asset related to the acquisition of exclusive rights to market a product under a long-term contract that included the purchase of stipulated minimum quantities. Due to significantly lower than expected sales, the company notified the supplier that it would not purchase the minimum quantity and therefore would forego the right to exclusively market the product.

Nylon

Charges included an impairment of $252 for the write-down of a manufacturing facility in Singapore that continues to operate. Nylon constructed a manufacturing plant designed to produce 250 million pounds of adipic acid annually. The company had made substantial efforts to resolve operational and technical

(Dollars in millions, except per share)

problems that have plagued this facility. Despite these efforts, the plant continued to operate at significantly less than its design capacity. As a result, an impairment charge was recorded to write down the plant to its estimated fair value based on the present value of future cash flows.

The company also announced its intent to withdraw from certain nylon ventures in the Asia Pacific region after it became apparent that these operations would not become profitable due to unfavorable market conditions. In connection with exiting the company's majority-owned subsidiary in India, a charge of $61 was recorded to write down assets to estimated net realizable value pursuant to a sales agreement. The charge principally covers the net assets being sold and a contractual obligation associated with exiting this business. In 1999 definitive agreements were signed under which a third party would acquire the company's ownership interest and certain related manufacturing equipment. Subsequently, the company operated the facility in trust for the buyer until the sale was completed in 2000. In 2001 the company reflected a benefit of $2 due to higher than expected proceeds from the sales agreement. In addition, the company recorded a charge of $34 associated with its decision to withdraw from a joint venture in China due to depressed market conditions. The charge covers the write-off of the company's investment in this joint venture.

The company also recorded a charge of $28 associated with restructuring activities in Europe to modernize and consolidate sites. This included employee termination payments to be settled over time of $15 to about 120 employees involved principally in manufacturing activities at several locations. A charge of $2 was recorded in 2000 to reflect higher costs associated with terminating employees. As of December 31, 2000, essentially all employees had been terminated and approximately $16 had been settled and charged against the related liability. Also included was a charge of $13 to write off a manufacturing facility in Germany that was shut down in 1999. The effect on operating results of this shutdown was not material.

Polyester

A restructuring program was instituted to address poor economic and intensely competitive market conditions. Charges of $60 relate to employee separation costs to be settled over time for about 850 employees primarily engaged in manufacturing. Approximately 800 employees have been terminated and the remaining employees have accepted other work assignments within the company, thereby completing this program. A net benefit of $2 was recorded in 2000 to reflect lower costs associated with employees who accepted other work assignments partially offset by higher costs associated with terminating employees. At December 31, 2001, about $56 in benefits had been charged against the related liability.

Account balances and activity for the 1999 restructuring programs are summarized below:

	Write-down of Assets	Employee Separation Costs	Other Exit Costs	Total
Charges to income in 1999	$469	$120	$ 15	$604
Changes to accounts				
Asset impairments	(358)			(358)
Employee separation settlements		(47)		(47)
Facility shutdowns	(77)			(77)
Withdrawal from joint venture	(34)			(34)
Balance at December 31, 1999	$ –	$ 73	$ 15	$ 88
Changes to accounts				
Credits to income in 2000		(2)	(6)	(8)
Employee separation settlements		(53)		(53)
Other expenditures			(5)	(5)
Balance at December 31, 2000	$ –	$ 18	$ 4	$ 22
Changes to accounts				
Credits to income in 2001		(4)	(1)	(5)
Employee separation settlements		(11)		(11)
Other expenditures			(3)	(3)
Balance at December 31, 2001	$ –	$ 3	$ –	$ 3

(Dollars in millions, except per share)

Other Activities

During 1998 the company implemented activities involving employee terminations and write-down of assets principally related to company-wide productivity improvement initiatives. A net benefit of $53 was recorded in 1999 to reflect changes in estimates principally in the following segments: Agriculture & Nutrition – $3; Nylon – $29; Pigments & Chemicals – $4; and Polyester – $13. A net benefit of $12 was recorded in 2000 to reflect changes in estimates principally in the Nylon and Polyester segments of $5 and $4, respectively. The 1998 program is complete and all activity for this program is summarized below. The remaining employee separation settlements are due to be paid in 2002-2005 and principally represent stipulated installment payments to terminated employees.

	Write-down of Assets	Employee Separation Costs	Other Exit Costs	Total
Charges to income in 1998	$288	$310	$ 35	$633
Changes to accounts				
Credits to income in 1999 and 2000	(31)	(33)	(1)	(65)
Asset impairments	(56)			(56)
Employee separation settlements		(273)		(273)
Facility shutdowns	(201)			(201)
Other expenditures			(34)	(34)
Balance at December 31, 2001	$ –	$ 4	$ –	$ 4

In 1999 the company also reflected a benefit of $27 due to changes in estimates of liabilities established in connection with the sale of Endo Laboratories, the medical products businesses, and the global graphic arts and printing plates businesses. These adjustments resulted from lower than expected costs associated with exiting these businesses. There are no outstanding liabilities for these divestitures.

7. Gain on Sale of DuPont Pharmaceuticals

On October 1, 2001, the company sold substantially all of the net assets of DuPont Pharmaceuticals to Bristol-Myers Squibb Company and recorded net proceeds of $7,798. The company has retained its interest in the Cozaar® /Hyzaar® collaboration.

The unaudited results of operations for the business sold to Bristol-Myers Squibb for the nine months ended September 30, 2001, were as follows:

	2001
Sales	$ 902
After-tax operating income (loss)*	(289)

* *Excludes corporate expenses, interest, exchange gains (losses) and corporate minority interests.*

The net assets sold to Bristol-Myers Squibb as of the date of sale and included within the accompanying Consolidated Balance Sheet at December 31, 2000, consisted of the following:

	October 1, 2001	December 31, 2000
Current assets	$ 584	$ 484
Property, plant and equipment – net	356	374
Other assets – net	1,041	1,139
Current liabilities	(282)	(392)
Noncurrent liabilities	(288)	(244)
Net assets sold	$1,411	$1,361

As a result of this transaction, the company recorded a pretax gain of $6,136, which included charges that are a direct result of the decision to divest DuPont Pharmaceuticals. The after-tax gain on this transaction was $3,866.

Under the terms of the sale agreement, the purchase price is subject to adjustment for finalization of net working capital, transfer of pension assets, and settlement of tax liabilities. The company expects these matters to be resolved in 2002 and believes that final resolution of these matters will not be material to the company's financial position, liquidity or the gain on sale of DuPont Pharmaceuticals.

8. Gain on Issuance of Stock by Affiliates – Nonoperating

In July 2000 DuPont Photomasks, Inc. sold about 1.4 million shares of its common stock to unrelated parties at a price of $77 per share which raised net cash proceeds of $104. As a result of this transaction, the company's ownership interest in DuPont Photomasks was reduced from approximately 38.5 percent to

(Dollars in millions, except per share)

35.3 percent. The company recorded a pretax gain of $29 that represents the increase in the company's equity investment in DuPont Photomasks which resulted from the issuance of stock at a price in excess of book value. The company provided for deferred income taxes as a result of the transaction. The company has further reduced its ownership interest in DuPont Photomasks to 20.3 percent at December 31, 2001. See Note 2.

9. Provision for Income Taxes

	2001	2000	1999
Current tax expense:			
U.S. federal	$1,384	$ 489	$ 536
U.S. state and local	120	27	14
International	376	515	480
Total	1,880	1,031	1,030
Deferred tax expense:			
U.S. federal	565	(128)	322
U.S. state and local	22	(1)	(4)
International	–	170	62
Total	587	41	380
Provision for income taxes	2,467	1,072	1,410
Stockholders' equity			
Stock compensation [1]	(38)	(19)	(55)
Cumulative effect of a change in accounting principle [2]	4	–	–
Net revaluation and clearance of cash flow hedges to earnings [2]	(20)	–	–
Minimum pension liability [2]	(10)	3	7
Net unrealized gains (losses) on securities [2]	(15)	(21)	35
Discontinued operations	–	–	153
Total	$2,388	$1,035	$1,550

1 *Represents deferred tax charge (benefit) of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.*

2 *Represents deferred tax charge (benefit) recorded as a component of Accumulated Other Comprehensive Income (Loss) in stockholders' equity. See Note 26.*

Total income taxes paid on continuing operations worldwide were $456 in 2001, $791 in 2000 and $1,015 in 1999.

Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision are as follows:

	2001	2000	1999
Depreciation	$ (3)	$157	$120
Accrued employee benefits	202	63	67
Other accrued expenses	(14)	34	36
Inventories	63	(143)	31
Unrealized exchange gain (loss)	(2)	(4)	(10)
Investment in subsidiaries and affiliates	31	102	51
Amortization of intangibles	296	(102)	32
Other temporary differences	30	(53)	74
Tax loss/tax credit carryforwards	(38)	(19)	3
Valuation allowance change – net	22	6	(24)
	$587	$ 41	$380

The significant components of deferred tax assets and liabilities at December 31, 2001 and 2000, are as follows:

	2001		2000	
Deferred Tax	Asset	Liability	Asset	Liability
Depreciation	$ –	$1,920	$ –	$1,932
Accrued employee benefits	3,141	1,521	3,220	1,357
Other accrued expenses	417	5	407	3
Inventories	203	207	218	158
Unrealized exchange gains	39	15	37	11
Tax loss/tax credit carryforwards	218	–	151	–
Investment in subsidiaries and affiliates	45	197	19	151
Amortization of intangibles	171	990	530	1,053
Other	349	1,300	358	1,141
Total	$4,583	$6,155	$4,940	$5,806
Less: Valuation allowance	232		210	
Net	$4,351		$4,730	

(Dollars in millions, except per share)

Current deferred tax liabilities (included in the Consolidated Balance Sheet caption Income Taxes) were $45 and $34 at December 31, 2001 and 2000, respectively. In addition, deferred tax assets of $313 and $462 were included in Other Assets at December 31, 2001 and 2000, respectively. See Note 18.

An analysis of the company's effective income tax rate follows:

	2001	2000	1999
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
International operations	(0.8)	(2.8)	4.2
Lower effective tax rate on export sales	(0.6)	(1.7)	(2.2)
In-process research and development*	–	–	46.6
Other – net	2.4	0.6	(0.2)
Effective income tax rate	36.0%	31.1%	83.4%

** The charge associated with the 1999 Pioneer transaction was not tax effected because the purchase was a stock acquisition rather than an asset purchase. See Note 5.*

Income from continuing operations before income taxes and minority interests shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as United States or international does not correspond to the earnings shown in the following table:

	2001	2000	1999
United States (including exports)	$6,131	$1,544	$ 463
International	713	1,903	1,227
	$6,844	$3,447	$1,690

At December 31, 2001, unremitted earnings of subsidiaries outside the United States totaling $9,106 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 2001, the tax effect of such carryforwards approximated $218. Of this amount, $145 has no expiration date, $14 expires after 2001 but before the end of 2006 and $59 expires after 2006.

10. Discontinued Operations

On August 6, 1999, the company completed the planned divestiture of its petroleum business (Conoco Inc.) through a tax-free split-off whereby the company exchanged its 436,543,573 shares of Conoco Class B common stock for 147,980,872 shares of DuPont common stock. The company's consolidated financial statements and notes report its former petroleum business as discontinued operations.

For 1999, gain on disposal of discontinued business is $7,471 and includes income from Conoco's operations of $165. The gain on the exchange offer of $7,306 results from the difference between the market value and the carrying value of the Conoco Class B common shares, less direct expenses. The company did not recognize a deferred tax liability for the difference between the book basis and tax basis of its investment in Conoco's common stock because this basis difference was not subject to tax.

Gain on disposal of discontinued business	1999 [1]
Net sales	$12,015
Income (loss) before income taxes and minority interests [2]	453
Provision for (benefit from) income taxes	164
Minority interests	124
Income (loss) from operations, net of income taxes	165
Net gain from exchange offer	7,306
Gain on disposal of discontinued business, net of income taxes	$ 7,471

1 Through August 6, 1999.

2 Includes interest expense allocation (based on specific debt to be assumed) of $93. Conoco repaid this debt in second quarter 1999.

(Dollars in millions, except per share)

11. Cumulative Effect of a Change in Accounting Principle

On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of SFAS No. 133 resulted in a pretax cumulative-effect-type adjustment to income of $19 ($11 after-tax). The primary component of this gain is related to the company's position in certain stock warrants, which were previously accounted for as available-for-sale securities for which changes in fair value had been reflected in Accumulated Other Comprehensive Income (Loss). The company also recorded a pretax increase to Accumulated Other Comprehensive Income (Loss) of $10 ($6 after-tax). The increase in Accumulated Other Comprehensive Income (Loss) is primarily due to unrealized gains in agricultural commodity hedging programs.

12. Earnings Per Share of Common Stock

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The numerator for both income from continuing operations and net income is reduced by preferred dividends of $10. For diluted earnings per share, the numerator is adjusted to recognize reduced share of earnings assuming options in subsidiary company stock are exercised if the effect of this adjustment is dilutive. The denominator is based on the following weighted-average number of common shares and includes the additional common shares that would have been outstanding if potentially dilutive common shares had been issued:

	2001	2000	1999
Basic	1,035,992,748	1,043,358,416	1,084,537,228
Diluted	1,041,164,629	1,051,042,524	1,097,970,329

Average stock options of 41,302,525, 29,814,855 and 4,453,930 are antidilutive as the exercise price is greater than the average market price and, therefore, are not included in the diluted earnings per share calculation for the years 2001, 2000 and 1999, respectively.

Treasury stock and shares held by the Flexitrust are not considered as outstanding in computing the weighted-average number of common shares. During 2001 shares in the Flexitrust were depleted and the trust arrangement was terminated.

13. Accounts and Notes Receivable

December 31	**2001**	2000
Trade – net of allowances of $198 in 2001 and $175 in 2000	$2,914	$3,634
Miscellaneous	989	918
	$3,903	$4,552

Accounts and notes receivable are carried at amounts that approximate fair value and include $161 for 2001 and $150 for 2000 due from equity affiliates.

In 2000 the company entered into a program to sell an interest in a revolving pool of its trade accounts receivable. Proceeds received in 2000 were $610 and were reflected as a reduction in trade accounts receivable. At December 31, 2001, the revolving balance under this program totaled $468. Expenses incurred in connection with the program totaled $16 and $27 in 2000 and 2001, respectively, and are included in Other Income. Miscellaneous receivables include an overcollateralization of $149 and $130 at December 31, 2000 and 2001, respectively, provided for under terms of the program.

14. Inventories

December 31	**2001**	2000
Finished products	$2,652	$2,818
Semifinished products	1,185	1,504
Raw materials and supplies	844	907
Total	4,681	5,229
Less: Adjustment of inventories to a LIFO basis	466	571
	$4,215	$4,658

Inventory values before LIFO adjustment are generally determined by the average cost method, which approximates current cost. Excluding Pioneer, inventories valued under the LIFO method comprised 79 percent and 81 percent of consolidated inventories before LIFO adjustment at December 31, 2001 and 2000, respectively. Pioneer inventories of $745 and $913 at December 31, 2001 and 2000, respectively, were valued under the FIFO method. In accordance with purchase accounting rules, these inventories included an adjustment above Pioneer's pre-acquisition historical cost so that they were reported at estimated fair market value, of which $0 and $140 remained in inventory at December 31, 2001 and 2000, respectively.

(Dollars in millions, except per share)

15. Property, Plant and Equipment

December 31	2001	2000
Buildings	$ 4,275	$ 4,380
Equipment	27,842	28,417
Land	453	484
Construction	1,208	1,369
	$33,778	$34,650

Property, plant and equipment includes gross assets acquired under capital leases of $142 and $141 at December 31, 2001 and 2000, respectively; related amounts included in accumulated depreciation were $67 and $60 at December 31, 2001 and 2000, respectively.

16. Goodwill and Other Intangible Assets

The company's 1999 acquisitions of the Herberts coatings business and the remaining 80 percent of Pioneer not previously owned resulted in a significant amount of goodwill and other intangible assets, principally purchased technology. With respect to Pioneer, goodwill in the amount of $2,724 is being amortized over 40 years, and other intangible assets of $2,140 are being amortized over periods ranging from 10 to 40 years. With respect to Herberts, goodwill in the amount of $775 is being amortized over 20 years and purchased technology of $65 is being amortized over 7 years.

December 31	2001	2000
Goodwill – net of accumulated amortization of $359 in 2001 and $234 in 2000	$3,746	$3,935
Intangible assets – net of accumulated amortization of $822 in 2001 and $724 in 2000	3,151	4,430
	$6,897	$8,365

Goodwill and intangible assets, net of accumulated amortization, was $1,468 lower at December 31, 2001, versus the prior year. The sale of DuPont Pharmaceuticals included $1,019 of such assets. In addition, write-downs of intangible assets in the Agriculture & Nutrition and Polyester segments of $72 and $41, respectively, contributed to the reduction.

17. Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which the equity method of accounting is used (see Note 1, Basis of Consolidation) is shown on a 100 percent basis. The most significant of these affiliates at December 31, 2001, are DuPont Dow Elastomers LLC, DuPont Teijin Films™, DuPont Sabanci Polyester Europe B.V. and DuPont-Sabanci International, LLC all of which are owned 50 percent by DuPont. Dividends received from equity affiliates were $50 in 2001, $180 in 2000 and $168 in 1999.

	Year Ended December 31		
Results of operations	2001	2000	1999[1]
Sales[2]	$7,071	$7,615	$6,512
Earnings (losses) before income taxes	(124)	728	400
Net income (loss)	(213)	620	249
DuPont's equity in earnings (losses) of affiliates			
Partnerships[3]	$ (21)	$ 153	$ 114
Corporate joint ventures (after income taxes)	(22)	136	21
	$ (43)	$ 289	$ 135

1 *Effective October 1, 1999, DuPont purchased the remaining 80 percent interest in Pioneer and results thereafter are fully consolidated.*

2 *Includes sales to DuPont of $799 in 2001, $884 in 2000 and $572 in 1999.*

3 *Income taxes are reflected in the company's provision for income tax.*

Financial position at December 31	2001	2000
Current assets	$3,514	$4,267
Noncurrent assets	5,913	5,610
Total assets	$9,427	$9,877
Short-term borrowings*	$1,160	$1,112
Other current liabilities	1,731	1,934
Long-term borrowings*	1,340	1,256
Other long-term liabilities	686	763
Total liabilities	$4,917	$5,065
DuPont's investment in affiliates (includes advances)	$2,045	$2,206

* *DuPont's pro rata interest in total borrowings was $1,219 in 2001 and $1,134 in 2000 of which $716 in 2001 and $834 in 2000 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 25.*

(Dollars in millions, except per share)

18. Other Assets

December 31	**2001**	2000
Prepaid pension cost	$2,454	$1,843
Long-term investments in securities	156	215
Deferred income taxes (see Note 9)	313	462
Miscellaneous	366	497
	$3,289	$3,017

Long-term investments in securities includes securities for which market values are not readily available of $108 and $105 at December 31, 2001 and 2000, respectively. Long-term investments in securities classified as available-for-sale are as follows:

December 31	**2001**	2000
Cost	$ 43	$ 66
Gross unrealized gains	7	53
Gross unrealized losses	(2)	(9)
Fair value	$ 48	$110

During 2001 proceeds from the sale of equity securities were not material. During 2000 proceeds from the sale of equity securities totaled $220, with gross realized gains of $195. In addition the company had gross realized losses of $342 in 2000.

19. Accounts Payable

December 31	**2001**	2000
Trade	$1,565	$1,900
Payables to banks	169	237
Compensation awards	111	191
Miscellaneous	374	403
	$2,219	$2,731

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts shown above approximate fair value because of the short-term maturity of these obligations.

20. Short-Term Borrowings and Capital Lease Obligations

December 31	**2001**	2000
Commercial paper	$ 75	$2,461
Non-U.S. bank borrowings	245	297
Medium-term notes payable within one year	65	459
Long-term borrowings payable within one year	1,050	–
Industrial development bonds payable on demand	26	26
Capital lease obligations	3	4
	$1,464	$3,247

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $1,500 and $3,200 at December 31, 2001 and 2000, respectively. The change in estimated fair value in 2001 was primarily due to changes in short-term borrowing levels.

Unused short-term bank credit lines were approximately $3,800 and $4,300 at December 31, 2001 and 2000, respectively. These lines support short-term borrowings.

The weighted-average interest rate on short-term borrowings outstanding at December 31, 2001 and 2000, was 7.6 percent and 6.8 percent, respectively.

21. Other Accrued Liabilities

December 31	**2001**	2000
Payroll and other employee-related costs	$ 546	$ 676
Accrued postretirement benefits cost (see Note 29)	423	381
Miscellaneous	2,120	1,970
	$3,089	$3,027

(Dollars in millions, except per share)

22. Long-Term Borrowings and Capital Lease Obligations

December 31	2001	2000
U.S. dollar:		
Industrial development bonds due 2007–2029	$ 332	$ 332
Medium-term notes due 2003–2048 [1,2]	597	642
6.50% notes due 2002	–	499
6.75% notes due 2002	–	300
8.00% notes due 2002	–	251
8.50% notes due 2003 [3]	–	140
6.75% notes due 2004	998	998
8.13% notes due 2004 [2]	327	331
8.25% notes due 2006 [2]	251	282
6.75% notes due 2007	499	499
5.88% notes due 2009 [2]	404	398
6.88% notes due 2009	990	988
8.25% debentures due 2022 [2]	49	49
7.95% debentures due 2023 [2]	40	38
6.50% debentures due 2028	298	298
7.50% debentures due 2033 [2]	24	23
Other loans (various currencies) due 2002–2009	494	536
Capital lease obligations	47	54
	$5,350	$6,658

1 *Average interest rates at December 31, 2001 and 2000, were 4.9 percent and 6.3 percent, respectively.*

2 *The company entered into interest rate swap agreements with a notional amount totaling $1,073. Over the remaining term of the notes and debentures the company will receive fixed payments equivalent to the underlying debt and pay floating payments based on U.S. dollar LIBOR or commercial paper rates. The fair value of the swaps at December 31, 2001 and 2000, was $23 and ($3), respectively.*

3 *The company entered into an interest rate swaption agreement that gave the counterparty the one-time option to put the company into an interest rate swap with a notional amount of $140 where the company over the remaining term of the notes would receive fixed payments equivalent to the underlying notes and pay floating payments equivalent to commercial paper. The premium received from the counterparty was being amortized to income using the effective interest method over the remaining maturity of the notes. The swaption expired unexercised in 2000. The note was called in 2001.*

Average interest rates on industrial development bonds and on other loans (various currencies) were 5.9 percent and 5.0 percent, respectively, at December 31, 2001, and 6.1 percent and 6.2 percent, respectively, at December 31, 2000.

Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 2002, are $349, $1,402, $197 and $275 for the years 2003, 2004, 2005 and 2006, respectively.

The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $5,600 and $6,700 at December 31, 2001 and 2000, respectively. The change in estimated fair value in 2001 was primarily due to changes in debt levels.

23. Other Liabilities

December 31	2001	2000
Accrued postretirement benefits cost (see Note 29)	$5,210	$5,376
Reserves for employee-related costs	1,012	1,128
Miscellaneous	1,114	1,225
	$7,336	$7,729

24. Minority Interests

In May and December 2001 the company received proceeds of $637 and $1,400, respectively, from two minority interest transactions. Costs incurred in connection with these transactions totaled $42 and are being amortized on a straight-line basis over a five-year period to Minority Interests in Earnings of Consolidated Subsidiaries in the Consolidated Income Statement. The proceeds are reported as Minority Interests in the Consolidated Balance Sheet.

The minority investors earn a preferred, cumulative adjustable return on their investment. The after-tax distribution reflected in Minority Interests in Earnings of Consolidated Subsidiaries for 2001 totaled $14, reflecting a preferred return of 2.9 percent.

The legal structure for the above transactions in each case involved creating new consolidated limited liability companies with separate assets and liabilities. DuPont contributed cash as part of the capital structure and assets that provide security for the repayment of capital to the unrelated minority investors. The assets involved remain on the company's Consolidated Balance Sheet and continue to be managed by the company. In addition, the company manages the new companies and generally has the right to dispose of their assets for fair value, and

(Dollars in millions, except per share)

substitute cash or other assets of equal value as security to the minority investors, provided the minority investors consent to the asset substitution. Secured assets included in the above transactions are real estate, nonstrategic operating assets and equity securities in certain consolidated companies.

The company has the option to redeem some or all of the minority interests in both transactions at any time. In limited circumstances, such as nonpayment of the preferred return, the minority investors can require the sale of the assets in the new companies. By 2006 the minority investors' adjustable returns may be renegotiated at the request of the company or the minority investors. If agreement on the adjustable returns is not reached, the company will redeem the minority interests or remarket them to other third parties.

25. Commitments and Contingent Liabilities

The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $200, $152, $120, $91 and $82 for the years 2002, 2003, 2004, 2005 and 2006, respectively, and $260 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $12. In connection with certain of these leased facilities the company has residual value guarantees in the amount of $264 at December 31, 2001. Rental expense under operating leases was $233 in 2001, $221 in 2000 and $198 in 1999.

In June 1997 DuPont entered into contracts with Computer Sciences Corporation (CSC) and Accenture LLP. CSC operates a majority of DuPont's global information systems and technology infrastructure and provides selected applications and software services. Accenture provides information systems solutions designed to enhance DuPont's manufacturing, marketing, distribution and customer service. The total dollar value of the contracts is in excess of $4,000 over 10 years. Minimum payments due under the contracts are: $150, $144, $140, $136 and $132 for the years 2002, 2003, 2004, 2005 and 2006, respectively, and a total of $55 thereafter.

The company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

The company has directly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 2001, the company had directly guaranteed $953 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.

In addition, the company has historically guaranteed certain obligations and liabilities of Conoco Inc., its subsidiaries and affiliates. The company has guaranteed $960, plus interest, of the financial obligations of Conoco as well as certain nonfinancial performance obligations. Conoco has indemnified the company for any liabilities the company may incur pursuant to these guarantees. The Restructuring, Transfer and Separation Agreement between DuPont and Conoco requires Conoco to use its best efforts to have Conoco, or any of its subsidiaries, substitute for DuPont as guarantor.

In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. In November 2001, Conoco and DuPont settled all outstanding disputes arising under this agreement. This settlement was not material to the company's financial position, liquidity or the gain on disposal of discontinued business operations.

The company is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of company counsel, the ultimate liabilities resulting from such lawsuits and claims may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the company's consolidated financial position or liquidity.

Since 1991, DuPont has been served with several hundred lawsuits alleging property damage, including damage to shrimping operations, from various forms of Benlate® fungicide. A smaller number of cases allege personal injuries. Many of these cases include allegations of fraud and misconduct. The majority of these lawsuits were disposed of by trial, settlement or dismissal. However, certain plaintiffs who previously settled with the company have filed cases alleging fraud and other misconduct relating to the litigation and settlement of Benlate®

(Dollars in millions, except per share)

claims. There are approximately 110 cases pending. DuPont believes that Benlate® did not cause the damages alleged in these cases and denies the allegations of fraud and misconduct. DuPont intends to defend itself in these cases.

Pioneer is involved in several lawsuits, both as plaintiff and defendant, concerning intellectual property rights related to corn and soybean products. If the ultimate outcome of the Benlate® lawsuits or the Pioneer intellectual property rights cases is adverse to the company, it may be significant to the results of Agriculture & Nutrition's operations in the period recognized. However, management anticipates that the ultimate outcome will not have a material adverse effect on the company's consolidated financial position or liquidity.

The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. At December 31, 2001, such accrual amounted to $385 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate that they will have a material adverse effect on the company's consolidated financial position or liquidity.

26. Stockholders' Equity

In 1998 the company's Board of Directors approved a program to purchase and retire up to 20 million shares of DuPont common stock to offset dilution from shares issued under compensation programs. In July 2000 the Board of Directors approved an increase in the number of shares remaining to be purchased under the 1998 program from about 16 million shares to the total number of shares of DuPont common stock which can be purchased for $2,500. The remaining purchases are not limited to those needed to offset dilution from shares issued under compensation programs. Shares purchased were 43.0 million shares for $1,818 in 2001, 9.5 million shares for $462 in 2000 and 8.8 million shares for $690 in 1999. Under the July 2000 authorization, $470 in purchases remain as of December 31, 2001. In addition, the company's Board of Directors authorized a new $2,000 share buyback plan in June 2001.

In August 1999 DuPont shareholders tendered 147,980,872 shares of DuPont common stock in exchange for Conoco Class B shares. The company also bought back 8 million shares for $646 from non-U.S. persons who were not eligible to participate in the tender offer. These shares were held as treasury shares. In October 1999 the company issued 68,612,135 treasury shares as part of the cash and stock acquisition of the remaining 80 percent interest in Pioneer. Also in October 1999, 327,310 treasury shares were issued as part of the cash and stock acquisition of worldwide intellectual property rights from ImaRx.

Additional paid-in capital includes $61 at December 31, 2001 and 2000, and $85 at December 31, 1999, related to amounts accrued for variable options.

Shares held by the Flexitrust were used to satisfy existing employee compensation and benefit programs. During 2001 shares in the Flexitrust were depleted and the trust arrangement was terminated.

Set forth below is a reconciliation of common stock share activity for the three years ended December 31, 2001:

Shares of common stock		Held In	
	Issued	Flexitrust	Treasury
Balance January 1, 1999	1,140,354,154	(14,167,867)	–
Issued		6,825,622	
Treasury stock			
Acquisition			(156,820,872)
Businesses acquired			68,939,445
Retirement	(840,000)		840,000
Balance December 31, 1999	1,139,514,154	(7,342,245)	(87,041,427)
Issued		3,741,046	
Treasury stock			
Acquisition			(9,540,800)
Retirement	(9,540,800)		9,540,800
Balance December 31, 2000	1,129,973,354	(3,601,199)	(87,041,427)
Issued	2,035,601	3,601,199	
Treasury stock			
Acquisition			(43,014,166)
Retirement	(43,014,166)		43,014,166
Balance December 31, 2001	1,088,994,789	–	(87,041,427)

(Dollars in millions, except per share)

The pretax, tax and after-tax effects of the components of other comprehensive income (loss) are shown below:

	Pretax	Tax	After-tax
2001			
Cumulative translation adjustment	$ (19)	$ –	$ (19)
Cumulative effect of a change in accounting principle	10	(4)	6
Net revaluation and clearance of cash flow hedges to earnings	(52)	20	(32)
Minimum pension liability adjustment	(26)	10	(16)
Net unrealized losses on securities	(39)	15	(24)
Other comprehensive income (loss)	$(126)	$ 41	$ (85)
2000			
Cumulative translation adjustment	$ (38)	$ –	$ (38)
Minimum pension liability adjustment	7	(3)	4
Net unrealized losses on securities			
Unrealized losses arising in 2000	(187)	76	(111)
Reclassification adjustments for net losses realized in 2000	145	(55)	90
	(42)	21	(21)
Other comprehensive income (loss)	$ (73)	$ 18	$ (55)
1999			
Cumulative translation adjustment	$ 172	$ –	$ 172
Minimum pension liability adjustment	83	(7)	76
Net unrealized gains on securities	86	(35)	51
Other comprehensive income (loss)	$ 341	$ (42)	$ 299

Balances of related after-tax components comprising Accumulated Other Comprehensive Income (Loss) are summarized below:

December 31	**2001**	2000	1999
Foreign currency translation adjustment	$ (61)	$ (42)	$ (4)
Cumulative effect of a change in accounting principle	6	–	–
Net revaluation and clearance of cash flow hedges to earnings	(32)	–	–
Minimum pension liability adjustment	(192)	(176)	(180)
Net unrealized gains on securities	6	30	51
	$(273)	$(188)	$(133)

27. Compensation Plans

From time to time, the Board of Directors has approved the adoption of worldwide Corporate Sharing Programs. Under these programs, essentially all employees have received a one-time grant to acquire shares of DuPont common stock at the market price on the date of grant. Option terms are "fixed" and options are generally exercisable one year after date of grant and expire 10 years from date of grant. There are no additional shares that may be subject to option under existing programs.

Stock option awards under the DuPont Stock Performance Plan may be granted to key employees of the company and may be "fixed" and/or "variable." The purchase price of shares subject to option is equal to or in excess of the market price of the company's stock at the date of grant. Optionees are eligible for reload options upon the exercise of stock options with the condition that shares received from the exercise are held for at least two years. A reload option is granted at the market price on the date of grant and has a term equal to the remaining term of the original option. The maximum number of reload options granted is limited to the number of shares subject to option in the original option times the original option price divided by the option price of the reload option. Generally, fixed options are fully exercisable from one to three years after date of grant and expire 10 years from date of grant. Beginning in 1998, shares otherwise receivable from the exercise of nonqualified options can be deferred as stock units for a designated future delivery.

Variable stock option grants have been made to certain members of senior management. These options are subject to forfeiture if, within five years from the date of grant, the market price of DuPont common stock does not achieve a price of $75 per share for 50 percent of the options and $90 per share for the remaining 50 percent. This condition was met in 1998 for options with a $75 per share hurdle price and, as a result, these options became "fixed" and exercisable.

The maximum number of shares that may be subject to option for any consecutive five-year period is 72 million shares. Subject to this limit, additional shares that may have been made subject to options were 40,458,505 for 2001, 45,583,953 for 2000 and 57,203,985 for 1999.

(Dollars in millions, except per share)

Under the DuPont Stock Performance Plan, awards granted to key employees in 2002 consisted of 10,178,720 fixed options to acquire DuPont common stock at the market price ($42.50 per share) on the date of grant. These options vest over a three-year period and, except for the last six months of the 10-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.

The following table summarizes activity for fixed and variable options for the last three years:

	Fixed		Variable	
	Number of Shares	Weighted-Average Price	Number of Shares	Weighted-Average Price
January 1, 1999	52,163,432	$38.62	1,914,850	$53.55
Granted [1]	8,683,066	$49.59	–	–
Exercised	6,337,300	$29.42	–	–
Forfeited	342,176	$48.87	–	–
December 31, 1999	54,167,022	$41.39	1,914,850	$53.55
Granted [2]	14,587,726	$48.97	–	–
Exercised	3,004,920	$24.80	–	–
Forfeited	1,104,730	$55.22	52,950	$53.07
December 31, 2000	64,645,098	$43.64	1,861,900	$53.56
Granted	12,452,832	$43.30	–	–
Exercised	4,913,247	$20.65	–	–
Forfeited	886,601	$42.78	–	–
December 31, 2001	71,298,082	$45.18	1,861,900	$53.56

1 Includes options granted in exchange for outstanding vested options under Pioneer's employee stock option plan.

2 Includes 8,304,800 options related to a one-time stock option grant to certain Pioneer employees.

Fixed options exercisable and weighted-average exercise prices at the end of the last three years and the weighted-average fair values of fixed options granted are as follows:

	2001	2000	1999
Number of shares at year-end	42,525,102	44,945,610	45,117,694
Weighted-avg. price at year-end	$43.67	$40.29	$38.20
Weighted-avg. fair value of options granted during year	$10.77	$13.40	$19.44

The fair value of fixed options granted is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

	2001	2000	1999
Dividend yield	3.2%	3.0%	3.2%
Volatility	26.4%	25.4%	23.4%
Risk-free interest rate	5.1%	6.1%	5.3%
Expected life (years)	6.5	6.2	5.3

The following table summarizes information concerning currently outstanding and exercisable options:

December 31, 2001	Exercise Price $21.91-$32.87	Exercise Price $33.63-$50.44	Exercise Price $50.50-$75.75	Exercise Price $76.38-$82.09
Fixed options				
Options outstanding	14,463,633	24,519,986	32,264,761	49,702
Weighted-avg. remaining contractual life (years)	2.7	8.3	6.1	4.5
Weighted-avg. price	$26.62	$42.10	$55.78	$81.18
Options exercisable	14,463,633	3,774,818	24,236,949	49,702
Weighted-avg. price	$26.62	$40.75	$54.22	$81.18
Variable options				
Options outstanding	–	–	1,851,900	10,000
Weighted-avg. remaining contractual life (years)	–	–	5.1	6.4
Weighted-avg. price	–	–	$53.41	$81.25
Options exercisable	–	–	–	–
Weighted-avg. price	–	–	–	–

The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for fixed options. SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in 1995. The company has elected not to adopt the optional recognition provisions of SFAS No. 123. In addition, certain subsidiaries of the company grant options to their respective employees under APB Opinion No. 25 and have elected not to adopt SFAS No. 123. The following table sets forth pro forma information as if the company had adopted these recognition provisions. The pro forma

(Dollars in millions, except per share)

disclosures are not representative of the effects on net income and earnings per share in future years.

Pro forma net income and earnings per share	2001	2000	1999
Net income			
As reported	$4,339	$2,314	$7,690
Pro forma	$4,249	$2,217	$7,683
Earnings per share – basic			
As reported	$ 4.18	$ 2.21	$ 7.08
Pro forma	$ 4.09	$ 2.12	$ 7.08
Earnings per share – diluted			
As reported	$ 4.16	$ 2.19	$ 6.99
Pro forma	$ 4.07	$ 2.10	$ 6.99

Compensation expense (benefit) recognized in income for stock-based employee compensation awards was $3 for 2001, $(27) for 2000 and $71 ($53 excluding Conoco) for 1999.

Awards under the company's Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, with consideration being given to the ability to succeed to more important managerial responsibility. Such awards were $108 for 2001, $186 for 2000 and $188 for 1999. Amounts credited to the Variable Compensation Fund are dependent on company earnings and are subject to maximum limits as defined by the plan. The amounts credited to the fund were $109 in 2001, $189 in 2000 and $180 in 1999. Awards made and amounts credited under the Variable Compensation Plan for 2001 relate solely to employees of continuing operations. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 935,876 shares of common stock are awaiting delivery from awards for 2001 and prior years.

28. Investment Activities

Net proceeds in 2001 from the sale of DuPont Pharmaceuticals were $7,798; see Note 7. Other proceeds from the sale of assets were $253 and principally included $104 related to the company's sale of a portion of its interest in DuPont Photomasks, Inc. and $95 related to the sale of polyester businesses and associated manufacturing assets.

Proceeds from sale of assets in 2000 were $703 and principally included $220 from sale of investment securities, $153 from a sale of a portion of the company's interest in DuPont Photomasks, and $138 from sale of various transportation and construction equipment. Proceeds from sales of assets in 1999 included $537 related to the formation of the DuPont Teijin Films™ joint venture.

On October 1, 1999, the company acquired the remaining 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,684 consisting of $3,419 cash payments for the purchase of Pioneer common shares, $4,154 representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer common shares, $81 representing 80 percent of the fair value of options to purchase DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan, and direct acquisition costs and expenses of $30. The business of Pioneer is the broad application of the science of genetics. Pioneer develops, produces and markets hybrids of corn, sorghum and sunflowers; varieties of soybeans, alfalfa, wheat and canola; and microorganisms useful in crop and livestock production.

The acquisition has been accounted for as a purchase. The final allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values is as follows: current assets $2,176; noncurrent assets $5,590; in-process research and development $2,175; current liabilities $954; long term borrowings $163; other liabilities $287; deferred income taxes $847; and minority interests $6. Noncurrent assets includes $2,724 of goodwill, which is being amortized over 40 years.

On February 26, 1999, the company purchased the Herberts coatings business from Hoechst AG for a cash payment of $1,588, acquisition related costs of $10, and assumed debt of $113. For accounting purposes, the acquisition has been treated as a purchase. The allocation of purchase price is as follows: current assets $720; noncurrent assets $1,504; in-process research and development $64; and assumed liabilities $690. Noncurrent assets include $775 of goodwill, which is being amortized over 20 years. Assumed liabilities include $51 in

(Dollars in millions, except per share)

employee separation costs and $12 in other exit costs pursuant to a restructuring plan the company began to formulate as of the acquisition date. Approximately 1,300 employee terminations occurred as manufacturing facilities were shut down and other business activities were reorganized. In 2001 the restructuring program was completed.

Note 5 provides information on purchased in-process research and development in connection with the Pioneer and Herberts transactions.

29. Pensions and Other Postretirement Benefits

The company offers various postretirement benefits to its employees. Where permitted by applicable law, the company reserves the right to change, modify or discontinue the plans.

Pensions

The company has noncontributory defined benefit plans covering substantially all U.S. employees. The benefits under these plans are based primarily on years of service and employees' pay near retirement. The company's funding policy is consistent with the funding requirements of federal laws and regulations.

Pension coverage for employees of the company's non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

Other Postretirement Benefits

The parent company and certain subsidiaries provide medical, dental, and life insurance benefits to pensioners and survivors. The associated plans are unfunded and approved claims are paid from company funds.

Summarized information on the company's postretirement plans is as follows:

	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation				
Benefit obligation at beginning of year	$17,763	$17,719	$ 5,126	$ 4,627
Service cost	335	340	57	50
Interest cost	1,244	1,243	385	344
Plan participants' contributions	16	14	42	34
Actuarial (gain) loss	1,423	35	719	488
Foreign currency exchange rate changes	(149)	(248)	(3)	(2)
Benefits paid	(1,482)	(1,329)	(465)	(415)
Amendments	14	–	2	–
Divestiture	(518)	(18)	(31)	–
Special termination benefits	123	7	–	–
Benefit obligation at end of year	$18,769	$17,763	$ 5,832	$ 5,126
Change in plan assets				
Fair value of plan assets at beginning of year	$20,314	$21,861	$ –	$ –
Actual return on plan assets	(615)	85	–	–
Foreign currency exchange rate changes	(127)	(186)	–	–
Employer contributions	171	182	423	381
Plan participants' contributions	16	14	42	34
Benefits paid	(1,482)	(1,329)	(465)	(415)
Retiree health care pension assets transfer	–	(305)	–	–
Divestiture	(354)	(8)	–	–
Fair value of plan assets at end of year	$17,923	$20,314	$ –	$ –
Funded status:				
U.S. funded plans	$ 525	$ 3,521	$ –	$ –
Non-U.S. funded plans	(114)	314	–	–
All other plans	(1,257)*	(1,284)*	(5,832)	(5,126)
Total	$ (846)	$ 2,551	$(5,832)	$(5,126)
Unrecognized prior service cost	444	514	(489)	(595)
Unrecognized actuarial (gain) loss	2,267	(1,689)	688	(36)
Unrecognized transition asset	(172)	(324)	–	–
Net amount recognized	$ 1,693	$ 1,052	$(5,633)	$(5,757)
Amounts recognized in the Consolidated Balance Sheet consist of:				
Prepaid (accrued) benefit cost	$ 1,808	$ 1,179	$(5,633)	$(5,757)
Accrued benefit liability	(437)	(448)	–	–
Intangible asset	10	35	–	–
Accumulated other comprehensive income (loss)	312	286	–	–
Net amount recognized	$ 1,693	$ 1,052	$(5,633)	$(5,757)

* *Includes pension plans maintained around the world where full funding is not permissible or customary.*

(Dollars in millions, except per share)

Weighted-average assumptions as of December 31	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Discount rate	7.00%	7.75%	7.00%	7.75%
Expected return on plan assets	9.5%	9.5%	–	–
Rate of compensation increase	5.0%	5.0%	5.0%	5.0%

The above assumptions are for U.S. plans only. The significant reduction in the number of employees related to the company's 2001 restructuring activities resulted in a curtailment gain and remeasurement of liabilities using a 7.5 percent discount rate. For non-U.S. plans, no one of which was material, assumptions reflect economic assumptions applicable to each country.

The assumed health care trend rates used in determining other benefits at December 31, 2001, are 9.0 percent decreasing gradually to 5 percent in 2006. At December 31, 2000, such rates were 7.5 percent decreasing gradually to 5 percent in 2004.

Components of net periodic benefit cost	Pension Benefits			Other Benefits		
	2001	2000	1999	**2001**	2000	1999
Service cost	$ 335	$ 340	$ 412	$ 57	$ 50	$ 60
Interest cost	1,244	1,243	1,192	385	344	305
Expected return on plan assets	(1,874)	(1,902)	(1,719)	–	–	–
Amortization of transition asset	(151)	(151)	(150)	–	–	–
Amortization of unrecognized (gain) loss	(13)	(52)	49	8	(10)	(6)
Amortization of prior service cost	50	53	50	(73)	(75)	(75)
Curtailment/ settlement (gain) loss	35	4	2	(30)	–	–
Net periodic benefit cost (credit)	$ (374)	$ (465)	$ (164)	$ 347	$ 309	$ 284

The projected benefit obligation and fair value of plan assets for plans with projected benefit obligations in excess of plan assets are $4,066 and $2,651, respectively, as of December 31, 2001, and $2,076 and $655, respectively, as of December 31, 2000. For pension plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets are $1,279 and $247, respectively, as of December 31, 2001, and $1,246 and $229, respectively, as of December 31, 2000. U.S. pension assets consist principally of common stocks, including 9,899,375 shares of DuPont at December 31, 2001, and U.S. government obligations.

Assumed health care cost trend rates have a significant effect on the amount reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 46	$ (38)
Effect on postretirement benefit obligation	$ 523	$(438)

30. Derivatives and Other Hedging Instruments

Objectives And Strategies For Holding Derivative Instruments

Under procedures and controls established by the company's Financial Risk Management Framework, the company enters into contractual arrangements (derivatives) in the ordinary course of business to reduce its exposure to foreign currency, interest rate and commodity price risks. The framework has established a variety of approved derivative instruments to be utilized in each risk management program, as well as varying levels of exposure coverage and time horizons based on an assessment of risk factors related to each hedging program. Derivative instruments utilized during the period include forwards, options, futures and swaps. The company has not designated any nonderivatives as hedging instruments.

The framework sets forth senior management's financial risk management philosophy and objectives through a Corporate Financial Risk Management Policy. In addition, it establishes oversight committees and risk management guidelines that authorize the use of specific derivative instruments and further establishes procedures for control and valuation, counterparty credit approval, and routine monitoring and reporting. The counterparties to these contractual arrangements are major

(Dollars in millions, except per share)

financial institutions and major petrochemical and petroleum companies. The company is exposed to credit loss in the event of nonperformance by these counterparties. The company manages this exposure to credit loss through the aforementioned credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from such nonperformance. Market and counterparty credit risks associated with these instruments are regularly reported to management.

Fair Value Hedges

During the year ended December 31, 2001, the company has maintained a number of interest rate swaps that involve the exchange of fixed for floating rate interest payments that allow the company to maintain a target range of floating rate debt. All interest rate swaps qualify for the shortcut method of hedge accounting, thus there is no ineffectiveness related to these hedges. Changes in the fair value of derivatives that hedge interest rate risk are recorded in Interest Expense each period. The offsetting changes in the fair values of the related debt are also recorded in Interest Expense. The company maintains no other fair value hedges.

Cash Flow Hedges

The company maintains a number of cash flow hedging programs to reduce risks related to foreign currency and commodity price risk. Foreign currency programs involve hedging a portion of foreign currency-denominated revenues and major raw material purchases from vendors outside of the United States. Commodity price risk management programs serve to reduce exposure to price fluctuations on purchases of inventory such as natural gas, ethane, ethylene, corn, cyclohexane, soybeans, and soybean meal. While each risk management program has a different time horizon, most programs currently do not extend beyond the next two-year period. One exception is an inventory purchase program with currency risk, which has been partially hedged through the first quarter of 2006.

Hedges of foreign currency-denominated revenues are reported on the Sales line of the Consolidated Income Statement, and the effects of hedges of inventory purchases are reported as a component of Cost of Goods Sold and Other Operating Charges.

Cash flow hedge results are reclassified into earnings during the same period in which the related exposure impacts earnings. Reclassifications are made sooner if it appears that a forecasted transaction will not materialize. Cash flow hedge ineffectiveness reported in earnings for 2001 is represented by a pretax loss of $17. Hedge losses of $15 pretax were excluded from the assessment of hedge effectiveness. A loss of $1 was reclassified to earnings for forecasted transactions that did not occur. Accumulated Other Comprehensive Income (Loss) activity during 2001 consists of a beginning balance of $6 related to the adoption of SFAS No. 133. Revaluation of cash flow hedges of $(60), and clearance of cash flow hedge results to earnings of $(28) during the period yielded an ending balance of $(26). The portion of the ending balance of Accumulated Other Comprehensive Income (Loss) that is expected to be reclassified into earnings over the next 12 months is $(20).

Hedges Of Net Investment In A Foreign Operation

During the year ended December 31, 2001, the company has not maintained any hedges of net investment in a foreign operation.

Derivatives Not Designated In Hedging Relationships

The company uses forward exchange contracts to reduce its net exposure, by currency, related to foreign currency-denominated monetary assets and liabilities. The objective of this program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

Several small equity affiliates have risk management programs, mainly in the area of foreign currency exposure, for which they have elected not to pursue hedge accounting. In addition, Pioneer maintains small risk management programs for commodities that do not qualify for hedge accounting treatment. Also, the company owns stock warrants in a few companies for strategic purposes.

(Dollars in millions, except per share)

Currency Risk

The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to monetary assets and liabilities of its operations that are denominated in currencies other than the designated functional currency. The primary business objective of this hedging program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

Starting in 2001, option and forward exchange contracts were routinely used to offset a portion of the company's exposure to foreign currency-denominated revenues. The objective of this new hedge program is to reduce earnings and cash flow volatility related to changes in foreign currency exchange rates.

In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 2001, the fair value of open forward exchange contracts designated as hedges of firm foreign currency commitments was not material. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements and, from time to time, to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow (outflow) from settlement of forward exchange contracts was $93, $139 and $(73) for the years 2001, 2000 and 1999, respectively.

In December 1998 the company entered into forward exchange contracts to purchase 3.1 billion German marks for about $1,900 in conjunction with the signing of a definitive agreement to purchase the coatings business of Hoechst AG for 3.1 billion German marks. The business purpose of these contracts was to lock in the U.S. dollar functional currency cost of this acquisition and thereby prevent adverse movements in the dollar/mark exchange rate from causing the net U.S. dollar cash purchase price to exceed the negotiated fair value of the business. The use of hedge accounting for these contracts was precluded by accounting guidance. Changes in fair value of these contracts were included in income in the period the change occurred. These contracts expired in August 1999.

Interest Rate Risk

The company primarily uses interest rate swaps as part of its program to manage the interest rate mix of the total debt portfolio and related overall cost of borrowing.

Interest rate swaps involve the exchange of fixed for floating rate interest payments that are fully integrated with underlying fixed-rate bonds or notes to effectively convert fixed rate debt into floating rate debt based on LIBOR or commercial paper rates.

At December 31, 2001, the company had entered into interest rate swap agreements totaling a notional amount of $1,073 whereby the company, over the remaining term of the underlying note, will receive a fixed rate payment equivalent to the fixed interest rate of the underlying note, and pay a floating rate of interest that is based on three- or six-month U.S. dollar LIBOR or commercial paper rates. The fair value of the swaps at December 31, 2001, and 2000, was $23 and $(3), respectively.

Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 2001 and 2000.

See also Notes 20 and 22 for additional descriptions of interest rate financial instruments.

Commodity Price Risk

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases. In addition, Pioneer enters into exchange-traded derivative commodity instruments to hedge the commodity price risk associated with compensating growers. The fair value of outstanding derivative commodity instruments at December 31, 2001, and 2000, was $(43) and $14, respectively.

(Dollars in millions, except per share)

31. Geographic Information

	2001		2000		1999	
	Net Sales*	Net Property	Net Sales*	Net Property	Net Sales*	Net Property
North America						
United States	$12,054	$ 8,167	$14,509	$ 8,887	$13,656	$ 8,977
Canada	918	536	1,074	538	989	482
Mexico	559	164	581	165	500	146
Other	82	85	76	151	114	150
Total	13,613	8,952	16,240	9,741	15,259	9,755
Europe, Middle East and Africa						
Germany	1,590	585	1,716	641	1,743	733
France	929	170	986	181	979	228
United Kingdom	704	709	783	721	960	965
Italy	854	25	915	29	884	29
Other	2,354	1,243	2,474	1,232	2,598	1,275
Total	6,431	2,732	6,874	2,804	7,164	3,230
Asia Pacific						
Japan	906	75	1,023	78	928	138
Taiwan	663	632	809	680	690	769
China	623	133	487	142	361	146
Singapore	110	325	134	345	112	379
Other	1,355	127	1,506	126	1,393	197
Total	3,657	1,292	3,959	1,371	3,484	1,629
South America						
Brazil	576	187	686	123	594	105
Argentina	223	102	243	118	172	126
Other	226	22	266	25	245	26
Total	1,025	311	1,195	266	1,011	257
Total	$24,726	$13,287	$28,268	$ 14,182	$26,918	$14,871

**Sales are attributed to countries based on location of customer.*

32. Segment Information

The company's strategic business units (operating segments) are organized by product line. For purposes of SFAS No. 131, these have been aggregated into eight reportable segments including Agriculture & Nutrition, Nylon, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester, Specialty Fibers and Specialty Polymers. The company groups the results of its nonaligned businesses and embryonic businesses under Other. Major products by segment include: Agriculture & Nutrition (hybrid seed corn and soybean seed, herbicides, fungicides, insecticides, value-enhanced grains and soy protein); Nylon (flooring systems, industrial fibers and intermediates); Performance Coatings & Polymers (automotive finishes, engineering polymers and elastomers); Pharmaceuticals (prescription pharmaceuticals and radiopharmaceuticals prior to October 1, 2001, and only the company's interest in the Cozaar®/Hyzaar® collaboration thereafter); Pigments & Chemicals (white pigment and mineral products, specialty chemicals and fluorochemicals); Polyester (films and polyester fibers, resins and intermediates); Specialty Fibers (Lycra® brand elastane, textiles, nonwovens and aramids); and Specialty Polymers (photopolymers, electronic materials, packaging and industrial polymers, fluoropolymers and Corian® and Zodiaq® surfaces). The company operates globally in substantially all of its product lines. The company's sales are not materially dependent on a single customer or small group of customers. The Performance Coatings & Polymers and Nylon segments have several large customers in their respective industries that are important to these segments' operating results.

(Dollars in millions, except per share)

In general, the accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Exceptions are noted as follows and are shown in the reconciliations below. Prior years' data have been reclassified to reflect the 2001 organizational structure. Sales include pro rata equity affiliate sales and intersegment transfers. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products. After-tax operating income does not include corporate expenses, interest, exchange gains (losses) and corporate minority interests. Segment net assets measures net working capital, net permanent investment and other noncurrent operating assets and liabilities of the segment. Affiliate net assets (pro rata share) excludes borrowings and other long-term liabilities. Depreciation and amortization includes depreciation on research and development facilities and amortization of goodwill and other intangible assets, excluding write-down of assets discussed in Note 6. Expenditures for long-lived assets excludes investments in affiliates and includes payments for property, plant and equipment as part of business acquisitions. See Note 28 for discussion of strategic acquisitions in the segments.

	Agriculture & Nutrition	Nylon	Performance Coatings & Polymers	Pharma-ceuticals	Pigments & Chemicals	Polyester	Specialty Fibers	Specialty Polymers	Other	Total [1]
2001										
Total segment sales	$ 4,316	$ 2,696	$ 5,754	$ 902	$ 3,554	$ 1,895	$ 4,418	$ 3,875	$ 279	$27,689
Intersegment transfers	–	31	4	–	234	17	65	108	21	480
After-tax operating income [2]	19	(75)	319	3,924	439	(349)	356	372	(69)	4,936
Depreciation and amortization	497	142	247	100	174	105	306	180	10	1,761
Equity in earnings of affiliates	(13)	(9)	13	–	1	(62)	3	20	–	(47)
Provision for income taxes	(108)	(2)	286	2,275	246	(207)	212	236	(51)	2,887
Segment net assets	8,998	1,838	3,927	102 [3]	1,732	2,042	4,213	2,513	303	25,668
Affiliate net assets	125	461	532	34	43	1,162	635	260	115	3,367
Expenditures for long-lived assets	177	115	182	50	149	27	328	249	19	1,296
2000										
Total segment sales	$ 4,461	$ 3,149	$ 6,485	$ 1,487	$ 3,907	$ 2,278	$ 4,959	$ 4,508	$ 443	$31,677
Intersegment transfers	–	31	4	–	262	51	73	196	25	642
After-tax operating income [4]	(227)	285	674	89	714	66	740	714	39	3,094
Depreciation and amortization	474	153	245	138	185	126	319	175	39	1,854
Equity in earnings of affiliates	(13)	33	67	–	3	23	36	41	8	198
Provision for income taxes	(235)	164	426	(2)	342	25	356	391	21	1,488
Segment net assets	9,845	1,953	4,158	2,054	1,693	2,682	4,084	2,374	273	29,116
Affiliate net assets	145	516	615	34	44	1,337	514	266	145	3,616
Expenditures for long-lived assets	267	187	208	114	166	40	361	243	122	1,708
1999										
Total segment sales	$ 3,019	$ 3,068	$ 6,111	$ 1,630	$ 3,660	$ 2,401	$ 5,080	$ 4,255	$ 480	$29,704
Intersegment transfers	–	27	10	–	237	187	88	152	32	733
After-tax operating income [5]	(1,952)	(23)	582	230	634	(133)	832	668	34	872
Depreciation and amortization	227	142	225	121	190	217	334	172	63	1,691
Equity in earnings of affiliates	22	29	60	–	2	(13)	42	27	(4)	165
Provision for income taxes	(3)	172	416	132	317	(50)	419	365	26	1,794
Segment net assets	11,451	1,830	4,060	1,941	1,771	2,563	4,025	2,330	295	30,266
Affiliate net assets	123	255	404	31	63	770	452	248	–	2,346
Expenditures for long-lived assets	1,057	208	759	101	144	120	425	270	117	3,201

(Dollars in millions, except per share)

1 *A reconciliation of the totals reported for the operating segments to the applicable line items on the consolidated financial statements is as follows:*

Segment Sales to Total Sales

	2001	2000	1999
Total segment sales	$27,689	$31,677	$29,704
Elimination of intersegment transactions	(480)	(642)	(733)
Elimination of equity affiliate sales	(2,493)	(2,773)	(2,057)
Miscellaneous	10	6	4
Total sales	$24,726	$28,268	$26,918

After-Tax Operating Income to Income from Continuing Operations

	2001	2000	1999
Total segment ATOI	$4,936	$3,094	$ 872
Interest and exchange gains (losses)	(311)	(493)	(362) [a]
Corporate expenses	(281)	(287) [b]	(291)
Corporate minority interests [c]	(16)	–	–
Income from continuing operations	$4,328	$2,314	$ 219

a *Includes a charge of $81 on forward exchange contracts to lock in the U.S. dollar cost of the Herberts acquisition partly offset by a $49 benefit related to recalculation of interest on federal tax refunds and tax liabilities.*

b *Includes a nonoperating gain of $19 on issuance of stock by an affiliate. This represents the increase in the company's equity investment in DuPont Photomasks that resulted from the issuance by DuPont Photomasks of additional shares to unrelated parties at a price in excess of book value.*

c *Represents a rate of return to minority interest investors who made capital contributions during 2001 to consolidated subsidiaries. See Note 24.*

Segment Net Assets to Total Assets

	2001	2000	1999
Total segment net assets	$25,668	$29,116	$30,266
Corporate assets	10,463*	5,603	5,173
Liabilities included in net assets	4,188	4,707	5,338
Total assets	$40,319	$39,426	$40,777

** Reflects an increase in Cash and Cash Equivalents related primarily to the sale of DuPont Pharmaceuticals.*

Other Items

	Segment Totals	Adjustments	Consolidated Totals
2001			
Depreciation and amortization	$1,761	$ (7)	$1,754
Equity in earnings of affiliates	(47)	4	(43)
Provision for income taxes	2,887	(420)	2,467
Affiliate net assets	3,367	(1,322)	2,045
Expenditures for long-lived assets	1,296	198	1,494
2000			
Depreciation and amortization	$1,854	$ 6	$1,860
Equity in earnings of affiliates	198	91	289
Provision for income taxes	1,488	(416)	1,072
Affiliate net assets	3,616	(1,410)	2,206
Expenditures for long-lived assets	1,708	226	1,934
1999			
Depreciation and amortization	$1,691	$ (1)	$1,690
Equity in earnings of affiliates	165	(30)	135
Provision for income taxes	1,794	(384)	1,410
Affiliate net assets	2,346	(887)	1,459
Expenditures for long-lived assets	3,201	177	3,378

2 *Includes the following benefits (charges):*

Agriculture & Nutrition [a b c]	*$ (225)*
Nylon [a b]	*(135)*
Performance Coatings & Polymers [b]	*(58)*
Pharmaceuticals [d]	*3,866*
Pigments & Chemicals [b]	*(30)*
Polyester [a b e]	*(275)*
Specialty Fibers [b]	*(31)*
Specialty Polymers [b]	*(30)*
Other [b f]	*(5)*
	$ 3,077

a *Includes a net benefit of $21 resulting from changes in estimates related to restructuring activities, principally in the following segments: Agriculture & Nutrition – $6; Nylon – $8; and Polyester – $4.*

b *Includes charges of $679 resulting from employee terminations, facility shutdowns and asset impairments in the following segments: Agriculture & Nutrition – $80; Nylon – $143; Performance Coatings & Polymers – $60; Pigments & Chemicals – $30; Polyester – $264; Specialty Fibers – $30; Specialty Polymers – $32; and Other – $40.*

c *Includes a charge of $32 to write-down intangible assets related to the TOPCROSS® high oil corn business due to a decision to discontinue development research efforts, primarily as a result of a deteriorating commercial market outlook, a charge of $83 resulting from the sale of acquired Pioneer inventories and a charge of $35 related to settlement of litigation with Monsanto.*

(Dollars in millions, except per share)

d *Represents a gain of $3,866 associated with the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb, including an associated deferred tax benefit of $49.*

e *Includes a charge of $15 resulting from the shutdown of Polyester assets at the Circleville, Ohio site.*

f *Includes a gain of $34 resulting from the company's sale of stock that reduced its ownership interest in DuPont Photomasks, Inc.*

3 *Represents segment net assets after the sale of certain assets to Bristol-Myers Squibb on October 1, 2001.*

4 *Includes the following benefits (charges):*

Agriculture & Nutrition [a b]	$ (572)
Nylon [a c]	27
Performance Coatings & Polymers [a d]	(59)
Pharmaceuticals [e]	(44)
Pigments & Chemicals [f]	(1)
Polyester [a]	4
Other [g]	62
	$ (583)

a *Includes a net benefit of $15 resulting from changes in estimates related to prior restructuring activities as follows: Agriculture & Nutrition – $6; Nylon – $3; Performance Coatings & Polymers – $2; and Polyester – $4.*

b *Includes the following charges: $379 resulting from the sale of acquired Pioneer inventories, $215 to write down the company's investment in WebMD to estimated fair market value and to write off warrants returned to WebMD in connection with terminating the company's 1999 health care collaboration agreement, $62 to increase the company's reserve for Benlate® litigation, and $42 for accrued post-employment costs for Pioneer employees. These charges are partly offset by a $109 gain resulting from the sale by Pioneer of certain equity securities classified as available-for-sale and a credit of $11 to reduce the preliminary allocation of purchase price to purchased in-process research and development.*

c *Includes a $24 gain related to formation of a 50/50 global joint venture with Sabanci for industrial nylon.*

d *Includes a charge of $61 related to employee separation costs for about 1,000 employees within DuPont Performance Coatings, the shutdown of related manufacturing facilities, and other exit costs.*

e *Includes a charge of $44 to establish a litigation reserve.*

f *Includes a charge of $17 resulting from restructuring manufacturing operations at the Chambers Works site, offset by a gain of $16 attributable to the sale of the company's interest in a Mexican affiliate.*

g *Includes a noncash benefit of $62 resulting from the sale of stock that reduced the company's ownership interest in DuPont Photomasks.*

5 *Includes the following benefits (charges):*

Agriculture & Nutrition [a b]	$ (2,110)
Nylon [a c]	(326)
Performance Coatings & Polymers [a d]	(63)
Pharmaceuticals [a e]	(33)
Pigments & Chemicals [a]	1
Polyester [a f]	(80)
Specialty Fibers [a]	1
Specialty Polymers [a]	2
Other [a]	16
	$ (2,592)

a *Includes a net benefit of $47 resulting from changes in estimates related to restructuring and divestiture activities as follows: Agriculture & Nutrition – $2; Nylon – $11; Performance Coatings & Polymers – $1; Pharmaceuticals – $3; Pigments & Chemicals – $1; Polyester – $10; Specialty Fibers – $1; Specialty Polymers – $2; and Other – $16.*

b *Includes a charge of $107 attributable to employee separation costs, shutdown of various manufacturing facilities and the write-off of an intangible asset resulting from the loss of exclusive product marketing rights; a charge of $2,186 related to the write-off of purchased in-process research and development in conjunction with the acquisition of the remaining 80 percent interest in Pioneer; and a $208 gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD.*

c *Includes a charge of $337, of which $247 is attributable to an impairment charge for the write-down of the adipic acid plant in Singapore that continues to be operated. Other costs are principally due to the write-down of manufacturing assets in India pursuant to a sales agreement and the liquidation of a joint venture in China.*

d *Includes a charge of $64 attributable to purchased in-process research and development in conjunction with the acquisition of Herberts.*

e *Includes a charge of $36 resulting from the finalization of the tax basis related to the assets acquired and liabilities assumed in connection with the purchase of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company.*

f *Includes a $50 charge resulting from a loss on the formation of a 50/50 global joint venture with Teijin for the polyester films business and a $40 charge related to employee separation costs.*

(Dollars in millions, except per share)

33. Subsequent Events

In February 2002 the Argentine government announced several economic measures in an effort to stabilize economic turmoil in the country. One of these measures requires the immediate conversion of the company's U.S. dollar-denominated trade receivables to Argentine pesos. This action is expected to result in an exchange loss of about $50 which will be reflected in the company's first quarter 2002 financial results.

In February 2002 the company announced the realignment of its businesses into five market- and technology-focused growth platforms: DuPont Electronic & Communication Technologies, DuPont Performance Materials, DuPont Coatings & Color Technologies, DuPont Safety & Protection, and DuPont Agriculture & Nutrition. The company also announced the creation of a Textiles and Interiors subsidiary. DuPont will consider a full range of options to separate DuPont Textiles & Interiors from the company.

Quarterly Financial Data

(Dollars in millions, except per share)

	Quarter Ended			
	March 31	June 30	September 30	December 31
2001				
Sales	$6,859	$6,997	$5,641	$5,229
Cost of goods sold and other expenses [1]	6,092	7,376	5,527	5,077
Income before cumulative effect of a change in accounting principle	484	(213)	142	3,915
Net income (loss)	495 [2]	(213) [3]	142 [4]	3,915 [5]
Basic earnings (loss) per share of common stock before cumulative effect of a change in accounting principle [6]	.46	(.21)	.13	3.83
Basic earnings (loss) per share of common stock [6]	.47	(.21)	.13	3.83
Diluted earnings (loss) per share of common stock before cumulative effect of a change in accounting principle [6]	.46	(.21)	.13	3.82
Diluted earnings (loss) per share of common stock [6]	.47	(.21)	.13	3.82
Dividends per share of common stock	.35	.35	.35	.35
Market price of common stock [7]				
High	49.56	49.88	48.93	45.75
Low	39.86	40.00	32.64	36.28
2000				
Sales	$7,593	$7,914	$6,445	$6,316
Cost of goods sold and other expenses [1]	6,481	6,857	5,779	5,857
Net income	803 [8]	688 [9]	562 [10]	261 [11]
Basic earnings per share of common stock [6]	.76	.66	.54	.25
Diluted earnings per share of common stock [6]	.76	.65	.53	.25
Dividends per share of common stock	.35	.35	.35	.35
Market price of common stock [7]				
High	74.00	63.63	50.69	49.88
Low	45.06	43.13	38.19	39.63

1 *Excludes interest expense and nonoperating items.*

2 *Includes a net charge of $72 ($.07 per share – diluted) reflecting: a noncash charge of $83 resulting from the sale of acquired Pioneer inventories; and a benefit of $11 resulting from a cumulative effect of a change in accounting principle.*

3 *Includes a net charge of $645 ($.62 per share – diluted) reflecting: a gain of $34 on the sale of DuPont Photomasks stock; and a noncash charge of $679 related to impairment charges and restructuring activities.*

4 *Includes a net benefit of $14 ($.01 per share – diluted) reflecting: a charge of $35 to establish a reserve related to litigation settlement with Monsanto; and a benefit of $49 resulting from recognition of differences between tax basis and book basis of the company's investment in DuPont Pharmaceuticals.*

5 *Includes a net benefit of $3,791 ($3.70 per share – diluted) reflecting: a gain of $3,817 on the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb, a benefit of $21 resulting from changes in estimates related to restructuring activities, a charge of $15 resulting from the shutdown of certain polyester assets and a charge of $32 resulting from the write-down of certain Agriculture & Nutrition intangible assets.*

6 *Earnings per share for the year may not equal the sum of quarterly earnings per share due to changes in average share calculations.*

7 *As reported on the New York Stock Exchange, Inc. Composite Transactions Tape.*

8 *Includes a net charge of $95 ($.09 per share – diluted) reflecting: a noncash charge of $215 resulting from the sale of acquired Pioneer inventories; a gain of $109 from sale of available-for-sale securities; and a gain of $11 to revise a prior estimate for the 1999 write-off of acquired in-process research and development.*

9 *Includes a net charge of $261 ($.25 per share – diluted) reflecting: a noncash charge of $138 resulting from the sale of acquired Pioneer inventories; a charge of $62 to increase the company's reserve for Benlate® fungicide litigation; and a charge of $61 related to employee separation costs and shutdown of manufacturing facilities.*

10 *Includes a net benefit of $25 ($.02 per share – diluted) reflecting: a gain of $81 on the sale of DuPont Photomasks stock; a charge of $55 related to Pioneer post-employment costs and finalization of purchase accounting; a charge of $17 related to restructuring manufacturing operations; and a gain of $16 from the sale of DuPont's interest in an affiliate.*

11 *Includes a net charge of $233 ($.22 per share – diluted) reflecting: a noncash charge of $215 relating to the WebMD investment write-down and warrant write-off; a charge of $44 to establish a litigation reserve in Pharmaceuticals; a noncash charge of $13 resulting from the sales of Pioneer inventories; a gain of $24 related to formation of a global 50/50 industrial nylon joint venture with Sabanci; and a gain of $15 related to changes in restructuring activity estimates.*

Five Year Financial Review[1]

(Dollars in millions, except per share)

	2001	2000	1999	1998	1997
Summary of operations					
Sales	$24,726	$28,268	$26,918	$24,767	$24,089
Income from continuing operations before income taxes and minority interests	$ 6,844	$ 3,447	$ 1,690	$ 2,613	$ 2,829
Provision for income taxes	$ 2,467	$ 1,072	$ 1,410	$ 941	$ 1,354
Income from continuing operations	$ 4,328	$ 2,314	$ 219	$ 1,648	$ 1,432
Income from discontinued operations	$ –	$ –	$ 7,471	$ 3,033	$ 973
Net income	$ 4,328 [2]	$ 2,314	$ 7,690	$ 4,681 [3]	$ 2,405
Basic earnings per share of common stock					
Income from continuing operations	$ 4.17	$ 2.21	$ 0.19	$ 1.45	$ 1.26
Income from discontinued operations	$ –	$ –	$ 6.89	$ 2.69	$ 0.86
Net income	$ 4.17 [2]	$ 2.21	$ 7.08	$ 4.14 [3]	$ 2.12
Diluted earnings per share of common stock					
Income from continuing operations [4]	$ 4.15	$ 2.19	$ 0.19	$ 1.43	$ 1.24
Income from discontinued operations	$ –	$ –	$ 6.80	$ 2.65	$ 0.84
Net income	$ 4.15 [2]	$ 2.19	$ 6.99	$ 4.08 [3]	$ 2.08
Financial position at year end					
Working capital	$ 6,734	$ 2,401	$ 1,425	$(2,374)	$(2,110)
Total assets	$40,319	$39,426	$40,777	$38,536	$36,689
Borrowings and capital lease obligations					
Short term	$ 1,464	$ 3,247	$ 4,941	$ 6,629	$ 6,152
Long term	$ 5,350	$ 6,658	$ 6,625	$ 4,495	$ 5,897
Stockholders' equity	$14,452	$13,299	$12,875	$13,954	$11,270
General					
For the year					
Capital expenditures	$ 1,634	$ 2,022	$ 6,988 [5]	$ 5,480 [5]	$ 7,075 [5]
Depreciation	$ 1,320	$ 1,415	$ 1,444	$ 1,452	$ 1,361
Research and development expense [6]	$ 1,588	$ 1,776	$ 1,617	$ 1,308	$ 1,072
As percent of sales	6.4%	6.3%	6.0%	5.3%	4.5%
Average number of shares (millions)					
Basic	1,036	1,043	1,085	1,129	1,131
Diluted	1,041	1,051	1,098	1,145	1,150
Dividends per common share	$ 1.40	$ 1.40	$ 1.40	$ 1.365	$ 1.23
Common stock prices					
High	$ 49.88	$ 74.00	$ 75.19	$ 84.44	$ 69.75
Low	$ 32.64	$ 38.19	$ 50.06	$ 51.69	$ 46.38
Year-end close	$ 42.51	$ 48.31	$ 65.88	$ 53.06	$ 60.06
At year end					
Employees (thousands) [7]	79	93	94	101	98
Common stockholders of record (thousands)	127	132	140	145	154
Book value per common share	$ 14.20	$ 12.57	$ 12.09	$ 12.18	$ 9.77

1 See Management's Discussion and Analysis, Consolidated Financial Statements and Quarterly Financial Data for information relating to significant items affecting the results of operations and financial position.

2 Before cumulative effect of a change in accounting principle. See Note 11 to the Consolidated Financial Statements.

3 Before extraordinary charge from early extinguishment of debt of $201, net of taxes.

4 Earnings from continuing operations before one-time items—diluted were $1.19, $2.73, $2.58, $2.55 and $2.70 for the years 2001, 2000, 1999, 1998 and 1997, respectively.

5 Includes strategic acquisitions.

6 Excludes purchased in-process research and development.

7 Includes employees of discontinued Conoco operations prior to 1999.

Board of Directors

Charles O. Holliday, Jr.
Chairman of the Board and Chief Executive Officer

Alain J. P. Belda
Chairman and Chief Executive Officer, Alcoa Inc. (producer of aluminum and alumina)

Richard H. Brown
Chairman of the Board and Chief Executive Officer, EDS (global services company)

Curtis J. Crawford
Chairman of the Board, ON Semiconductor Company (semiconductor company)

Louisa C. Duemling

Edward B. du Pont

Deborah C. Hopkins
Senior Advisor, Marakon Associates (management consulting firm)

Lois D. Juliber
Chief Operating Officer, Colgate-Palmolive Company (consumer products company)

Göran Lindahl
Chairman Designate, Anglo American plc (mining and natural resources company)

Masahisa Naitoh
Executive Vice Chairman, ITOCHU Corporation (global trading company)

William K. Reilly
President and Chief Executive Officer, Aqua International Partners LP (finances water supply and wastewater treatment in developing countries) Former Administrator, U.S. Environmental Protection Agency

H. Rodney Sharp, III

Charles M. Vest
President, Massachusetts Institute of Technology

Louise B. Lancaster
Corporate Secretary
Secretary to Corporate Governance, Environmental Policy and Strategic Direction Committees

Mary E. Bowler
Calissa W. Brown
Steve C. Cozamanis
Donald P. McAviney
Peter C. Mester
Assistant Secretaries

Veronica A. Thomas
Assistant Secretary
Secretary to Audit and Compensation Committees

Audit Committee
Charles M. Vest (Chair)
Curtis J. Crawford
Deborah C. Hopkins
Masahisa Naitoh
H. Rodney Sharp, III

Compensation Committee
Lois D. Juliber (Chair)
Alain J. P. Belda
H. Rodney Sharp, III

Corporate Governance Committee
Curtis J. Crawford (Chair)
Edward B. du Pont
William K. Reilly

Environmental Policy Committee
William K. Reilly (Chair)
Louisa C. Duemling
Göran Lindahl

Strategic Direction Committee
Charles O. Holliday, Jr. (Chair)
Alain J. P. Belda
Richard H. Brown
Lois D. Juliber
Göran Lindahl

DuPont Fellows

Recognized leaders in their respective fields

Edward Deyrup
DuPont Packaging & Industrial Polymers
New Products and Processes

Arthur W. Etchells
DuPont Engineering Technology
Fluid Mechanics, Mixing, Process Equipment Analysis and Design

Vlodek Gabara
DuPont Advanced Fiber Systems
New products and processes for High Performance Fibers

Keith Marchildon
DuPont Canada
Polymerization, Polymer Processing

Leo E. Manzer
DuPont Central Research & Development
Homogeneous and Heterogeneous Catalysis

Ralph N. Miller
DuPont Fluoroproducts
Process Modeling, Distillation, VLE Data

Charles J. Noelke
DuPont Fluoroproducts
Process Engineering, Product/Process Development and Commercialization

Rolando Pagilagan
DuPont Engineering Polymers
Polymer Synthesis, Polymer Development

V. N. Malli Rao
DuPont Fluoroproducts
Chemistry, Catalysis, Process Development

Leon S. Scott
DuPont Nylon
Distillation, VLE Measurement, Process Development

Noel C. Scrinver
DuPont Engineering
Aqueous Electrolyte Thermodynamics, Environmental Physical Properties

Zhi-Yuen Shen
DuPont Corporate Venture
Superconductive Wireless

Hyunkook Shin
DuPont Nonwovens
Fiber Spinning, Nonwovens Technology

Harry Spinelli
DuPont Performance Coatings
Polymer Development, Ink Jet Inks

John H. Taylor
DuPont Information Technology
IT Security, IT Governance, Organizational Knowledge, eBusiness, Technology Trends

Corporate Directory

The principal occupation of each officer is employment with the company.

Richard J. Angiulio
Vice President &
General Manager
DuPont Fluoroproducts

Roger W. Arrington
Vice President &
Assistant General Counsel

Edward J. Bassett
Vice President
DuPont Capital
Management

David Bills
Vice President
Corporate Plans

Craig F. Binetti
Vice President &
General Manager
DuPont Packaging &
Industrial Polymers

James C. Borel
Vice President &
General Manager
DuPont Crop Protection

Serge Y. Borloz
Vice President &
General Auditor

Jane D. Brooks
Vice President
DuPont Biotechnology
Network

Terry Caloghiris
Vice President &
General Manager
DuPont Engineering
Polymers

Jeffrey A. Coe
Vice President &
General Manager
DuPont Chemical
Solutions Enterprise

Thomas M. Connelly*
Senior Vice President and
Chief Science &
Technology Officer

Edward J. Donnelly
Group Vice President
DuPont Coatings & Color
Technologies

Kathleen H. Forte
Vice President
DuPont Global Public
Affairs

J. Erik Fyrwald
Vice President &
General Manager
DuPont Nutrition & Health

William Ghitis
Vice President & General
Manager
DuPont Apparel

Tom D. Gill, Jr.
Vice President
Global Operations
DuPont Engineering
Polymers

Richard R. Goodmanson*
Executive Vice President
& Chief Operating
Officer

Ann K. M. Gualtieri
Vice President
DuPont Investor Relations

Diane H. Gulyas
Group Vice President
DuPont Electronic &
Communication
Technologies

William J. Harvey
Vice President &
General Manager
DuPont Advanced
Fiber Systems

John W. Himes
Senior Vice President
DuPont Corporate
Strategy

John C. Hodgson*
Executive Vice
President

Charles O. Holliday, Jr.*
Chairman &
Chief Executive Officer

Henri Irrthum
Vice President
DuPont Global Sourcing &
Logistics Services

John P. Jessup
Vice President & Controller

Nancie S. Johnson
Vice President
DuPont Government
Affairs

W. Donald Johnson
Group Vice President
DuPont Operations &
Services

Jeffrey L. Keefer
Vice President &
General Manager
DuPont White Pigment &
Mineral Products

D. S. Kim
President
DuPont Asia Pacific

Ellen J. Kullman
Group Vice President
DuPont Safety &
Protection

John R. Lewis
Vice President & General
Manager
DuPont Performance
Coatings

Don R. Linsenmann
Vice President &
Corporate Champion
Six Sigma

George F. MacCormack
Group Vice President
DuPont Textiles &
Interiors

Willie C. Martin
President – U.S. Region
Vice President –
Operations
DuPont Polyester

Marshall G. McClure
Vice President
Tax

Richard L. McConnell
President & Chief
Operating Officer
Pioneer Hi-Bred
International

Steven R. McCracken
Group Vice President
DuPont Textiles &
Interiors

Keith R. McLoughlin
Vice President &
General Manager
DuPont Nonwovens

Eric G. Melin
Vice President &
General Manager
DuPont Performance
Coatings

David B. Miller
Vice President &
General Manager
DuPont Electronic
Technologies

Howard L. Minigh
Group Vice President
DuPont Agriculture &
Nutrition

Stacey J. Mobley*
Senior Vice President,
Chief Administrative
Officer & General
Counsel

Douglas W. Muzyka
President &
General Manager
DuPont Mexico

Craig G. Naylor
Group Vice President
DuPont Performance
Materials

Richard C. Olson
Vice President
eBusiness Solutions

Harry Parker
Vice President &
General Manager
DuPont Surfaces

Gary M. Pfeiffer*
Senior Vice President &
Chief Financial Officer

James B. Porter
Vice President
DuPont Engineering &
Operations

Chester D. Pribonic
Vice President &
General Manager
DuPont Display
Technologies

Vernon R. Rice
Vice President &
Assistant General Counsel

Robert Ridout
Vice President
DuPont Information
Systems &
Chief Information Officer

Thomas L. Sager
Vice President &
Assistant General Counsel

Francine P. Cheeseman
Shaw
Vice President &
General Manager
DuPont Global Services
Business

Susan M. Stalnecker
Vice President &
Treasurer

Paul V. Tebo
Vice President
DuPont Safety, Health &
Environment

Alan R. Titus
Vice President &
General Manager

Henrique Ubrig
President
DuPont South America

Henry B. Voigt
Vice Chairman &
Chief Operating Officer
DuPont Teijin Films™

Mathieu Vrijsen
President
DuPont Europe, Middle
East & Africa

Kenneth W. Wall
Vice President &
General Manager
DuPont Nylon
Intermediates, Specialties
& Polymers

Eduardo W. Wanick
Vice President
Private Equity Investments

Alan S. Wolk
Vice President &
General Manager
DuPont Global Flooring

Masatoshi Yamamoto
President
DuPont K.K. – Japan

Dennis Zeleny*
Senior Vice President
Global Human Resources

* *Member, Office of the Chief Executive*

Information for Investors

Corporate Headquarters

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898
Telephone: 302 774-1000
E-mail: **find.info@usa.dupont.com**

2002 Annual Meeting

The annual meeting of the shareholders will be held at 10:30 a.m., Wednesday, April 24, in The Playhouse Theatre in the DuPont Building, 1007 Market Street, Wilmington, Delaware.

Stock Exchange Listings

DuPont common stock is listed on the New York Stock Exchange, Inc. (Symbol DD) and on certain foreign exchanges. Quarterly high and low market prices, as reported on the NYSE Composite Transactions Tape, are shown in the Quarterly Financial Data Page.

DuPont preferred stock is listed on the New York Stock Exchange, Inc. (Symbol DDPrA for $3.50 series and Symbol DDPrB for $4.50 series).

Dividends

Common and preferred dividends are usually declared in January, April, July and October. Dividends on common stock are usually paid on or about March 14, June 12, September 12 and December 14. Preferred dividends are paid on or about the 25th of January, April, July and October.

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

Shareholder Services

Inquiries from shareholders about stock accounts, transfers, certificates, dividends (including direct deposit and reinvestment), name or address changes and electronic receipt of proxy materials may be directed to DuPont's stock transfer agent:

EquiServe Trust Company N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
or call: in the United States and Canada –
888 983-8766 (toll free)
other locations – 201 324-0313
for the hearing impaired –
TDD: 201 222-4955

or visit EquiServe's home page at
http://www.equiserve.com

Investor Relations

Institutional investors and other representatives of financial institutions should contact:

E. I. du Pont de Nemours and Company
DuPont Investor Relations
1007 Market Street – D-11018
Wilmington, DE 19898
or call 302 774-4994

Bondholder Relations

E. I. du Pont de Nemours and Company
DuPont Finance
1007 Market Street – D-8028
Wilmington, DE 19898
or call 302 774-3086

DuPont on the Internet

Financial results, news and other information about DuPont can be accessed from DuPont's home page on the Internet at **http://www.dupont.com** This page includes links to important sites such as products and services, financial reports, SEC Edgar filings, data book, news releases, environmental information and career opportunities.

Product Information / Referral

From the United States and Canada: 800 441-7515
From other locations: 302 774-1000
E-mail: **find.info@usa.dupont.com**
On the Internet: **http://www.dupont.com**

Printed Reports Available to Shareholders

The following company reports may be obtained, without charge:

1. 2001 Annual Report to the Securities and Exchange Commission, filed on Form 10-K;
2. Quarterly reports to the Securities and Exchange Commission, filed on Form 10-Q;
3. 2001 DuPont Sustainable Growth Progress Report. (Details the company's progress in addressing the three components of sustainable growth – environmental improvement, social value and shareholder value.)

   This report and more environmental information are available on the Internet at: **http://www.dupont.com/corp/social/SHE/index.html**

Requests should be addressed to:
DuPont Corporate Information Center
BMP10 – 2200 Suites
P.O. Box 80010
Wilmington, DE 19880-0010
or call 302 774-5991
E-mail: **find.info@usa.dupont.com**

Services for Shareholders

Online Account Access

Registered shareholders may access their accounts and obtain online answers to stock transfer questions by signing up for Internet account access. Call toll-free 877 843-9327 (outside the United States and Canada, call 201 536-8071) to obtain by mail a temporary personal identification number and information on viewing your account over the Internet.

Dividend Reinvestment Plan

An automatic dividend reinvestment plan is available to all registered shareholders. Common or preferred dividends can be automatically reinvested in DuPont common stock. Participants also may add cash for the purchase of additional shares. A detailed account statement is mailed after each investment. Your account can also be viewed over the Internet if you have Online Account Access (see above). To enroll in the plan, please contact EquiServe (listed above).

Online Delivery of Proxy Materials

You may elect to receive proxy materials electronically next year in place of printed materials. Doing so will save DuPont printing and mailing expenses, reduce environmental impact, and provide you immediate access to the annual report, proxy statement and voting form when they become available.

Sign up at these Internet sites:

Registered shareholders (those with certificates or participating in DuPont's dividend reinvestment plan): **http://www.econsent.com/dd/**

Shareholders with brokerage or bank accounts: **http://www.icsdelivery.com** (See this web site for the list of brokers and banks which offer this capability.)

Note: sign-up will apply to all companies in your brokerage or bank account.

Direct Deposit of Dividends

Registered shareholders who would like their dividends directly deposited in a U.S. bank account should contact EquiServe (listed above).

DuPont Magazine

Shareholders who are interested in learning more about the company's products and the contributions they make to society may request a free, one-year subscription to DuPont Magazine. Call 800 228-2558.

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